Follow-Up Materials


06014908

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lukoil Oil Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FILE NO. 82- 4006 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: DW

DAT : 7/6/06



ANNUAL REPORT 2005


ЛУКОЙЛ
НЕФТЯНАЯ КОМПАНИЯ

PRESS-RELEASE

June 28, 2006

GENERAL ANNUAL SHAREHOLDERS MEETING OF OAO LUKOIL HELD IN MOSCOW

OAO LUKOIL ("LUKOIL" or "the Company") held an Annual General Shareholders Meeting ("AGSM") in Moscow today to approve its 2005 Annual report and Financial statements based on the result of the financial year.

Shareholders approved the payment of dividends based on the Company's performance in 2005 in the amount of 33 rubles per ordinary share (28 rubles in 2004). The AGSM also adopted changes and amendments to the Company Charter, the Regulations on the Board of Directors and the Audit Commission of OAO LUKOIL, aiming to improve corporate governance.

The shareholders also adopted amount of remuneration and compensation of expenses to the members of the Board of Directors and Audit Commission of OAO LUKOIL.

ZAO KPMG was approved as LUKOIL`s independent auditor.

The AGSM also elected the Audit Commission and approved the interested/related party transactions.

Vagit Yu. Alekperov was elected President of OAO LUKOIL for a term of five years.

The shareholders elected the following Board of Directors:

1. Vagit Yu. Alekperov, President of OAO LUKOIL;

2. Mikhail P. Berezhnoi, Director General of the Non-State Pension Fund LUKOIL-Garant;

3. Valery I. Grayfer, Director General of OAO RITEK;

4. Oleg E. Kutafin, Rector (President) of the Moscow State Academy of Law;

5. Ravil U. Maganov, First Vice President of OAO LUKOIL;

6. Richard Matzke, Former Vice Chairman of Chevron Corporation;

7. Kevin Meyers, President of Russia/Caspian Region, ConocoPhillips;

8. Sergei A. Mikhailov, Director General of OOO Management Consulting;

9. Nikolai A. Tsvetkov, Chairman of the Management Committee of OAO URALSIB;

10. Igor V. Sherkunov, Chairman of the Board of Directors of ZAO Investment Group Capital;

11.Aleksander N. Shokhin, President of the Russian Union of Industrialists and Entrepreneurs (Employers);

Valery Graifer, OAO RITEK Director General, was re-elected Chairman of the newly elected Board of Directors at the Board of Directors Meeting held after the AGSM of OAO LUKOIL.

President of LUKOIL Vagit Alekperov and Chairman of the Board of Directors Valery Graifer, speaking before the shareholders, noted, namely, that LUKOIL emerged as the undisputed leader among Russian private oil & gas companies in recent years. Since its creation, LUKOIL has gone from a local vertically integrated oil company to transnational corporation, working successfully on all major international hydrocarbon markets and on a level with the global market leaders in main business segments. Beyond question, 2005 was the best year in LUKOIL`s history.

LUKOIL achieved its main goal, which is to increase considerably shareholder value of the Company. LUKOIL`s shares occupied leading positions on the Russian markets in 2005, their price grew by 95,7%. Net profit of LUKOIL Group in 2005 was $6443 million, which is 51,7% more than for 2004. Return on average capital employed rose from 19,3% to 23,3%. The Company is steadily increasing the absolute size of dividends. Dividends for 2005 reached 33 rubles ($1.20) per share, offering 1.3% dividend yield and representing over 15% of 2005 net profit. Overall shareholders return last year was 99%.

Conditions on the world hydrocarbon market were particularly favorable in 2005. However, high export duties and mineral extraction tax enforced under Russian law took away most extra export revenue, obtained due to oil prices above $25 per barrel. The Company`s tax charge was $18.7 billion, representing an 78.2% increase from last year. Thus major growth of company value and improvement of its financial results were mainly achieved thanks to increased efficiency of LUKOIL in all aspects of its business.

The Company`s efforts in the Exploration & Production segment were focused on increase of production volumes, as well as on ensuring consistent, long-term growth of production through increase of the resource base. Oil production in 2005 totaled 90.16 million tonnes and gas production was 7.57 billion cubic meters. Average daily production of hydrocarbons was 1.94 million barrels of oil equivalent, which is 5.4% more than in 2004.

The Company successfully increased its resource potential last year through both geological exploration and acquisitions. LUKOIL discovered a new high-quality oil field in the Northern Caspian. The field is the largest oil discovery of the last decade in Russia. As part of energetic expansion of its international Exploration & Production segment, LUKOIL acquired Nelson Resources Limited, which owns significant reserves in Kazakhstan. This acquisition increased the share of international projects in overall LUKOIL hydrocarbon production from 5.2% to 6.8%, which fully coincides with the Company's development strategy. LUKOIL also significantly strengthened its competitive positions in Kazakhstan, advancing from ninth to fourth biggest hydrocarbon producer in that country.

The Company continued consolidation of its Exploration & Production assets in 2005, buying the remaining half of SeverTEK, which has licenses to develop fields in the Nenets Autonomous District and the Republic of Komi, and consolidating another company, Tursunt. LUKOIL also acquired a 66% interest in Geoilbent. LUKOIL continued its strategy of transformation from an oil company into an oil & gas company. The Board of Directors approved a long-term program for development of Company gas business, targeting rapid increase in natural gas production. The share of gas in overall production of hydrocarbons by the Company will increase to 33%. The main aim of the program is to increase value of the Company by commercializing gas reserves. In 2005 the Company commissioned the Nakhodkinskoye gas field, which is one of the fields in the Bolshekhetskaya Depression. Development of fields in this region is integral to LUKOIL's gas business strategy.

In the Refining & Marketing segment the Company prioritized improvement of product quality, as well as modernization of production facilities and development of the marketing network. The program of modernization of LUKOIL`s refineries is intended to improve their technical and economic parameters and to enable output of high-quality petroleum products of high quality, matching Euro-3 and Euro-4 standards, as well as reducing environmental impact. LUKOIL is the first Russian oil company to begin large-scale production of Euro-4 diesel fuel with improved environmental characteristics and to launch mass sales of the new fuel. According to the plan for development of LUKOIL's Russian refineries, annual production of diesel fuel to Euro-4 standards will exceed 10 million tonnes by 2010.

LUKOIL significantly extended its marketing network in 2005, enabling the Company to bring its products to the end-user worldwide. LUKOIL bought the Finnish companies Oy Teboil Ab and Suomen Petrooli Oy, giving the Group access to the Finnish petroleum market. The Company also took steps to expand its presence on the East European retail market, particularly in Hungary and Macedonia.

Cooperation between LUKOIL and ConocoPhillips was continued in 2005. The joint venture, Naryanmarneftegaz, was set up as part of the strategic partnership. This company develops hydrocarbon reserves in the promising Timan-Pechora oil & gas province in northern European Russia. ConocoPhillips increased its stake in LUKOIL share capital to 16.1% by the end of 2005. According to conditions of the shareholder agreement, the ConocoPhillips stake in LUKOIL can go as high as 20%.

In the year 2005 LUKOIL achieved major operating successes and success in increasing shareholder value. The competitive advantages of the Company are its high-quality assets, strong financial and operating indicators, resource base, cutting-edge technologies and talented people.

Пресс-служба ОАО «ЛУКОЙЛ»
тел.: (095)927 1677, факс: (095)927 1653, E-mail: pr@lukoil.com

CONTENTS

ADDRESS TO SHAREHOLDERS



Chairman of the LUKOIL Board of Directors Valery Grayfer

Dear Shareholders,

This year, 2006, has special importance for us as the year when LUKOIL marks its fifteenth anniversary. Since its creation the Company has gone from strength to strength, scaling new heights and consistently improving efficiency in all aspects of its business, thereby increasing shareholder returns. LUKOIL has emerged as the undisputed leader among Russian private oil & gas companies in recent years thanks to huge efforts to achieve a breakthrough in both quantity and quality. From where we are today, we can confidently say that LUKOIL has successfully travelled the road from a local vertically integrated oil company to a transnational corporation, working successfully on all major international hydrocarbon markets and on a level with the global market leaders in main business segments.

We are happy to report that 2005 was the best year in LUKOIL's history. We achieved our main task, which is to increase considerably shareholder value of the Company. We are pleased to note that LUKOIL shares occupied leading positions on the Russian market in 2005 and their price rose by 95.7%.

Net income of LUKOIL in the reporting year was $6,443 million, which is 51.7% more than in 2004. Return on average capital employed rose from 19.3% to 23.3%.

We are glad to note that the Company has steadily increased its dividends. Recommended dividends for 2005 reached 33 roubles ($1.20) per share, offering 1.3% dividend yield and representing over 15% of 2005 net profit. Overall shareholder return last year was at a record level of 99%.

Conditions on the world hydrocarbon market were particularly favorable in 2005. However, high export duties and mineral extraction tax enforced under Russian law took away most extra export revenue, obtained due to oil prices above $25 per barrel. Thus major growth of company value and improvement of its financial results were mainly achieved thanks to increased efficiency of LUKOIL in all aspects of its business.

Our efforts in the **Exploration & Production** segment during the reporting year were focused on increase of current production volumes and on ensuring consistent, long-term growth of production through increase of the resource base.

Oil production in 2005 totaled 90.16 million tonnes and gas production was 7.57 billion cubic meters. Average daily production of hydrocarbons was 1.94 million barrels of oil equivalent, which is 5.4% more than in 2004.

The Company successfully increased its resource potential last year through both geological exploration and acquisitions. LUKOIL discovered a new high-quality oil field in the Northern Caspian. The field is the largest oil discovery of the last decade in Russia.



President of LUKOIL
Vagit Alekperov

As part of energetic expansion of its international Exploration & Production segment, LUKOIL acquired Nelson Resources Limited, which owns significant reserves in Kazakhstan. This acquisition increased the share of international projects in overall LUKOIL hydrocarbon production from 5.2% to 6.8%, which fully coincides with the Company's development strategy. LUKOIL also significantly strengthened its competitive positions in Kazakhstan, advancing from ninth to fourth biggest hydrocarbon producer in that country.

The Company continued consolidation of its Exploration & Production assets in 2005, buying the remaining half of SeverTEK, which has licenses to develop fields in the Nenets Autonomous District and the Republic of Komi, and consolidating another company, Tursunt. LUKOIL also acquired a 66% interest in Geoilbent.

LUKOIL continued its strategy of transformation from an oil company into an oil & gas company. The Board of Directors approved a long-term program for development of Company gas business, targeting rapid increase in natural gas production. The share of gas in overall production of hydrocarbons by the Company will increase to 33%. The main aim of the program is to increase value of the Company by commercializing gas reserves.

In the reporting year, the Company commissioned the Nakhodkinskoye gas field, which is one of the fields in the Bolshekhetskaya Depression. Development of fields in this region is integral to LUKOIL's gas business strategy. We view development of this business as one of the main preconditions for sustainable development of the Company as a whole in the long term.

In the **Refining & Marketing** segment the Company prioritized improvement of product quality, as well as modernization of production facilities and development of the marketing network. The program of modernization of LUKOIL's refineries is intended to improve their technical and economic parameters, and to enable output of high-quality petroleum products, matching Euro-3 and Euro-4 standards, as well as reducing environmental impact. LUKOIL is the first Russian oil company to begin large-scale production of Euro-4 diesel fuel with improved environmental characteristics and to launch mass sales of the new fuel. According to the plan for development of LUKOIL's Russian refineries, annual production of diesel fuel to Euro-4 standards will exceed 10 million tonnes by 2010.

LUKOIL significantly extended its marketing network in 2005, enabling the Company to bring its products to the end-user worldwide. LUKOIL bought the Finnish companies Oy Teboil Ab and Suomen Petrooli Oy, giving the Group access to the Finnish petroleum market. The Company also took steps to expand its presence on the East European retail market, particularly in Hungary and Macedonia.

Cooperation between LUKOIL and ConocoPhillips was continued in 2005. The joint venture, Naryanmarneftegaz, was set up as part of the strategic partnership. This company develops hydrocarbon reserves in the promising Timan-Pechora oil & gas province in northern European Russia. ConocoPhillips has a 30% interest in the company, which is managed on a parity basis. ConocoPhillips also increased its stake in LUKOIL share capital to 16.1% by the end of 2005. According to conditions of the shareholder agreement, the ConocoPhillips stake in LUKOIL can go as high as 20%.

In all spheres of our business we take special care to ensure that our operations do not represent a threat to society and the environment. We give top priority to health and well-being of our employees and of local populations in regions where the Company carries out its operations. LUKOIL's efforts in the environmental sphere aim to improve product quality by application of the latest technologies and to maintain high environmental standards in production processes. Our goal is to avoid negative impact on the environment and achieve rational use of natural resources.

Finally, we recognize the absolute importance and value of our people, who deserve much of the credit for growth in efficiency of the Company and for resulting increase of shareholder value. LUKOIL therefore lends special importance to social policy, to raising the professional skills of personnel and to issues of motivation.

Looking back at the 15-year history of the Company we are pleased to acknowledge major operating successes and success in increasing shareholder value. This has ensured a high level of income to our shareholders and investors. We see huge potential for development of LUKOIL Group in the future and believe that we can realize that potential thanks to high-quality assets, strong financial and operating indicators, cutting-edge technologies, and talented people.

We believe that LUKOIL, supported by You the Shareholders, is fully capable of achieving new successes in the future.

Total Shareholder Return, %


120
100
80
60
40
20
0
54.8
34.1
99.0
2003
2004
2005

Chairman of the LUKOIL Board of Directors
Valery Grayfer

President of LUKOIL
Vagit Alekperov

MAIN FINANCIAL AND OPERATING INDICATORS

	2005	2004	Growth, %
MAIN FINANCIAL INDICATORS			
Sales, $ million	55,774	33,845	64.8
Operating income, $ million	9,388	6,034	55.6
EBITDA, $ million	10,404	7,203	44.4
Income before income taxes, $ million	8,910	6,008	48.3
Net income, $ million	6,443	4,248	51.7
Basic EPS, $	7.91	5.20	52.1
ROACE, %	23.3	19.3	
Capital expenditures, $ million	4,177	3,447	21.2
Share price (end of year), $	59.40	30.35	95.7
Dividend per share, roubles	33	28	17.9
MAIN OPERATING INDICATORS			
Oil reserves, million barrels	16,114	15,972	0.9
Gas reserves, trillion cubic feet	25,298	24,598	2.8
Hydrocarbon reserves, million boe	20,330	20,072	1.3
Oil production, thousand tonnes	90,158	86,200	4.6
Natural gas production, million cubic meters	2,628	1,828	43.8
Associated gas production, million cubic meters	4,941	4,645	6.4
Hydrocarbon production, thousand boe per day	1,942	1,842	5.4
Refinery throughputs, million tonnes	47.55	44.03	8.0
Gas processing, million cubic meters	2,679	2,579	3.9
Petrochemical products output, million tonnes	2.18	2.24	–2.7
Crude oil exports, million tonnes	45.82	46.30	–1.0
Petroleum products exports, million tonnes	16.6	14.1	17.7
Crude oil sales, million tonnes	46.59	47.67	–2.3
Wholesale sales of petroleum products, million tonnes	65.97	52.93	24.6
Retail sales of petroleum products, million tonnes	10.67	8.22	29.7
Retail network (including franchises), filling stations	5,830	5,405	7.9
Number of employees, thousand	145.4	162.8	–10.7

LUKOIL IS ONE OF THE MAJOR INTERNATIONAL INTEGRATED OIL & GAS COMPANIES


COLOMBIA
VENEZUELA
Exploration
Production
Refining
Marketing



UKRAINE
FINLAND
BELARUS
ESTONIA
LATVIA
LITHUANIA
POLAND
HUNGARY
SERBIA AND MONTENEGRO
ROMANIA
MOLDOVA
BULGARIA
TURKEY
CYPRUS
EGYPT
KAZAKHSTAN
UZBEKISTAN
IRAN
AZERBAIJAN
GEORGIA
IRAQ
SAUDI ARABIA

EVENTS IN 2005

January

LUKOIL increases its shareholding in LUKOIL Neftochim Burgas Refinery (Bulgaria) to 93.2% via purchase of 22% of shares from minority shareholders for $56 million. A further 4% is acquired for $10 million in August 2005. LUKOIL's stake in the Burgas Refinery thus increases to 97.2%.

LUKOIL resumes work on construction of a new polypropylene facility at the Stavrolen chemical complex (Stavropol Region). The work was interrupted in 1995 due to withdrawal of state financing. The facility with 120,000 tonnes annual capacity is to be commissioned at the end of 2006. It will be the first such facility at a LUKOIL chemical complex.

LUKOIL holds an EGM, at which shareholders approve changes and additions to the Company's Charter, increasing rights of minorities in decision making concerning large deals with Company assets. A representative of ConocoPhillips, Kevin Meyers, is elected to the BoD.

February

LUKOIL exits the Zykh-Govsany project in Azerbaijan. The main reason for this decision is failure of Zykh-Govsany to match Company profitability criteria for projects, due to major ecological spending and a high level of reserve exhaustion.

March

LUKOIL and the Kazakh oil & gas company KazMunaiGaz sign founding documents of a joint venture, Caspian Oil & Gas Company, which will develop the Khvalinskoye field (Caspian Sea) as well as transporting and marketing hydrocarbons and refined products.




ЛУКОЙЛ

The Company buys 15 filling stations in Hungary from the Austrian company ABA, raising the number of LUKOIL filling stations in Hungary to 26 (about 3% of the total Hungarian retail market).

LUKOIL buys the Finnish companies Oy Teboil Ab and Suomen Petrooli Oy.

LUKOIL and Gazprom sign a General Agreement on Strategic Partnership in 2005–2014. The agreement concerns joint realization of projects for exploration and development of oil & gas fields in the Yamal-Nenets Autonomous District, the Russian sector of the Caspian Sea, the Republic of Uzbekistan and other regions.

April

LUKOIL completes calculation and independent audit of its oil & gas reserves as of 1 January, 2005. According to the data, confirmed by Miller & Lents (USA), the Company's proved reserves of hydrocarbons are 20.07 billion boe: 15.97 billion barrels of oil and 24.60 trillion cubic feet of gas.

The Company commissions the Nakhodkinskoye gas field in the Boshekhetskaya Depression (Yamal-Nenets Autonomous District). The field should reach its planned production level of 10 billion cubic meters by 2008.

The international rating agency Moody's Investors Service raises its LUKOIL senior rating from Ba2 to Ba1. Moody's also raises its LUKOIL unsecured issuer rating from Ba3 to Ba2.

May

LUKOIL changes the ratio between depository receipts and ordinary shares in its two most liquid programs of receipts, from one receipt representing four common shares to one receipt representing one common share. The main point of the change is to create extra liquidity and increase attractiveness of the depository receipts for all categories of investors.




TEBOIL
TEBOIL

LUKOIL starts drilling the first exploration well, with planned depth of 2,500 meters, at the Tyub-Karagan block on the Caspian Shelf (Kazakhstan). Drilling is organized on a zero-discharge basis.

June

LUKOIL becomes the first Russian oil company to begin mass production and sales of Euro-4 diesel fuel with improved environmental features. The fuel meets EN-590:2004 environmental standards for diesel fuel, imposed since 2005 in the EU.

LUKOIL holds its AGM, at which the 2004 Annual Report and accounts for the financial year are approved. Shareholders also approve dividends for 2004 at 28 roubles per common share.

LUKOIL and ConocoPhillips set up a joint venture, Naryanmarneftegaz, for development of hydrocarbon reserves in the Timan-Pechora oil & gas province. The ConocoPhillips share in the joint venture is 30%, for which the US company pays $529 million.

LUKOIL sells its 38% interest in its construction affiliate Globalstroy-Engineering – formerly LUKOIL-Neftegazstroy – for $69 million.

July

LUKOIL acquires a 66% stake in Geoilbent.

LUKOIL begins reconstruction and modernization of the Nizhny Novgorod Refinery. The work is due to be completed in 2009. Capex for the project is estimated at $600 million, most of which will be spent on construction of catalytic cracking, alkylation and visbreaking units. The reconstruction and modernization will be carried out without reducing current levels of petroleum product output.

LUKOIL completes sale its 100% share in Arcticneft. The buyer is the Cyprus company Urals Energy Holding Limited. Total value of the deal is $40 million, including about $20 million for shares of Arcticneft as well as settlement of $20 million debt, owed by Arcticneft to LUKOIL Group companies.

LUKOIL decides to begin a large-scale reconstruction and modernization of the Odessa Refinery. The main elements of the project are construction of a catalytic cracking unit and an energy generating unit. Total investments are estimated at $320 million, and the modernization will be carried out over a period of five years. As a result the Refinery will maintain its annual oil refining capacity at 2.8 million tonnes, and will reduce the share of fuel oil and increase the share of high value-added products in total output.

Deep exploratory drilling is begun as part of the Condor project (Columbia), which is being realized by LUKOIL and the Columbian National Oil Company, Ecopetrol. 3D seismic exploration was already carried out at the block. Planned depth of the vertical well is 5,000 meters, and the drilling location is 1,100 meters above sea level.

Fortune Global-500 ranks LUKOIL ninth among publicly traded integrated oil companies and 178th among the largest international companies.

August

The first stage of a coke calcination facility is installed at the Volgograd Refinery with annual capacity of 100,000 tonnes of calcinated coke (a product, used in aluminum smelting). The second stage will be commissioned in 2009, raising total capacity to 280,000 tonnes, which is sufficient for calcifying all of the coke produced at the Refinery.

September

LUKOIL freezes prices for gasoline and diesel fuel at its retail outlets in Russia from 19 September until the end of 2005. This step is taken in order to hold back fuel prices in the short term and to maintain the constructive dialogue between oil companies and the Russian government on stabilization of domestic prices for petroleum products and further improvement of tax regulation in the oil & gas industry.

An agreement is signed in Tashkent on creation of a consortium including the National Holding Company Uzbekneftegaz, LUKOIL Overseas, Petronas Carigali Overseas (Malaysia), Korea National Oil Corporation (Korea) and CNPC International (China). The consortium will negotiate with the government of Uzbekistan on preparation of a PSA agreement for geological exploration and development of oil & gas fields in the Uzbek sector of the Aral Sea.

October

LUKOIL acquires a controlling stake in Nelson Resources Limited.

LUKOIL and CVP (a division of PDVSA, the National Oil & Gas Company of Venezuela) sign an agreement on exploration work at the promising Junin-3 block. LUKOIL will carry out quantitative assessment and certification of heavy oil reserves at block fields. The area of the Junin-3 block is 640 km^2. The agreement will be for three years. At the end of the exploratory work negotiations will begin between LUKOIL and CVP on development of the Junin-3 block.


ЛУКОЙЛ



According to the directory *'Social and ecological responsibility and Russian business ratings'*, prepared by the International Social-ecological Union and independent ecological rating agency Nera, supported by the World Bank, LUKOIL is one of the three leaders among 75 Russian oil companies by its rate of reduction of environmental impacts in 2000–2003. Thanks to nature conservation activity by the Group, relative indicators in 2000–2003 for atmospheric emissions, water consumption and waste water discharge were significantly lower (by 1.5–2 times) for LUKOIL compared with the sector average.

LUKOIL starts technical vetting of chartered oil tankers using a system designed by the Oil Companies International Maritime Forum (OCIMF), which enables scrupulous inspection of ships to ensure that they meet safety criteria and to determine the level of risks involved in sea transport of oil and petroleum products, and in loading operations at oil terminals. LUKOIL is the only Russian oil company, which is a member of OCIMF, takes part in work by its executive committee, and submits reports to OCIMF on vetting inspections of tankers, carried out in the Company's name.

The Company project 'Organization of efficient insurance protection as an element of managing industrial risks: the experience of LUKOIL' wins first place in the competition 'Best project for risk management of companies and financial organizations' in the nomination 'Best project for design of insurance protection'. The competition is organized by Expert RA rating agency.

November

LUKOIL takes fifth place in a list of the 40 most valuable brands in Russia, ranked by Interbrand Zintzmeyer & Lux AG (Interbrand Group). LUKOIL is the only oil & gas company included in the rating of Russian brands. The Company's brand is valued at $688 million.

The President of LUKOIL, Vagit Alekperov, takes first place in a rating of leaders of the Russian oil & gas business, prepared by the international magazine, Institutional Investor. The result is based on a survey of analysts and experts of the biggest global investment companies.



LUKOIL completes eradication of the consequences of the environmental catastrophe in the Republic of Komi, caused by an oil spill from the Vozei-Golovniye Sooruzheniya pipeline in 1994 (LUKOIL bought KomiTEK, the owner of the pipeline, in 1999). The Company has thus fully executed its 2000–2005 program for rehabilitation of polluted land and prevention of oil-spill accidents in the Republic of Komi.

LUKOIL takes second place in a rating of the 20 biggest companies in Russia in 2005. The rating is prepared by the leading Russian rating agency, Expert RA.

LUKOIL signs an agreement with Finnish Neste Oil on acquisition of 50% of shares of SeverTEK.

LUKOIL discovers the V. Filanovsky field on the shelf of the Caspian Sea.

December

LUKOIL takes ninth place among European companies and sixteenth place among global companies in the rating of the 250 biggest energy companies in the world in 2005 by the US energy agency, Platts. Companies are measured by four main criteria: assets size, revenues, profits and return on invested capital.

LUKOIL completes purchase of Nelson Resources Limited.

LUKOIL buys 51% minus one share of Primorieneftegaz.

LUKOIL and Norsk Hydro discover a major oil field at the Anaran exploration block in western Iran.





ACQUISITIONS AND DISCOVERIES IN 2005

LUKOIL made the following important acquisitions in 2005.

The remaining 50% interest in SeverTEK was purchased from the Finnish company Neste Oil for $318 million (including payment of $98 million SeverTEK debt). The deal was closed in November 2005. The company is developing the South-Shapkinskoye field in Nenets Autonomous District, as well as the Pashshorskoye, Verkhnegrubeshorskoye and South-Yuryakhinskoye fields in the Komi Republic. Proved reserves of SeverTEK at the end of 2005 were 216 million barrels of oil, so the price of proved reserves was $2.9 per barrel. Production in 2005 was 1.508 million tonnes of oil, of which the LUKOIL share was 816,000 tonnes.

LUKOIL bought a 66% interest in Geoilbent from NOVATEK for $180 million. The deal was closed in July 2005. Geoilbent develops the Prisklonovoye, North-Gubkinsoye and South-Tarasovskoye fields in Western Siberia. Proved reserves at the end of 2005 were 83 million barrels of oil. The price paid per barrel of proved reserves was $3.3. Production in 2005 was 1.064 million tonnes of oil, of which the LUKOIL share was 353,000 tonnes.

In December 2005 LUKOIL consolidated Tursunt, which develops the Khulturskoye, Slavinskoye, and West-Slavinskoye fields in Western Siberia. Consolidation of Tursunt added 3 million barrels to LUKOIL's total proved reserves. Production by Tursunt in 2005 (including 100% of joint activity with LUKOIL-Western Siberia) was 385,000 tonnes of oil, of which the LUKOIL share was 280,000 tonnes.

In the period from 14 October to 5 December LUKOIL acquired 100% of Nelson Resources Limited for $1,951 million (the company also had net debt of $60 million at the time of the acquisition). This is the largest deal in LUKOIL's history. Nelson Resources Limited has 50% shares in three PSAs in Kazakhstan: Kazakhoil-Aktobe (the Alibekmola and Kozhasai fields), Buzachi Operating (the North Buzachi field), Arman (the Arman field), and a 76% share in the joint venture KarakudukMunai (the Karakuduk field). Nelson Resources also has an option to acquire 25% stakes in two geological exploration blocks in the Kazakh sector of the Caspian Sea from KazMunaiGaz: the South Zhambai and South Zaburuniye blocks. Proved reserves of the company at the end of 2005 were 172 million barrels. The acquisition price per barrel of proved reserves is thus $11.7. Production in 2005 was 1.608 million tonnes of oil and the share of LUKOIL Group was 361,000 tonnes.

In December 2005 LUKOIL acquired 51% minus one share of Primorieneftegaz for $261 million. The company has a license for geological study of the Poimenny block, located between the Volga and Akhtuba rivers. In 2004 the Tsentralno-Astrahanskoye field was discovered on this block, giving industrial flow of gas from a depth of 4,188 meters with daily flow rate at 9.2 million cubic feet and 700 barrels of condensate. Probable and possible condensate reserves are estimated at 1.2 billion barrels, and gas reserves are estimated at 9.8 trillion cubic feet.

The Finnish companies Oy Teboil Ab and Suomen Petrooli Oy were acquired in March 2005 for $160 million. Main businesses of Oy Teboil Ab and Suomen Petrooli Oy are management of a network of

289 filling stations and 132 diesel outlets (separately standing containers and pumps for sale of diesel fuel), petroleum product wholesale, and production and sale of lubricants.

LUKOIL made the following major discoveries in 2005.

The Company discovered a sixth field in the Northern Caspian, which was named in honor of the prominent Russian oilman, Viktor Filanovsky. Probable and possible reserves at the end of 2005 were estimated at 600 million barrels of oil and 985 billion cubic feet of gas. The discovery is the biggest in Russia in the last decade and will have an impact on the overall strategy for development of Northern Caspian fields. Development of the V. Filanovsky field will greatly increase profitability in the Caspian Sea, where development work is particularly expensive.

LUKOIL and Norsk Hydro discovered a large oil field at the Anaran exploration block in western Iran. The field is one of the most significant finds of recent years in the global oil industry. The LUKOIL share in the project is 25% and Norsk Hydro has 75%. Reserves of the new field are not included in the audit of Company reserves, since activity in Iran is on the basis of a service agreement.

Acquisitions and discoveries in 2005 increased LUKOIL's resource potential by 5.18 billion boe (including proved, probable and possible reserves, taking account of production). Oil and gas condensate represented 64% of the growth. The new acquisitions increase LUKOIL daily production by 73,000 barrels (as of December 2005, not taking account of further production growth at the acquired projects).





EXPLORATION & PRODUCTION

Strategy

- Creating potential for long-term Company growth by reserve replacement in traditional regions of activity and by faster development of new production regions, including those outside Russia.
- Increasing efficiency of geological exploration work by careful choice of projects and application of modern technologies.
- Ensuring average annual growth of hydrocarbon production no lower than 7% in the medium term thanks to at least 5% annual growth of oil production and accelerated growth of gas production (production launches at new fields, implementation of enhanced oil recovery methods, optimization of wellstock and field development systems).
- Improvement of production indicators and lowering of production costs by application of modern technologies, optimization of wellstock and improvement of the improved field management.
- Use of financial criteria for project appraisal and assessment of results, optimization of the asset portfolio in accordance with financial criteria.


54.7
48.6
OIL PRODUCTION
(million tonnes)
1993
1995
1997


90.2
73.9
1999
2001
2003
2005

LUKOIL is realizing oil & gas E&P projects in 10 countries worldwide. Most activity is concentrated in four federal districts of the Russian Federation: North West (Nenets Autonomous District, the Republic of Komi and Kaliningrad Region); Volga (Perm and Saratov Regions, and the Republic of Tatarstan); Urals (Yamal-Nenets and Khanty-Mansiysk Autonomous Districts); and South (Vologograd and Astrakhan Regions, and the Republic of Kalmykia). Outside Russia LUKOIL is taking part in 21 projects in 9 countries: Kazakhstan, Azerbaijan, Uzbekistan, Egypt, Iran, Iraq, Columbia, Venezuela, and Saudi Arabia.

The Company achieved impressive results in 2005 in the Exploration & Production segment, due to the favourable price environment and continuation of the restructuring process for improvement of production efficiency. The average Urals oil price was 46.9% higher in 2005 than in 2004. Average daily hydrocarbon production grew by 5.4% to 1.94 million boe (oil by 4.7% to 1.82 million barrels and gas by 17.3% to 122,000 boe). Despite real strengthening of the rouble (on a background of fairly high inflation in the Russian economy), the Company managed to restrain growth of oil production costs, which were only 6.6% higher than in 2004 at $2.75 per barrel of oil produced. As a result net income in the Exploration & Production segment was $3,362 million. These results testify to the Company's continued successful development in accordance with its strategic and tactical goals.

The main achievement in 2005 was substantial expansion of the resource base of LUKOIL Group both through successful geological exploration work and through acquisition and consolidation of other companies. Major growth of resource potential enabled LUKOIL to increase forecast production growth rates. In 2005 LUKOIL made the largest discovery of the last 10 years in the Northern Caspian, changing the economics of resource development in the region. The Company was also involved in discovery of a large oil field in Iran (the Anaran project). LUKOIL took a 66% interest in Geoilbent, which develops fields in Western Siberia. The Company also acquired the remaining 50% of SeverTEK, which develops four fields in Timan-Pechora, from Neste Oil. LUKOIL consolidated Tursunt, which is developing three fields in Western Siberia, and acquired Primorieneftegaz, which has a license for geological study of the Poimenny territory, where the major Tsentralno-Astrakhanskoye gas condensate field was discovered in 2004.



The second most significant Company achievement was commissioning in April 2005 of the Nakhodkinskoye gas field. This event marked activation of LUKOIL's gas program and the start of Company transformation from an oil company into an oil & gas company.

As part of its strategy for becoming a global energy company, LUKOIL acquired Nelson Resources Limited in 2005. Nelson Resources is realizing projects in Kazakhstan and the share of LUKOIL in the company's production projects as of December 2005 was 152,000 tonnes, which represents 33% of Group production in its current international projects.

The joint venture Naryanmarneftegaz was set up in 2005 as part of LUKOIL's strategic partnership with ConocoPhillips. The venture has begun development of hydrocarbon reserves in the promising Timan-Pechora oil & gas province in the north of the European part of Russia. The ConocoPhillips interest in the joint venture is 30%. LUKOIL and ConocoPhillips manage Naryanmarneftegaz on a parity basis.

Two companies, Arcticneft and RITEK-Vnedreniye, were withdrawn from LUKOIL Group in 2005 as part of optimization of the Exploration & Production asset portfolio. LUKOIL also exited the Zykh-Govsany project in Azerbaijan due to economic inefficiency associated with a high level of reserve exhaustion and the need for major spending on environmental protection.

In order to maximize efficiency in the Exploration & Production segment LUKOIL continued to make active use of modern technologies in 2005: enhanced recovery methods; systems for maintenance of strata pressure; utilization of associated gas; systems for collection, preparation and transportation of oil; energy- and resource-saving technologies; and information technologies.

LUKOIL continued to establish a multi-level system for monitoring of field development in 2005, using geological and technological models with constant application. Use of such models helps to determine the best technological solutions and to increase efficiency of geological work.



GEOLOGICAL EXPLORATION, OIL & GAS RESERVES

Geological Exploration

The main task of LUKOIL's geological exploration work is to replace production with new commercial reserves and to rapidly prepare resources in promising regions for exploitation. The Company places special emphasis on use of the latest technologies in its geological exploration work, enabling considerable efficiency improvements.


Exploration Drilling, thousand meters
200
150
100
50
0
146
118
131
2003 2004 2005
2D Seismic Survey, km
20,000
15,000
10,000
5,000
0
14,597
9,752
9,787
2003 2004 2005
3D Seismic Survey, km2
6,000
4,000
2,000
0
2,429
2,153
5,686
2003 2004 2005

Most of the Company's exploration drilling in 2005 was concentrated in the Timan-Pechora oil & gas province, Western Siberia and the Caspian Sea. Total exploration drilling in 2005 was 131,000 meters.

The Company is continuously increasing volumes of 2D and 3D seismic surveying in order to discover and reveal details of new structures, and to prepare drilling of prospecting and exploration wells at promising sites. The quality of seismic work and the speed of data processing and interpretation have improved in recent years mainly thanks to use of new information technologies. In 2005 LUKOIL carried out 9,787 km of 2D seismic and 5,686 km^2 of 3D seismic. Vertical seismic profiling was carried out at 40 wells.


Geoelectrics, km
3,000
2,000
1,000
0
1,033
2,488
2,381
2003 2004 2005
Exploration Costs, $ million
500
400
300
200
100
0
259
309
426
2003 2004 2005
Hydrocarbon Reserves Extensions and Discoveries, International Classification, million boe
800
600
400
200
0
430
640
676
2003 2004 2005

Geological exploration led to discovery of five fields in 2005 (four oil and one oil & gas condensate) as well as 11 new oil deposits at previously discovered fields.

Most of the growth of liquid hydrocarbon reserves due to geological exploration was achieved in the Nenets Autonomous District, in Western Siberia, the Caspian Sea and Perm Region. Significant oil reserves were also discovered as part of the Anaran project in Iran. The main growth of gas reserves was obtained at fields in the Bolshekhetsaya Depression (the Yamal-Nenets Autonomous District).

Commercial reserves under Russian classification discovered by LUKOIL in 2005 through geological exploration totalled 165.1 million tonnes of reference fuel. Increase/discovery of new proved reserves under international classification was 676 million boe (including 506 million barrels of oil and 1,020 billion cubic feet of gas). Increase of probable and possible reserves due to geological exploration work was 760 million boe, of which 600 barrels were oil. Spending by LUKOIL Group on geological exploration work in 2005 was $426 million.

The Company lends special importance to efficiency improvements by use of modern technologies in geological exploration. Efficiency of geological exploration work in 2005 was 1,415 tonnes of reference fuel per meter drilled. That compares with efficiency of 385 tonnes per meter in 2001. The efficiency increase is mainly due to major exploration work, carried out to international technical standards in the Russian sector of the Caspian Sea. This work has led to discovery of a major new oil & gas sub-province in that region. Six large and highly productive oil & gas fields have been discovered here in 1999–2005: Khvalynskoye, Yu. Korchagin, Rakushechnoye, 170th kilometer, Sarmatskoye and V. Filanovsky.

Increase of reserves at the Povkhovskoye field (one of the Company's biggest fields in Western Siberia) offers an example of successful application of modern geological exploration technologies. The geological structure and parameters of the Povkhovskoye field were ascertained using new modelling technologies based on 3D seismic data, additional core studies and an up-to-date system of geophysical well studies. Proved reserves at the field grew by 21% to 842 million barrels of oil.

Exploration Drilling by Regions (2005)


Bolshekhetskaya
Depression 4.3%
Urals 8.6%
Other Russian 7.1%
Volga 17.9%
International 9.1%
Timan-
Pechora 19.6%
Western
Siberia 33.4%

Efficiency of Geological Exploration (growth of reserves per meter drilled), tons of reference fuel per meter drilled


1,500
1,200
900
1,270
1,298
1,415
2003
2004
2005

Russia

Total exploration drilling in Russia in 2005 was 119,000 meters, 2D seismic was 8,087 km and 3D seismic was 2,156 km^2. Spending on geological exploration was $255 million.

Main results from geological exploration work in Russia were obtained in Timan-Pechora, in the Northern Caspian and Western Siberia (including the Bolshekhetskaya Depression).

Timan-Pechora

The Timan-Pechora oil & gas province (the Nenets Autonomous District and the Komi Republic) is a new and promising oil production region both for the Company and for Russia. LUKOIL gave special importance to geological exploration work in Timan-Pechora in 2005, and exploration drilling there represented 19.6% of total exploration drilling by the Company.



Geological exploration work in Timan-Pechora is carried out by LUKOIL-Sever and Naryanmarneftegaz (the joint venture between LUKOIL and ConocoPhillips).

LUKOIL-Sever carried out geological exploration work in 2005 at the Kolvinsky Bank and the Khoreiverskaya Depression. Work was begun on four prospecting wells and two wells were completed.

Drilling was completed at well №255 in the northern part of the Inzyreiskoye Rise (part of the Kolvinsky Bank). Presence of commercial oil-bearing deposits was confirmed, and daily oil flow of 2,452 barrels was obtained.

Drilling of well №100, with planned depth of 4,700 meters, was begun at the Olginskaya structure, in the eastern part of the Kolvinsky Bank. Three strata were tested in the process of drilling and daily oil flows were between 75 and 2,094 barrels.

The results of 3D seismic exploration work at the Nirmalinskaya structure and drilling of wells at the East-Sarutayuskoye field and the Nirmalinskaya structure suggest possible unification of oil deposits at these structures into one large deposit with recoverable oil reserves in excess of 250 million barrels.

Development of oil saturated collectors was confirmed in the northern part of the Tedinskoye field thanks to drilling of well №2 at one of the geological folds, which had been marked down for drilling as a result of 3D seismic work. Sampling of the collectors gave daily oil flow of 547 barrels.

Naryanmarneftegaz carried out geological exploration work in 2005 at the Varandei-Adzvinskaya structural zone. Drilling of three wells was completed and a fourth was begun.

Drilling of prospecting well №7 was completed at the Perevoznoy sector of the Toboisko-Myadseyskoye field. The well gave an oil gusher with daily flow of 1,082 barrels. Growth of proved reserves at the sector thanks to the works in 2005 was almost 10 million barrels or 38%.

Northern Caspian

The Northern Caspian is one of the main areas of oil & gas production growth for LUKOIL Group in the medium term, and the Company is prioritizing development of resource potential in this region.



At the end of November 2005 drilling of prospecting-and-assessment well №2 was completed on the South Rakushechnaya territory. Two gas deposits and one oil & gas deposit were found. Testing was carried out and daily commercial flows of 6,415 barrels of oil and 16.5 million cubic feet of gas were obtained. Such high flow rates had never previously been obtained in the Caspian Sea (for comparison, the average daily flow rate at oil wells in Russia is 75 barrels). The new field was named in honor of the prominent Russian oilman, Viktor Filanovsky. It is the most significant find in Russia in the last 10 years and will have an impact on development strategy for fields in the Northern Caspian as a whole. Development of the Filanovsky field will cardinally increase profitability of high-cost work in the Caspian Sea.

Probable and possible reserves at the Filanovsky field at the end of 2005 are estimated at 600 million barrels of oil and 985 billion cubic feet of gas. Oil represents 78% of total reserves at the field.

Application of the latest technologies has made it possible to achieve levels of efficiency in Northern Caspian work, which are unprecedented in Russia. Efficiency of exploration drilling was more than 15,000 tonnes of reference fuel per meter (11 times higher than the company average), and the success rate of prospecting and exploration drilling was 100%.



Western Siberia

Bolshekhetskaya Depression

LUKOIL is developing reserves at the Bolshekhetskaya Depression (Yamal-Nenets Autonomous District) as part of the Company gas program: the region will be the key to growth of gas production in coming years. As of 1 January, 2006, proved gas reserves at Company fields in that region were 13.2 trillion cubic feet (2% more than a year earlier), representing 52% of total proved gas reserves of LUKOIL Group.



In 2005 seismic exploration work was completed in the southern part of the Pyakyakhinskoye license area and the north-eastern part of the Nakhodkinskoye license area in order to locate and prepare large and promising structures.

Exploration well №34 with depth of 3,600 meters was drilled at the South Messoyakhskoye field. The well log identified presence of gas in all strata. Sampling was also carried out at well №13, which had been drilled earlier: 12 gas and gas condensate structures were tested. As a result of the strata testing a gushing flow of gas and water mixture was obtained from a depth interval of 1,227–1,243 meters, giving 13.7 million cubic feet per day. Testing of the strata at depth intervals of 1,146–1,154 and 1,133–1,146 meters gave a daily gushing flow of 1.2 million cubic feet of gas. Results from drilling of well №34, sampling from well №13 and previous 3D seismic data enabled construction of a more accurate geological model of the South Messoyakhskoye field and recalculation of gas reserves. As a result proved reserves of gas at the field grew by 21% compared with the previous year, or by 453 billion cubic feet.




LUKOIL

Khanty-Mansiysk Autonomous District



The Khanty-Mansiysk Autonomous District remains the chief oil production region for LUKOIL. Geological exploration work in the region is mainly focused on reserve replacement in order to maintain the Group's current production levels in the region.

In 2005 the Company's proved reserves of oil in the region taking account of production grew by 465 million barrels, or by 5.4% y-o-y.

Four new structures with forecast reserves of about 30 million barrels were added in 2005 as a result of 2D seismic exploration work. 3D seismic exploration work on the license areas led to a complex reinterpretation of seismic data, resulting in specification of the geological models of the fields developed by the Company. For example, seismic data for the South Yagunskoye field showed greater extent of oil-bearing strata and oil-saturated rock. Closer study of geological structure and characteristics of the Povkhovskoye field increased proved reserves of the field by 21% to 842 million barrels of oil.

Prospecting and exploration drilling in the region in 2005 totalled 44,000 meters. The main positive results were in well testing at the North Danilovsky license area, which gave daily oil flow of 874 barrels. Also, a daily oil flow of 464 barrels was achieved in testing of an exploration well at the East Lazarevskoye license area. A gushing daily flow of 906 barrels of water-free oil was obtained from an exploration well at the Okunevaya structure in the eastern part of the Las-Yegansky license area.

Geological exploration works in 2005 led to discovery of six oil deposits at the Povkhovskoye field, and one deposit apiece at the Pokachevskoye, Malokartopyinskoye and Lovinskoye fields.

International Projects

Exploration drilling in international projects totalled 12,000 meters in 2005, 2D seismic exploration was 1,700 km and 3D seismic was 3,530 km^2. Geological exploration expenses as part of international projects were $171 million.

The main purpose of LUKOIL geological exploration work abroad is to prepare a resource base for rapid organization of production, in line with the Group's strategy for transformation into a global energy company.

At the start of 2005 the Company was a participant in nine geological exploration projects outside Russia: D-222 (Azerbiajan); Condor (Columbia); Anaran (Iran); West Geisum and North-East Geisum (Egypt); Tyub-Karagan and Atashsky (Kazakhstan); Block A (Saudi Arabia); and Kandym – Khauzak – Shady (Uzbekistan).

In 2005 LUKOIL began implementation of a project for measurement and certification of reserves at heavy oil fields located within Junin-3 block (Venezuela). The block area is 640 km² and the agreement is for three years. When studies have been completed talks will begin between LUKOIL and CVP (a division of the national oil company PDVSA) on development of the Junin-3 fields.

Also in 2005 LUKOIL acquired the company Nelson Resources Limited, which has an option agreement to acquire 25% interest in two geological exploration projects on the Caspian Shelf: South Zhambai and South Zaburuniye (both 100% owned by KazMunaiGaz).

By the end of 2005, therefore, LUKOIL was a participant in ten international geological exploration projects and had options to obtain stakes in two more projects.

Drilling of the first exploration well, Azar-2, was completed as part of the Anaran project in Iran, which is being carried out jointly with the Norwegian company, Norsk Hydro. The well was drilled at the promising Azar structure, to final depth of 4,800 meters. Testing of the well gave oil flows from five intervals at daily rates from 2,214 to 3,044 barrels. Commercial value of the discovery was confirmed and negotiations began with the National Iranian Oil Company (NIOC) on the start of field development. The field is one of the most significant discoveries in the global oil industry in recent years. Reserves discovered as part of the project are not shown on the Company balance sheet, since activities at Anaran are under a service agreement.

In Columbia deep exploration drilling was begun at the Medina structure, which is part of the Condor block. The project is being implemented by LUKOIL and Ecopetrol (the Columbian national oil company). 3D seismic exploration has been previously carried out at the block. Planned depth of the vertical well is 5,000 meters and it is located 1.1 km above sea level.

Two wells, Shege-1 and Shege-2, at a part of the Kungradsky block in Uzbekistan, were acquired, recommissioned and tested as part of the Kandym – Khauzak – Shady project. Shege-1 well gave a commercial flow of gas with daily yield of 12.3 million cubic feet. Seismic work began and pre-project





work was carried out for construction of the Kandym gas processing plant. Proved gas reserves in the Kandym – Khauzak – Shady project increased by 912 billion cubic feet, or by 86% during the year.

Drilling of a 4,500 meter exploration well was completed in the deepwater part of the Azerbaijani sector of the Caspian Sea as part of the D-222 (Yalama) project, which is being implemented jointly with the State Oil Company of Azerdaijan. The work, which is observing a principle of zero discharge, located gas and obtained unique geological information about structures in the central part of the Caspian, where no exploration drilling had previously been carried out. The well was dismantled for geological reasons. On the basis of the geological and geophysical data obtained from the well, scientific studies have now begun in order to adjust the geological model of promising structures. Preparations for a program of further prospecting and exploration work have also started.

Drilling of a first exploration well with depth of 2,500 meters was carried out at the Tyub-Karagan offshore territory in the central part of the Kazakh sector of the Caspian Sea. The well was dismantled for geological reasons. At the neighbouring Atashsky territory 2D seismic work continued, as did electrical exploration and geological-engineering studies ahead of drilling of the first exploration well. Both projects are being implemented jointly with the Kazakh national oil company KazMunaiGaz.

2D and 3D seismic exploration was successfully completed on an area of 1,800 km^2 at the gas Block A in the Rub-Al-Khali desert (Saudi Arabia), and preparations were made for drilling of a first exploration well at the South Tukhman structure. The project is being implemented jointly with the Saudi national oil company, Saudi Aramco.

In Egypt preparations were completed for drilling of a second exploration well at the North-East Geisum offshore block.

An agreement was signed in 2005 on creation of a consortium of investors consisting of the Uzbek national holding company Uzbekneftegaz, LUKOIL Overseas, Petronas Carigali Overseas (Malaysia), Korea National Oil Corporation (Republic of Korea), and CNPC International (China). The consortium will negotiate with the Government of the Republic of Uzbekistan on preparation of a PSA for geological exploration and development of oil & gas fields in the Uzbek sector of the Aral Sea.

Oil & Gas Reserves

- 1.4% of global oil reserves
- 0.4% of global gas reserves
- First by oil reserves among major international publicly traded oil companies
- Second by hydrocarbon reserves among major international publicly traded oil companies

Proved hydrocarbon reserves of LUKOIL Group under international classification* as of 1 January, 2006, were 20.330 billion boe, including 16.114 billion barrels of oil and 25.298 trillion cubic feet of gas. Proved hydrocarbon reserves are sufficient for 29 years at current production levels (oil for 24 years and gas for 95 years).

* In 2005 Miller and Lents (USA) carried out its eleventh consecutive annual technical and economic audit of LUKOIL Group reserves to standards of the US Society of Petroleum Engineers (US SPE).

Distribution of oil & gas reserves by regions


Timan-Pechora
3,833 million barrels
176 bcf
23.8%
0.7%
Western Siberia
8,572 million barrels
1,698 bcf
53.2%
6.7%
Bolshekhetskaya Depression
203 million barrels
13,185 bcf
1.2%
52.1%
International projects
614 million barrels
3,845 bcf
3.8%
15.2%
Other
254 million barrels
4 bcf
1.6%
0.0%
Urals
2,170 million barrels
607 bcf
13.5%
2.4%
Volga
285 million barrels
180 bcf
1.8%
0.7%
Northern Caspian
183 million barrels
5,603 bcf
1.1%
22.2%
Oil
100%
Total
16,114 million barrels
Gas
100%
25,298 bcf

Proved hydrocarbon reserves of LUKOIL grew by 4.8% in 2005 taking account of production and by 1.3% not taking account of production. The growth for oil was 5.1% with production and 0.9% without production, and the figures for gas were 3.9% and 2.8% respectively.

The hydrocarbon reserve replacement ratio was 137% (121% for oil and 362% for gas).

LUKOIL's proved hydrocarbon reserves increased by 676 million boe in 2005 as a result of geological exploration work (506 million barrels of oil and 1,020 billion cubic feet of gas), so geological exploration almost fully compensated Company production of hydrocarbons. The LUKOIL strategic development program for 2005–2014 provides for a full reserve replacement at a competitive rate of costs.


Proved Hydrocarbon Reserves, billion boe
20.4
20.3
20.2
20.1
20.0
19.9
20.056
20.072
20.330
2003
2004
2005
Proved Oil Reserves, billion barrels
16.2
16.1
16.0
15.9
15.977
15.972
16.114
2003
2004
2005
Proved Gas Reserves, trillion cubic feet
25.5
25.0
24.5
24.0
24.473
24.598
25.298
2003
2004
2005

LUKOIL oil & gas reserves

As of 1 January, 2006	Oil million barrels	Gas billion cubic feet	Oil + gas* billion boe
Proved reserves	**16,114**	**25,298**	**20,330**
of which:			
under development	10,583	6,089	11,598
not under development	5,531	19,209	8,732
Probable reserves	**8,869**	**20,587**	**12,300**
Possible reserves	**4,336**	**10,249**	**6,043**

** Translation of cubic feet into boe is based on 1 boe = 6,000 cubic feet*

Proved reserves also grew thanks to acquisitions and asset consolidations. Nelson Resources Limited, which was acquired by LUKOIL last year, had reserves of 172 million barrels at the end of 2005. LUKOIL also increased its reserves by 108 million barrels through purchase of the remaining half of SeverTEK. The Company bought an interest in Geoilbent in 2005, adding 55 million barrels to proved reserves, and proved reserves were increased by 3 million barrels thanks to consolidation of Tursunt.

It is important to note that LUKOIL made significant additions to its probable and possible reserves in 2005, creating major potential for increase of proved reserves in the future. Total increase of probable and possible reserves last year was 30%. A large part of this growth was due to discovery of the V. Filanovsky field and acquisition of Primorieneftegaz.

Probable and possible reserves at the V. Filanovsky field are estimated at 600 million barrels of oil and 985 billion cubic feet of gas (oil is 78% of the total). Additional exploration, preparation and confirmation of project documents, and preparatory work will allow a large part of the reserves to be re-classified as proved.

Probable and possible reserves at the Tsentralno-Astrakhanskoye field are nearly 1.2 billion barrels of





condensate and 9.8 trillion cubic feet of gas.

LICENSING

The Company strives to obtain new licenses for mineral resource exploitation, to extend the term of existing licenses up to field exhaustion, and to recast licenses as required by reorganization of subsidiaries.

LUKOIL Group had 402 licenses on its balance at the start of 2006, of which 353 give rights to mineral resource exploitation and 49 are geological exploration licenses, including prospecting and assessment of mineral resources.

In 2005 LUKOIL obtained five licenses for mineral resource exploitation at auctions, acquired four licenses by purchase of stakes in Geoilbent and Primorieneftegaz, extended the term of 33 licenses up to field exhaustion, and extended eight licenses to completion of geological study of the relevant territories. LUKOIL subsidiaries recast 42 licenses.

FIELD DEVELOPMENT AND OIL PRODUCTION

- 2.2% of global oil production
- 18.4% of Russian oil production
- Fourth biggest international publicly traded oil company by production of oil
- Sixth biggest international publicly traded oil company by production of hydrocarbons

Oil production by LUKOIL Group in 2005 was 90.158 million tonnes (1.820 million barrels per day)*, including 86.193 million tonnes produced by subsidiaries. Average daily oil production by LUKOIL Group rose by 4.7%. Organic growth of production was 4.0%.

The Group energetically pursued field preparation and production launches at new fields in Russia and abroad in 2005. Fields in Timan-Pechora and the Northern Caspian were singled out for special attention. Group production companies implemented various measures to increase productivity of producing wells and oil recovery in order to meet oil production targets in 2005.


Oil Production,
million tonnes
95
90
85
80
75
80.2
86.2
90.2
2003
2004
2005
New Fields Put
into Operation, fields
15
10
5
0
14
7
9
2003
2004
2005
Production Drilling,
thousand meters
1,500
1,400
1,300
1,200
1,100
1,253
1,345
1,453
2003
2004
2005

* In accordance with US GAAP, including production by subsidiaries and share of production by affiliates.

Subsidiaries and affiliates of the Group carried out production at 343 fields in 2005. Development began at eight new oil fields: Dubravnoye and Rechnoye (Volga); Solovatovskoye, Chaikinskoye and Alexandrovskoye (Urals); South Khulymskoye (Western Siberia); East Sarutayuskoye and Perevoznoye (Timan-Pechora). Proved, probable and possible reserves at the newly commissioned fields are 707 million boe.

Production drilling in 2005 totalled 1.453 million meters, representing an 8% increase from 2004. The Company made extensive use of the latest technologies for primary and secondary splitting of strata, enabling maximum well use and increase of well potential.

The Group commissioned 558 new production wells and 376 injection wells. New commissioning included 41 horizontal wells, average daily flow rate of which is 11 times greater than the average figure for all Company wells. Oil production from new wells was 3.64 million tonnes.



Production Drilling by Regions (2005)
Bolshekhetskaya Depression 2.3%
Other 3.1%
Urals 6.0%
Volga 0.8%
Timan-Pechora 8.6%
International projects 8.6%
Western Siberia 70.6%
Producing Oil Well Launches, wells
600
550
500
450
590
514
558
2003
2004
2005
Operating Oil Wellstock, thousand wells
27.4
27.2
27.0
26.8
26.6
27.2
26.9
27.4
2003
2004
2005
Oil Production by Regions
Western Siberia
58,468 th. tonnes
64.9%
International projects
3,881 th. tonnes
4.3%
Other
1,815 th. tonnes
2.0%
Oil
100%
Total
90,158 th. tonnes
Timan-Pechora
12,477 th. tonnes
13.8%
Urals
10,307 th. tonnes
11.4%
Volga
3,210 th. tonnes
3.6%

Operating oil wellstock as of 1 January, 2006, totalled 27,350 wells of which 22,750 were producing, and the Group had 8,160 injection wells, of which 5,770 were under pressure. Operating oil wellstock increased by 1.5% compared with 2004, mainly due to acquisition of production assets. The share of idle wells in total operating wellstock declined from 17.9% to 16.8% thanks to Company efforts to improve production efficiency.

The Company increased drilling of sidetracks at oil wells in 2005. A total of 102 sidetracks were commissioned, giving 25 tonnes average daily production increase per well and 427,000 tonnes additional oil production. That compares with 63 new sidetracks in 2004, which gave average daily increase of 22 tonnes per well and total additional production of 181,000 tonnes.

Functioning of the Company's mechanized wellstock was optimized via 2,677 operations in 2005, 110 wells were transferred to mechanized production, and there were 5,052 operations to raise oil recovery. Overall efficiency gains from the operations equalled 30 million tonnes of oil.

In 2005 the Group withdrew 425 marginal wells and wells with high water cut (average water cut equal to 98.7%) as part of the complex program for optimization of development and production of oil by LUKOIL in the period 2003–2005. This action, together with application of modern technologies for increasing oil recovery and drilling of horizontal wells and sidetracks, led to 3.5% average increase of daily flow from oil wells, to 11.1 tonnes, and prevented growth of the water-cut level in production. The action also saved extraction of 2.9 million tonnes of associated water, reducing energy costs. It is important to note that average daily flow rate from Company wells has been steadily increasing over recent years (from 8.6 tonnes in 2001 to 11.1 tonnes in 2005).

The new complex program for optimization of development and production of oil by LUKOIL in the period 2006–2008 was approved in 2005 and aims to further increase field development efficiency and to reduce operating expenses.

Energetic development of new oil production regions and application of modern technologies enabled increase of average daily flow rate per new well to 41.9 tonnes. Average daily flow rate per horizontal well increased by 22.5% from 102 tonnes in 2004 to 125 tonnes in 2005.

Producing Oil Wellstock, thousand wells


22.8
22.6
22.4
22.2
22.0
21.8
22.2
22.1
22.8
2003
2004
2005

Drilling of Horizontal Wells, wells


50
40
30
20
10
0
9
29
41
2003
2004
2005

Drilling of Sidetracks, sidetracks


120
100
80
60
40
20
0
51
63
102
2003
2004
2005

Despite real appreciation of the rouble (supported by relatively high inflation in the Russian economy) the Company was able to rein growth of oil production costs, which were only 6.6% higher than in 2004 and equalled $2.75 per barrel of production. Total lifting costs were $1,740 million. Capital expenditures in the Exploration & Production segment were $2,918 million, investments – $2,737 million.

Russia

Group subsidiaries and affiliates produced oil at 318 fields in Russia in 2005, and Russian production drilling totalled 1.328 million meters. Wells in Russia account for 97.3% of total LUKOIL wellstock (26,620 wells) and 526 new wells were commissioned in 2005. The new wells gave 3.38 million tonnes of production.

Overall lifting costs in Russia were $1,660 million in 2005 or $2.69 per barrel of oil produced. Capital expenditures were $2,487 million, and investments were $778 million.

Russian production by LUKOIL Group in 2005 was 86.277 million tonnes, of which subsidiaries produced 84.180 million tonnes. Average daily production in Russia rose by 4.6% y-o-y. Organic growth of average daily production was 4.1%.

Western Siberia accounted for 67.8% of LUKOIL production in Russia in 2005. Western Siberian fields also contributed the largest share of Russian production growth compared with 2004 (59.5% or 2.1 million tonnes). In 2005 the Company continued to put in place a multi-level system of field development monitoring using geological-technological models. LUKOIL-Western Siberia made further use of techniques, which apply geological-technological models in mini-projects to optimize development of priority areas of major fields. These techniques gave positive results.

There was also significant production growth of 0.7 million tonnes in Timan-Pechora, representing 20.9% of total Russian production increase by the Company. The Company prepared new reserves in the north of Timan-Pechora in a short period, enabling start of oil production in that region. Two fields





were brought into production: the East Sarutayuskoye and Perevoznoye fields, with proved, probable and possible reserves of 624 million barrels.

Creation of the joint venture between LUKOIL and ConocoPhillips based on assets of Naryanmarneftegaz was completed in 2005. The joint venture retained the name 'Naryanmarneftegaz' and is focused on development of fields in northern Timan-Pechora. It has taken control of 16 fields with proved, probable and possible reserves of 2.7 billion barrels. The venture produced 600,000 tonnes in 2005 at five fields: Toboiskoye; Toraveiskoye; Varandeyskoye; Myadseyskoye; and Perevoznoye, which was brought into production in 2005. Naryanmarneftegaz is currently preparing to start production at nine more fields.

Production at the Kravtsovskoye field in the Baltic Sea, which was commissioned in 2004, grew rapidly in 2005. Output was 562,000 tonnes, which is 16% more than had been forecast. Growth of output at the Kravtsovskoye field represented 13.6% of overall growth of Company oil production in Russia in 2005.

Work continued in 2005 on preparing Caspian offshore fields for development. Russian supervisory bodies have approved an investment plan for preparation of the Yu. Korchagin field. Technological schemes for development of the Rakushechnoye, Sarmatskoye and 170th kilometer fields have also been approved. Work on planning and construction of an onshore production and transport base have been carried out in order to ensure supply of material and technical resources to the offshore fields.

LUKOIL continued to consolidate and acquire highly efficient assets in Russia in 2005. Purchases included the remaining half of SeverTEK, whose total production in 2005 was 1.508 million tonnes, of which the LUKOIL share was 816,000 tonnes. Tursunt, with annual production of 385,000 tonnes of which the LUKOIL share was 280,000 tonnes, was also consolidated. LUKOIL bought a 66% interest in Geoilbent, whose production in 2005 was 1.064 million tonnes, of which the LUKOIL share was 353,000 tonnes. The new acquisitions increase LUKOIL daily production by 37,000 boe (data are for December 2005, not taking account of any future production increases from the relevant assets).

[illegible]

The LUKOIL share of production in international projects in 2005 was 3.881 million tonnes. Average daily production in international projects rose by 11.8% and organic growth of daily production was 1.4%.

Production drilling in the Company's international projects was 125,000 meters. Operating oil well-stock totalled 735 wells, of which 600 were in production. 32 new production wells were commissioned in 2005. The new wells gave 0.26 million tonnes of additional oil production.

Overall spending on oil production as part of international projects was $80 million or $5.43 per barrel, and capital expenditure was $431 million, and investments were $1,959 million.

LUKOIL lends special importance to development of its international business. The Company's international portfolio in 2005 consisted of seven projects for field development and production of oil and gas condensate. Five projects actually produced oil and gas condensate in 2005: Karachaganak,

Kumkol and Tengiz (in Kazakhstan); and Meleiha and WEEM (in Egypt). Other projects were at the stage of field preparation and pre-production work.

In 2005 LUKOIL acquired the Canadian company Nelson Resources Limited, which has a 50% stake in three PSAs in Kazakhstan: Kazakhoil-Aktobe (the Alibekmola and Kozhasai fields); Buzachi Operating (the North Buzachi field); Arman (the Arman field); and a 76% stake in the joint venture KarakudukMunai (the Karakuduk field). Nelson Resources Limited also has an option to acquire 25% stakes in two geological exploration blocks in the Kazakh sector of the Caspian Sea from KazMunaiGaz. These are the South Zhambai and South Zaburuniye blocks. The Company's international portfolio has thus added four more projects. Oil production by these projects in 2005, as per the LUKOIL share, was 1.608 million tonnes. Consolidation of production as part of these projects was begun in mid-October 2005.

In 2005 LUKOIL decided to exit the Zykh-Govsany project and agreed such exit with the Azerbaijani National Oil Company. The decision was taken due to high required spending for environmental rehabilitation of the contract territory and high level of reserve exhaustion.

Building of production facilities and drilling of new wells proceeded successfully in 2005 at the Kumkol field in Kazakhstan. Production began at 12 new wells with average daily flow rate of 16.6 tonnes. A project was also prepared for construction of an LNG plant with annual capacity up to 300 million cubic meters of gas.

A program for drilling of multilateral wells was completed at the huge Karachaganak field. Two multilateral wells with average daily flow rate of 1,013.5 tonnes were drilled. Production of stable condensate reached the target level of 153,000 barrels per day. A project was prepared for construction of a 150-km trunk gas pipeline from Karachaganak to Uralsk to achieve complete gasification of West Kazakhstan Region. The LUKOIL share in the project is 15%.

Four new oil wells with average daily flow of 69.3 tonnes were commissioned as part of the WEEM project.

FIELD DEVELOPMENT AND GAS PRODUCTION

The LUKOIL gas program is based on rapid increase of gas production in coming years both in Russia and abroad and growth in the share of gas to 33% of total hydrocarbon production by the Group. For

Operating Gas Wellstock, wells


380
360
340
320
300
313
317
365
2003
2004
2005

Producing Gas Wellstock, wells


260
250
240
230
220
250
231
239
2003
2004
2005

Gas Production, billion cubic meters


8
6
4
2
0
5.7
6.5
7.6
2003
2004
2005

Gas Production by Regions



Western Siberia
3,341 mcm
44.2%
International projects
1,835 mcm
24.2%
Other
20 mcm
0.3%
Gas
100%
Total
7,569 mcm
Timan-Pechora
833 mcm
11.0%
Urals
909 mcm
12.0%
Volga
631 mcm
8.3%

this purpose in 2005 LUKOIL worked to prepare fields in the Bolshekhetskaya Depression for production and continued development of fields in the Caspian Sea These regions are intended to be the key to development of gas production by LUKOIL Group.

Gas production by LUKOIL in 2005 was 7,569 million cubic meters (732 million cubic feet per day)*, of which 7,267 million cubic meters was produced by subsidiaries. Average daily production by the Company rose by 17.3% compared with 2004.

Production of natural gas was 2,628 million cubic meters, representing an increase of 43.8% compared with 2004. The share of associated gas in total production was 65.3% or 4,941 million cubic meters.

Utilization rate of associated gas was 79%, which is unchanged from 2004. The Company is building gas turbine power generating stations adjacent to gas flares at its fields in order to increase use of associated gas. This will reduce gas flaring, lower spending on electricity and thus cut oil production costs. The Company is implementing a program of measures to increase rates of associated gas use at LUKOIL enterprises to 95%.

The Company's operating gas wellstock at the end of 2005 consisted of 365 wells, of which 239 were in production.

Russia

Gas production in Russia in 2005 was 5,734 million cubic meters, of which 5,659 million cubic meters were produced by subsidiaries. Natural gas production was 1,022 million cubic meters and associat-

* In accordance with US GAAP, including production by subsidiaries and share of production by affiliates. Natural gas output includes natural gas for sales, own consumption and reinjection, as well as technological losses.

ed gas production was 4,712 million cubic meters, or 82.2% of the Group's Russian total. The utilization rate of associated gas at Russian fields was 79%. Operating gas well stock at the end of 2005 was 302 wells, of which 194 were in production.

The Company continued work on preparation of gas fields in the Bolshekhetskaya Depression in 2005. A landmark event in April was commissioning of the Nakhodkinskoye gas field at which 472 million cubic meters of natural gas were produced in 2005. Launch of production at this field marks activation of the LUKOIL gas program. A total of 60 wells will be drilled at the Nakhodkinskoye field. Planned annual production level of 10 billion cubic meters should be achieved in 2008. All of the gas produced at the field is bought by Gazprom at the Yamburg Compressor Station settlement point at a price of $22.5 per 1,000 cubic meters. This is a fixed price, which will remain applicable until the end of 2006.

In March 2005 LUKOIL and Gazprom signed a General Agreement on Strategic Partnership in 2005–2014. The Agreement provides for joint realization of projects for exploration and development of oil & gas fields in the Yamal-Nenets Autonomous District, the Nenets Autonomous District, the Russian sector of the Caspian Sea, the Republic of Uzbekistan and other regions. The Agreement also envisages development of cooperation in sea transport of oil & gas condensate from northern regions of the Nenets and Yamal-Nenets Autonomous Districts. The parties will continue to support existing partnership in supply of hydrocarbons and petro- and gas-chemical production, as well as placing available resources of oil & gas condensate at their own gas processing and oil refining enterprises in Russia and abroad.

Following acquisition of Geoilbent in 2005 LUKOIL developed a concept for production of natural and associated gas at Geoilbent fields and submitted a request to Gazprom to obtain technical conditions for connection of the fields to the Gazprom transport system.

Preparations continued in 2005 for the start of gas production at Northern Caspian fields. LUKOIL carried out work with Kazakh partners (based on the Russian-Kazakh governmental agreement for dividing the Caspian seabed) to prepare joint development of the Khvalynskoye field. A development plan has been prepared, PSA conditions are being negotiated, and the Caspian Oil & Gas Company has been registered in Astrakhan to implement the development. Executive and supervisory agencies in Astrakhan Region have approved a declaration of intent to build a gas pipeline for transport of low-sulfur natural gas from the Khvalynskoye field and associated gas from the Yu. Korchagin field to coastal facilities in Astrakhan Region.

International Projects

LUKOIL took part in three international gas production projects in 2005: Karachaganak, Kumkol and Tengiz (Kazakhstan).

The Company's share in gas production by these projects was 1,835 million cubic meters. Natural gas represented 87.5% of the total.

Operating gas wellstock in these projects consisted of 63 wells, and 45 wells were in production.

LUKOIL INTERNATIONAL EXPLORATION & PRODUCTION PROJECTS (as of January 1, 2006)



COLOMBIA
Condor
70%
VENEZUELA
Junin-3
70%
Share of LUKOIL Group
Oil
Gas
Exploration
Production


Kumkol
KAZAKHSTAN
Karachaganak
15%
AZERBAIJAN
Shakh-Deniz
10%
KAZAKHSTAN
Tengiz
2.7%
AZERBAIJAN
D-222
80%
KAZAKHSTAN
Tyub-Karagan
50%
KAZAKHSTAN
Atashsky
50%
KAZAKHSTAN
Kazakhoil-Aktobe
50%
KAZAKHSTAN
Buzachi Operating
50%
KAZAKHSTAN
KarakudukMunai
76%
KAZAKHSTAN
Arman
50%
UZBEKISTAN
Kandym – Khauzak – Shady
90%
EGYPT
West Geisum
100%
IRAN
Anaran
25%
EGYPT
North-East Geisum
100%
IRAQ
West Qurnah-2
68.5%
EGYPT
WEEM
100%
SAUDI ARABIA
Block A
80%
EGYPT
Meleiha
24%

OIL DELIVERIES

Growth of export duties and rises in domestic oil prices made oil exports less attractive in 2005. This freed more crude oil volumes for supply to oil refineries owned by the Group in Russia and for processing at third-party Russian refineries. The Group refined 38.9 million tonnes of oil in Russia in 2005 compared with 35.6 million tonnes in 2004. In addition, the Group sold 0.7 million tonnes of oil in Russia in 2005, which is almost 60% less than in 2004. Purchases of oil by the Group inside Russia were 1.5 million tonnes in 2005 (2.8 million tonnes in 2004). The gain from quick reaction by the Group to increased efficiency of oil supplies to the domestic market was about $150 million.

Export of oil by LUKOIL subsidiaries (including oil bought from other producers) declined by 1% compared with 2004 to 45.8 million tonnes, of which 40.1 million tonnes were exported to far-abroad countries and 5.7 million tonnes to the near-abroad countries. Oil deliveries to far-abroad countries via the Druzhba oil pipeline grew by 21% compared with 2004 to 16.2 million tonnes.

Most exports in 2005 were via the Transneft transport system, equalling to 38.5 million tonnes (1% less than in 2004). LUKOIL also used alternative export schemes in 2005, including its own oil refinery infrastructure. Use of these schemes enabled export of 7.3 million tonnes of oil in 2005, which is 1.4% less than in 2004.

Increased attractiveness of oil deliveries to the domestic market led to considerable reduction of deliveries using the Company's own refinery infrastructure and Transneft loading racks. One aspect of this was gradual reduction of monthly oil deliveries to China from 250,000 tonnes to zero. Export deliveries via the port of Vysotsk, which were 385,000 tonnes per month in April–May, were reduced to 200,000 tonnes in June and were suspended from August 2005. Export crude deliveries using Company refinery infrastructure and Transneft loading racks were completely halted at the end of 2005 due to low efficiency. As a result these supplies were only 4.5 million tonnes in 2005, which is 12.7% less than in the previous year.


19.2
18.4
13.4
OIL EXPORTS
(million tonnes)
1993
1995
1997



38.1
32.8
30.5
1999
2001
2003
2005

Main oil export routes of LUKOIL Group


Murmansk
Vitino
Varandey
Vysotsk
Primorsk
Butinge
Svetly
Poland
Germany
Czech Republic
Slovakia
Hungary
Odessa
Novorossiysk
Tuapse

Work was carried out in 2005 to increase efficiency of pipeline exports of crude oil. Contract price increases of up to 30 cents per barrel were achieved on some export routes, giving extra revenues of about $25 million.

A more efficient pricing formula for deliveries to the Mazeikiu Refinery in Lithuania, negotiated at the start of 2005, led to increase of export deliveries to that Refinery by 330% in 2005 to 2.4 million tonnes.

Using its quota as a shareholder of the Caspian Pipeline Consortium (CPC) the Company continued deliveries of its own Western Siberian and Lower Volga crude through the CPC in 2005 for export via the South Ozereyevka terminal. Deliveries were 1.4 million tonnes, which is 9 times more than in 2004. LUKOIL also continued to export its shares of production at the Karachaganak, Kumkol and Tengiz fields in Kazakhstan through the CPC.

Deliveries of oil to foreign refineries of LUKOIL Group grew significantly compared with 2004 due to re-commissioning of the Petrotel-LUKOIL Refinery in Romania after a reconstruction. In total the Group refined 11.2 million tonnes of oil outside Russia (including processing of its oil at refineries not owned by the Group), compared with 9.4 million tonnes in 2004. The Group sold 45.9 million tonnes of oil on international markets (including the near-abroad countries) in 2005, which is equal to the level of 2004. Oil purchases on international markets were 9.4 million tonnes.

Oil Exports, million tonnes


50
40
30
20
10
0
38.1
46.3
45.8
2003
2004
2005

Export delivery arrangements via the Black Sea to Group refineries outside Russia were improved by creation of a unified system for monitoring of available tonnage and refinery needs. The system enables monthly freight cost savings of about $1 million for the Group.

Thus, total oil deliveries by LUKOIL Group were 96.7 million tonnes in 2005.

The Company continued to develop its own export terminals in 2005, enabling substantial reduction of transport costs and making transport arrangements more flexible.

Construction of a terminal at Vysotsk in the North-West of Russia began in June 2002. The first stage of the terminal was commissioned in May 2004. In 2005 the second stage was built and preparations were made for construction of a third stage. Annual capacity at Vysotsk after commissioning of the third stage will be 14.9 million tonnes (capacity at the start of 2006 was 10.7 million tonnes). The harbour was deepened in 2005 to accommodate ships with deadweight up to 80,000 tonnes, giving a substantial saving on transport costs. The terminal can handle crude oil, fuel oil, vacuum gasoil and diesel.

LUKOIL has built a unique terminal facility at Vysotsk in a very short period of time, enabling the Company to halt inefficient deliveries via ports in the Baltic republics, to significantly increase capacity for export of oil and petroleum products, and achieve major savings on transport costs.

The Vysotsk terminal shipped 1.7 million tonnes of oil, 2.5 million tonnes of vacuum gasoil and 2.7 million tonnes of diesel in 2005. Total shipments were 6.9 million tonnes, which is 4.4 times more than in 2004.

LUKOIL's terminal at the port of Svetly was commissioned in 2002 and is used for export shipment of oil produced in Kaliningrad Region and of petroleum products. The terminal has annual capacity for 6 million tonnes of oil and petroleum products and can accommodate tankers with deadweight up to 20,000 tonnes.

A system introduced at the terminal in 2005 increased shipment of base lubricants and diesel fuel. The terminal shipped 1.5 million tonnes of oil and 3.1 million tonnes of petroleum products in 2005 (including 1.6 million tonnes of products owned by third parties). Total deliveries through the terminal increased by 18% compared with 2004.

The Varandey terminal on the Barents Sea with annual crude oil capacity of 1.5 million tonnes was commissioned in 2000. The terminal is connected to onshore oil reservoirs by an underwater pipeline. Varandey carries out year-round deliveries from the Timan-Pechora oil & gas province, supplying the oil to international markets including the USA. The terminal was built in response to production growth in the region and lack of developed transport infrastructure.

Work continued in 2005 to expand the terminal's annual capacity to 12 million tonnes. This is a joint project between LUKOIL and ConocoPhillips, and completion is scheduled in 2008. The new navigable waterway near Varandey Island was deepened in 2005 and preparations were made for operating shuttle tankers, an ice breaker and an ancillary tug, which will carry oil and service the Varandey loading terminal.

After its expansion the terminal will be able to handle reinforced ice-class tankers with deadweight up to 70,000 tonnes. A plan is being considered for shuttle deliveries of crude oil from the terminal to a roads trans-shipment complex near Murmansk, from where the oil will be carried by tankers with deadweight up to 180,000 tonnes to Rotterdam and the US eastern seaboard.

Trans-shipment of oil through the Varandey terminal was 592,000 tonnes in 2005, which is equal to the level of 2004.

REFINING, PETROCHEMICALS AND MARKETING

Strategy

- Production of high-quality, environmentally friendly petroleum products with high value-added
- Increase of light products yield
- Control of production costs
- Optimizing logistics to reduce transport costs
- Increasing efficiency of trade operations
- Increasing retail sales of petroleum products and related products and services

REFINING

- 1.4% of global oil refining capacity
- 1.3% of global refining
- 15.7% of Russian oil refining capacity
- 18.0% of Russian oil refining



19.0
18.9
REFINERY THROUGHPUTS
(million tonnes)
1993
1995
1997



47.6
42.3
38.1
29.2
1999
2001
2003
2005

LUKOIL Group refineries


Odessa Refinery (Ukraine)
3.2
3.9
1.39
Nizhny Novgorod Refinery
3.8
15.0
13.47
Ukhta Refinery
2.5
3.7
3.41
Perm Refinery
8.0
12.1
10.98
Petrotel-LUKOIL (Romania)
9.9
2.4
2.41
Mini refineries in Uray and Kogalym
0.4
0.21
LUKOIL Neftokhim Burgas (Bulgaria)
8.0
10.5
6.45
Volgograd Refinery
5.3
10.5
9.23
Total, foreign refineries
16.8
10.25
Total, Russian refineries
41.7
37.30
Total
58.5
47.55
Nelson Index
Capacity, mln tonnes per year
Refining in 2005,

Results in the Refining & Marketing segment were outstanding in 2005. Net income in this segment reached $3,059 million. Refinery throughputs rose by 8.0% from 44.03 million tonnes to 47.55 million tonnes (the increase including processing at third-party refineries was 11.3% to 50.4 million tonnes).

The Company increased production of high-quality motor fuels as part of the program of refinery modernization and reconstruction, on which LUKOIL spent $412 million in 2005.

As part of optimization of LUKOIL business organization all Company refineries have stopped operating on the processing basis as of 1 January, 2005 and now buy all the crude, which they refine. This change has raised efficiency of LUKOIL refining business.

Oil Refining by LUKOIL, million tonnes


60
50
40
30
20
10
0
43.5
1.2
8.0
34.3
45.3
1.3
8.5
35.5
50.4
2.8
10.3
37.3
2003
2004
2005

At third-party refineries
At the Company's foreign refineries
At the Company's Russian refineries

Share of Diesel Fuel with Maximum 0.05% Sulfur Content in Total Diesel Production, %


65
45
25
5
23.9
42.0
61.8
2003
2004
2005

Share of High-octane Gasoline in Total Gasoline Production, %


85
65
45
25
5
66.4
72.2
79.5
2003
2004
2005

Russia

Growth of export duties in 2005 made oil export less attractive and increased Russian refining margins. The Company therefore directed larger quantities of oil to its own refineries and for processing to third-party refineries in Russia.

As a result refining volumes at the Company's Russian refineries increased by 4.9% to 37.3 million tonnes. The Company also obtained quotas for refining of oil at the Ufa Refinery, to which it despatched 1.63 million tonnes of oil.

Continuing modernization of LUKOIL's Russian refineries has enabled increase by 4.1 times in output of high-quality diesel fuel, which meets the most stringent current environmental requirements (Euro-3, Euro-4, and Euro-5). Output of diesel fuel to these standards was 5.2 million tonnes in 2005, representing 50.7% of total diesel production by Russian refineries of the Group. In 2005 LUKOIL became the first Russian oil company to launch large-scale production and sale of Euro-4 diesel fuel with improved environmental characteristics. This fuel meets EN-590:2004 standards for diesel fuel, which have been in force in the EU since 2005. LUKOIL Euro-4 diesel fuel is produced at three Company refineries (Perm, Nizhny Novgorod and Ukhta) and total production in 2005 was 3.97 million tonnes. Construction of a second stage of the hydrotreatment facility at the Volgograd Refinery and reconstruction of the hydrotreatment facility at the Nizhny Novgorod Refinery will enable complete changeover of the Group's Russian refineries to Euro-4 diesel production.

The share of high-octane gasoline in total production of motor gasolines by the Group's Russian refineries rose from 61.0% in 2004 to 68.7% in 2005. Depth of oil refining rose from 75.4% to 77.3% and light products yield increased from 50.4% to 51.1%. Capital expenditures on modernization of Russian refineries in 2005 were $307 million.

LUKOIL's Russian refineries took steps in 2005 to reduce operating costs and raise their operating and financial efficiency. The average number of workers at these refineries decreased by 6.3% in 2005 compared with 2004. Savings from cost reduction measures were in excess of $37 million.

In August 2005 the **Volgograd Refinery** commissioned the first stage of a petroleum coke calcination facility with 100,000 tonnes annual capacity. Capital expenditures for completion of the first stage were

Lubricants Production, thousand tonnes


1,500
1,000
500
0
1,220
1,199
1,159
2003
2004
2005

Packaged Lubricants Production, thousand tonnes


200
150
100
50
0
112
142
174
2003
2004
2005

Petroleum Product Exports, %


100
80
60
40
20
0
2003
2004
2005
Other
Fuel oil
Vacuum gasoil
Diesel fuel
Straight-run gasoline

$18 million. Launch of the facility enables the Refinery to produce high-quality calcinated coke, which is a saleable product used in aluminum smelting (without need for further processing). In addition, use of hot gases emitted in the calcination process partially covers the Refinery's heat needs. Commissioning of the second stage of the facility is scheduled in 2009. It will raise annual capacity to 280,000 tonnes, enabling calcination of the entire volume of petroleum coke produced at the Refinery.

Work continued on a new catalytic reforming complex at Volgograd with 1 million tonnes annual capacity. The complex is due for completion in the third quarter of 2006 and it will increase the Refinery's output of high-octane gasolines, demand for which is growing rapidly.

Documentation was also prepared in 2005 for installation of an isomerization unit at the Volgograd Refinery. Commissioning of the unit, with annual capacity of 385,000 tonnes, is scheduled for the fourth quarter of 2007, and it will enable the Refinery to start production of high-octane gasolines to Euro-3 and Euro-4 standards.

Specialists at the **Perm Refinery** designed and implemented a number of measures in 2005 to ensure stable and efficient functioning of the deep refining complex at Perm.

Overhaul of the vacuum unit on Atmospheric and Vacuum Distillation Unit-4 was completed, enabling deep vacuum refining of fuel oil in order to increase hydrocracking inputs. Commissioning of the unit after its overhaul gave additional 240,000 tonnes annual volumes of vacuum gasoil for hydrocracking.

The Perm Refinery also commissioned an assembly for injection of additives to diesel fuel on the hydrodearomatization unit, so that all diesel fuel produced at Perm now meets the European EN-590 standard.

The atmospheric distillation unit at the **Nizhny Novgorod Refinery** was supplemented by a vacuum distillation unit in 2005, increasing output of vacuum gasoil. Further installation of bitumen visbreaking and catalytic cracking facilities will mean that the Refinery can produce all of the inputs to its vacuum gasoil hydrotreatment facility.





The catalytic reforming unit was overhauled in 2005 to allow isomerization. The work was completed in the first quarter of 2006, allowing production of motor gasolines to Euro-3 standards. These gasolines have improved density and better fractional and hydrocarbon content in order to meet the needs of modern vehicle engines. They satisfy the latest international environmental standards for fuels.

LUKOIL began complex reconstruction and modernization of the Nizhny Novgorod Refinery in 2005 and the process is due for completion in 2009. Total capital expenditures on this project are estimated at $600 million, most of which will be spent on construction of catalytic cracking, alkylation and visbreaking units.

Planning and research work was carried out in 2005 for construction of a deep refining complex at Nizhny Novgorod, based on the unit for catalytic cracking of vacuum gasoil. The complex is due to be commissioned in 2009.

The **Ukhta Refinery** commissioned a Recovery Plus module to increase hydrogen concentration in the hydrodeparaffinization unit. The unit can now produce up to 250,000 tonnes of Arctic diesel fuel per year. The Recovery Plus module can also extract up to 13,000 tonnes per year of high-octane light reformate (C_4-C_5 fractions) from hydrogen-rich gas. This reformate is a valuable component for blending of gasolines.

Work continued in 2005 on the second stage of a rail loading-rack complex for unloading of crude oil and loading of dark petroleum products. The work is due for completion in the third quarter of 2006 and the rack will have 4 million tonnes annual capacity.

The Ukhta Refinery also began technical refitting of its catalytic reforming unit in 2005. The work will be completed in the third quarter of 2006 and will reduce gasoline production costs.





International

Throughputs at LUKOIL foreign refineries were 10.25 million tonnes in 2005 (including 273,000 tonnes of fuel oil), which is an increase of 1.77 million tonnes, or 20.9%, compared with 2004.

Average refining depth at foreign refineries increased to 77.5% (70.5% in 2004). Light product yield was 60.9% (56.3% in 2004). Irretrievable crude losses at foreign refineries declined from 1.20% in 2004 to 1.07% in 2005, saving $5 million. The share of high-octane gasolines in total motor gasoline output rose from 97.3% in 2004 to 98.6% in 2005. The positive trends were mainly due to re-commissioning at the end of 2004 of the Company's Romanian refinery, Petrotel-LUKOIL, following major reconstruction work. Capital expenditures on modernization of LUKOIL's foreign refineries were $105 million in 2005", and investments were $66 million.

The **Burgas Refinery** in Bulgaria carried out reconstruction of the regenerator on its catalytic cracking unit. This work regulated the heat balance and increased recovery of the desired cut. The Refinery also launched a new system that allows its power generating facilities to switch between heating fuel and natural gas, depending on which is cheaper at any time. In January 2005 Burgas began production of diesel fuel and gasoline with sulfur content below 50 ppm, complying with Euro-4 standards.

The **Odessa Refinery** completed reconstruction of its desalting and atmospheric and vacuum distillation unit in 2005, increasing annual crude capacity to 2.4 million tonnes. Irretrievable crude losses were reduced to 0.69%, saving $300,000. As part of the integration arrangement for deep refining at LUKOIL's foreign refineries, Odessa supplied 273,000 tonnes of fuel oil to the Burgas Refinery. These operations give a major synergy effect by using the Company's Ukrainian and Bulgarian refinery facilities in a single production chain.

The Odessa Refinery has been closed since July 2005 for large-scale reconstruction, centred on installation of a catalytic cracking complex and power generating facilities. The work is expected to cost $320 million and will take 5 years to complete. Annual crude refining capacities will be kept at 2.8 million tonnes, and production of fuel oil will be reduced while output of products with high value added will increase.

The **Petrotel-LUKOIL Refinery** reopened at the end of 2004 after a 3-year upgrade and achieved efficiency targets in 2005. Light petroleum product yield increased to 75.5% compared with 68.5% in 2000, refining depth increased to 94.9% from 86.7% in 2000, and irretrievable crude losses declined to 0.93% from 2.06% in 2000. The Refinery produces diesel fuel and gasoline to Euro-3 and Euro-4 standards, adjusting its product mix to match demand on the market.

In order to improve product quality and save crude the Refinery installed a drying system with mole sieve for inputs on the isomerization unit. The Refinery also injected additives for secondary burning and raising octane number in the catalytic cracking unit in order to stabilize the unit's operation. The octane number of produced gasoline was thus raised by one point.

GAS PROCESSING

The Company's gas-processing plants convert associated gas, produced by the Company in Russia, into saleable gas, which is fed into the Gazprom transport system. The plants also produce liquid hydrocarbons.

LUKOIL's gas-processing plants processed 2.691 billion cubic meters of gas and 479,000 tonnes of natural gas liquids in 2005. They produced 2.192 billion cubic meters of gas, 574,000 tonnes of LPG and 517,000 tonnes of liquid hydrocarbons (stable natural gasoline, isopentane and hexane-heptane fractions, and natural gas liquids).

A new loading rack for natural gas liquids was commissioned in 2005 at the Lokosovsky Gas-processing Plant, providing additional inputs to the Perm Gas-processing Plant.

LUKOIL Gas-processing Plants


Usinsk Gas-processing Plant
Usinsk (Komi)
700
551
Lokosovsky Gas-processing Plant
Langepas (Western Siberia)
1,070
1,214
Total
2,679
2,691
711
479
Perm Gas-processing Plant
Perm
505
498
550
437
Korobkovsky Gas-processing Plant
Kotovo (Volgograd Region)
404
428
161
42
Gas processing
Capacity, mcm per year
Processing in 2005, mcm
Capacity, th. tonnes per year
Processing in 2005, th. tonnes
Processing of liquid hydrocarbons

PETROCHEMICALS

LUKOIL's petrochemical business is the biggest in Russia and Eastern Europe. The Company's plants in Russia and Ukraine make pyrolysis products, organic synthesis products, fuel fractions and polymer materials, meeting a major share of Russian domestic demand for various chemicals as well as exporting chemicals to more than 50 countries.

LUKOIL petrochemical plants made 1.8 million tonnes of saleable products in 2005, including 402,000 tonnes of polyethylene (8% more than in 2004), 53,000 tonnes of vinyl acetate (30% more than in 2004), and 128,000 tonnes of acrylonitrile (9% more than in 2004). In addition the Company's

LUKOIL Petrochemical Plants


Petrochemical Plants
Saratovorgsintez
Saratov (Russia)
Acrylonitrile and other organic synthesis products
Stavrolen
Boudennovsk (Stavropol Region, Russia)
Polyethylene and other products
Karpatneftekhim
Kalush (Ukraine)
Polyethylene, vinyl chloride and other products
Refineries with petrochemical units
AO LUKOIL Neftokhim Burgas
Burgas (Bulgaria)
Polymers and organic synthesis products

Bulgarian Refinery, LUKOIL Neftokhim Burgas, produced 372,500 tonnes of petrochemicals (181,600 tonnes of organic synthesis products and 179,700 tonnes of polymers, including 68,200 tonnes of high-pressure polyethylene).

Capital expenditures in 2005 on new construction, modernization and technical re-equipping of existing petrochemical facilities were $77 million. Net income in the petrochemical segment was $122 million. Realization of investment projects at existing plants and development of new large-scale projects were carried out in 2005 as part of the Company's strategy for development of its petrochemicals business.

Karpatneftekhim commissioned a unit for hydrogenating C_4-C_5 fractions in 2005 with 90,000 tonnes annual capacity, giving a significant output increase.

Output of Petrochemicals, thousand tonnes


2,300
2,200
2,100
2,000
2,135
2,242
2,179
2003
2004
2005

LUKOIL restarted work in 2005 on construction of polypropylene facilities at the Stavrolen Plant. The work had been interrupted in 1995 when state funding was halted. The polypropylene unit with 120,000 tonnes capacity should be commissioned in 2006 and will be the first of its kind among LUKOIL petrochemical assets. Cost of the project is $140 million.

Saratovorgsintez began work on a complex for production of sodium cyanide with 15,000 tonnes annual capacity. Cost of the project is $24 million and commissioning is scheduled for 2007.

A project for new chloride and caustic soda production facilities was in the planning stage at Karpatneftekhim last year. Use of the latest membrane technology will give annual production of up to 200,000 tonnes of caustic soda. Cost of the project is $100 million and commissioning is scheduled for 2007.

The Company is considering installation of a new polyvinyl chloride production facility with 300,000 tonnes annual capacity at Karpatneftekhim. Integration of such a facility with Karpatneftekhim's monomer vinyl chloride production would significantly increase overall production efficiency.

One of LUKOIL's most ambitious projects for coming years is construction of the Caspian Gas-chemical complex, which will process natural gas and gas condensate, produced by LUKOIL on the Caspian Sea shelf. The project is aimed at increasing value added by deeper refining of gas, efficient chemical processing of ethane, natural gas liquids and condensate, and complex refining of natural gas and its components to produce basic organic synthesis products, polyethylene, polypropylene and other petrochemicals. A feasibility study for investment in construction of key facilities of the complex is to be carried out in 2006.

PETROLEUM PRODUCT MARKETING

The Company's marketing network extends to 18 countries: Russia, near-abroad and European countries (Azerbaijan, Belarus, Georgia, Moldova, Ukraine, Bulgaria, Hungary, Finland, Estonia, Latvia, Lithuania, Poland, Serbia, Romania, Macedonia, Cyprus, Turkey), and the USA. The network includes 198 tank farms with reservoir capacity of 3.03 million cubic meters and 5,830 filling stations (including franchises).

Retail sales increased significantly in 2005: the Company sold 10.7 million tonnes of fuel at its own filling stations, which was 29.7% more than in 2004. The growth was due to expansion on the retail market and to increase of average sales per filling station.

LUKOIL invested $907 million in its marketing business in 2005. The money was mainly spent on acquisition and building of 643 new filling stations and upgrading of 232 stations.

The Company exported 16.6 million tonnes of petroleum products to the near-abroad and other countries in 2005, including 0.59 million tonnes of lubricants. Most export deliveries of petroleum products are made by rail: 75.5% of petroleum product deliveries were by rail in 2005.

Structure of Petroleum Product Sales (wholesale and retail, 2005)


Baltics 2.8%
Near-abroad countries 6.8%
Europe 16.8%
Russia 41.9%
Turkey 1.0%
USA 30.7%

Filling Station Network (owned, leased and franchises) as of 1 January, 2006


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,599
1,325
1,542
1,732
5,405
2,035
1,659
1,711
5,830
1,965
2,171
1,694
2003
2004
2005
USA
Europe and near-abroad countries
Russia

Average Daily Sales of Petroleum Products per Filling Station, tonnes/day


8
6
4
2
0
5.2
6.3
7.0
2003
2004
2005

Russia

The Company's marketing network in Russia consists of 1,694 filling stations (including franchises) and 141 tank farms with reservoir capacity of 1.85 million cubic meters. The filling stations and tank farms are operated by 9 marketing subdivisions in 60 Russian regions.

Volume of petroleum products sold on the domestic market in 2005 was 19.97 million tonnes, and the Company sold 3.55 million tonnes through its Russian filling station network (29.4% more than in 2004).

Investments in the Russian marketing network in 2005 were $374 million. The money was spent mainly on construction of 35 new stations, upgrading of 40 others and acquisition of 71 stations. The Company also built one new tank farm, bought two others, and carried out upgrading and modernization of tank farm facilities.

LUKOIL disposed of 26 tank farms and 61 filling stations in Russia in 2005 (through sale, liquidation, mothballing, or leasing) as part of the program for optimization of the Company marketing network. Average daily sales per filling station rose by 19% to 7.6 tonnes as a result.

The number of LUKOIL filling stations included in the LICard discount payment system increased by 10.4% in 2005 to reach 1,967 by 1 January 2006. The number of issued cards rose by three times to 592,000 and 1.083 million tonnes of fuel were sold to customers using the cards (71.1% more than in 2004).

The Company's retail network outside Russia grew rapidly in 2005, when 537 new filling stations and diesel fuel sale points were built or acquired in the near-abroad countries and Europe, and 192 foreign filling stations were upgraded.


ЛУКОЙЛ
ЛУКОЙЛ



LUKOIL bought share stakes in 2005, which gave the Company sole control of the Finnish companies Oy Teboil Ab and Suomen Petrooli Oy. The acquisitions cost $160 million. The principal business of Oy Teboil Ab and Suomen Petrooli Oy is management of a network of 289 filling stations and 132 retail diesel fuel outlets. The companies are also fuel wholesalers, as well as blending and selling lubricants.

In March 2005 LUKOIL bought 15 filling stations in Hungary from the Austrian company ABA, increasing the number of LUKOIL stations in Hungary to 26 (more than 3% of the Hungarian retail fuel market).

Structure of Petroleum Product Sales by LUKOIL Regional Marketing Organizations in Europe and the Near-abroad Countries (wholesale and retail, 2005)


Poland 2.4%
Moldova 3.1%
Estonia 1.3%
Serbia 4.1%
Georgia 1.5%
Lithuania 6.6%
Hungary 1.5%
Ukraine 9.9%
Azerbaijan 2.8%
Belarus 8.8%
Latvia 2.4%
Cyprus 0.9%
Finland 12.2%
Romania 13.3%
Turkey 3.5%
Bulgaria 25.7%

By the end of 2005 foreign divisions of the Company in Europe, near-abroad countries and the USA had 57 tank farms with reservoir capacity of 1.18 million cubic meters and 4,136 filling stations. Optimization of the international filling station network helped to increase daily fuel sales per station in Europe and the near-abroad countries by 11% to 4.9 tonnes. The average daily figure at US stations was 8.4 tonnes.

Petroleum product sales on international markets in 2005 were 56.67 million tonnes, of which 7.12 million tonnes were sold through the Company's retail network (29.9% more than in 2004).

LUKOIL spent $533 million on development of its international retail network in 2005.


LUKOIL



INTERNATIONAL TRADE

LITASCO (LUKOIL International Trading and Supply Company) was set up in 2000 as sole agent for the Company's international trading operations, carrying out all LUKOIL Group deliveries and trading operations outside Russia. Transfer of all export operations to a single Company simplified export arrangements, optimizing export flows and assuring transparency of LUKOIL's oil and product exports. LITASCO is consistently increasing margins on trade operations by optimizing management of LUKOIL's delivery channels and by increasing the volume of trade with third parties.

LITASCO has offices in 14 countries and its main trading offices are in Switzerland, the USA, Germany, the Netherlands, Sweden, UAE and Singapore. LITASCO's trading operations are supported by the company's own maritime fleet of 25 tankers. LITASCO's business divides into three main parts.

Export sales of LUKOIL crude oil and petroleum products

LITASCO sells LUKOIL crude oil and petroleum products to customers outside Russia. The main volumes are exported through Baltic and Black Sea ports, and also through the Druzhba pipeline system. Sales regions have traditionally been in Central, Eastern and Northern Europe, and the Black Sea and Mediterranean Basins. However, in the last two years LITASCO has taken advantage of strong commercial positions in Europe to send increasing export volumes to more distant markets, such as the USA and China. In the same period LITASCO has significantly increased the share of its sales, which are made direct to final users (oil refining and marketing companies).

Deliveries to foreign companies of LUKOIL Group

LITASCO makes deliveries to Group companies outside Russia, including refineries in Bulgaria and Romania. Crude deliveries are matched to the configuration and production requirements of each refinery in order to achieve maximum efficiency.





Trading with third parties

LITASCO carries out international trading operations with third parties from its office in Geneva and its network of subsidiaries and representative offices in other countries. Such trading operations were 35% of LITASCO's total business in 2005. They help to increase efficiency of LUKOIL export business and generate extra profit.

LITASCO has more than 2,000 suppliers and customers, including all the leading international oil corporations. LITASCO's expansion to new markets in Central America, China, and the Middle East have made LUKOIL one of the foremost oil trading companies in the world.

In 2005 LUKOIL exported 40.0 million tonnes of crude oil and 19.7 million tonnes of petroleum products through LITASCO. Purchases by LITASCO from third parties in 2005 were 10.8 million tonnes of oil and 20.9 million tonnes of petroleum products. Deliveries to LUKOIL companies were 10.4 million tonnes of petroleum products and 81 million tonnes were sold to third parties. Net income of LITASCO in 2005 was $211 million.


ЛУКОЙЛ
ЛУКОЙЛ

INTENSIFICATION OF OIL & GAS PRODUCTION

A significant part of LUKOIL's reserves are characterized by high levels of exhaustion, with growth of the water cut in crude production. Use of enhanced oil recovery (EOR) helps to increase recoverable reserves and production rates, to tap reserves of highly viscous oil and reserves in collectors with low permeability, as well as reserves at fields, which are in late stages of exhaustion.

The Company carries out more than 5,000 interventions each year on producing strata using physical, chemical, hydrodynamic and heat techniques to increase recovery rates. The number of EOR operations in 2005 was 5,052, and they gave additional oil production of 22.1 million tonnes (6.3% more than in 2004). The share of oil produced by EOR in total Company oil production in 2005 was 25.4%. LUKOIL thus met its target of producing more than 20% of its oil using EOR.

Most of the EOR production was obtained using physical methods (14.1 million tonnes or 63.9% of total EOR production). Hydrofracturing gave 87.4% of all the oil recovered using physical EOR in 2005.

Drilling of sidetracks at existing wells is a highly efficient form of EOR. The Company commissioned 102 sidetracks in 2005 (compared with 63 in 2004), giving average daily well flow increases of 25 tonnes and overall production of 427,000 tonnes.



Effect from EOR in Russia


Naryanmarneftegaz
2 th. tonnes
0.3%
LUKOIL-Sever
7 th. tonnes
0.8%
LUKOIL-Western Siberia
17,223 th. tonnes
32.1%
LUKOIL-Komi
2,049 th. tonnes
25.3%
RITEK
658 th. tonnes
25.4%
LUKOIL-Perm and UralOil
1,507th. tonnes
14.8%
Kaliningradmorneft
46 th. tonnes
3.9%
LUKOIL Group in Russia
22,081 th. tonnes
25.4%
Nizhnevolzhskneft
589 th. tonnes
19.6%
% – share in total production of entity

Another way of increasing production efficiency is drilling of horizontal wells, which increase productivity by several times and thus raise capex efficiency. Drilling-in of strata at depressions is another useful technology of production drilling, giving increase of well productivity by 1.3 times on average.

Well workovers gave additional daily production of 18,317 tonnes in 2005 (3% more than in 2004). Overall production volumes added by these operations were 4.6 million tonnes, and the economic effect was $470 million.

The Company continued work on a multi-level system for monitoring of field development using geological-technological models in 2005. LUKOIL-Western Siberia is developing mini-projects, which optimize development of priority sectors of large fields using such models.

EOR Techniques, used by LUKOIL in 2005


Heat 2%
Chemical 6%
Hydrofracturing 17%
Sidetracks 2%
Other physical techniques 2%
Intensification of oil production 29%
Hydrodynamic 42%

Shares of Various Techniques in Overall EOR Production in 2005


Hydrodynamic 17%
Intensification of oil production 13%
Sidetracks 7%
Other physical techniques 2%
Chemical 1%
Heat 4%
Hydrofracturing 56%

ENERGY-SAVING TECHNOLOGIES

Economies in 2005 thanks to the Company's energy-saving program were 344 million kWh of electrical energy, 43,000 Gcal of heat energy and 7,500 tonnes of heating fuel. Total value of these savings is $12.7 million.

Company subsidiaries Urayneftegaz, Lukoil-Western Siberia, LUKOIL-Nizhnevolzhskneft, LUKOIL-Kaliningradmorneft, LUKOIL-Komi, Permneftegazpererabotka (Perm Gas-processing Plant) and LUKOIL-Sever generated 147.9 million kWh of electricity at their own generating facilities, which is equal to 1.6% of total electricity consumption by the Company in production.

Automated metering systems, which are now being installed at all Company subsidiaries on the basis of equipment supplied by ABB Automation, will reduce energy costs by 3–5% thanks to more accurate measurement of energy consumption and use of differences between peak and off-peak tariffs. In 2005 automated metering systems were fully deployed by LUKOIL-Western Siberia, LUKOIL-Perm, LUKOIL-Nizhnevolzhskneft and Permneftegazpererabotka. The Company has thus achieved high-quality metering of electricity and switched to a peak-and-off-peak tariff regime, as well as making necessary technical preparations for subsidiaries to start using Russia's new wholesale electricity market.

INFORMATION TECHNOLOGIES

The Company has been working since 2001 on installation of an integrated management system based on SAP R/3 software. The system will support management decision-making and enable automated management accounting inside the Company. The system was in industrial use in 2005 at oil & gas production companies (LUKOIL-Perm, LUKOIL-Komi), oil refiners (the Perm and Burgas Refineries), and the marketing arm, LITASCO. Preparations are being made for further extension of the system at other LUKOIL companies, which work in these sectors, and in the parent Company. Computerized management has thus reached all spheres of Company business: production, oil & gas refining and marketing.

LUKOIL carried out work on modernization of its information protection system in 2005 and launched the first stage of its system for centralized monitoring of information resources. A program for smooth running of LUKOIL business was drawn up in accordance with the Company's plan of measures for IT development.

In order to achieve well-balanced management of Company business, there are mid-term plans to move away from the current model of separate projects for separate business segments towards a global integrated management system and global monitoring of IT infrastructure.

TRADE BALANCE OF LUKOIL SUBSIDIARIES (2005)


RUSSIA
PURCHASES OF PETROLEUM PRODUCTS
1.4 mln tonnes
OIL PURCHASES
1.5 mln tonnes
REFINING AT OWN REFINERIES
37.1 mln tonnes*
OIL PRODUCTION
84.2 mln tonnes
TOTAL OIL
86.0 mln tonnes
REFINING AT THIRD-PARTY REFINERIES
1.6 mln tonnes
OIL SALES
0.7 mln tonnes
OIL SUPPLIES FROM KAZAKHSTAN
0.4 mln tonnes
OIL EXPORTS
45.8 mln tonnes
PURCHASES OF PETROLEUM PRODUCTS
32.2 mln tonnes
OIL PURCHASES
9.4 mln tonnes
REFINING AT OWN REFINERIES
10.0 mln tonnes**
OIL PRODUCTION
2.0 mln tonnes
TOTAL OIL
56.9 mln tonnes
REFINING AT THIRD-PARTY REFINERIES
1.2 mln tonnes
OIL SALES
45.9 mln tonnes
INTERNATIONAL

"Total oil" includes LUKOIL's own consumption and transportation losses.
Other figures include refining, transportation and storage losses as well as changes in stocks.


SALES
OF PETROCHEMICAL
PRODUCTS
0.7 mln tonnes
PROCESSING
AT PETROCHEMICAL
PLANTS
1.1 mln tonnes
TOTAL
PETROCHEMICAL
PRODUCTS
1.0 mln tonnes
TOTAL PETROLEUM
PRODUCTS
38.2 mln tonnes
WHOLESALE SALES
OF PETROLEUM PRODUCTS
16.4 mln tonnes
RETAIL SALES
OF PETROLEUM
PRODUCTS
3.5 mln tonnes
EXPORTS OF PETROLEUM
PRODUCTS
16.6 mln tonnes
EXPORTS
OF PETROCHEMICAL
PRODUCTS
0.3 mln tonnes
PROCESSING
AT PETROCHEMICAL
PLANTS
1.1 mln tonnes ***
TOTAL
PETROCHEMICAL
PRODUCTS
1.4 mln tonnes
TOTAL PETROLEUM
PRODUCTS
58.9 mln tonnes ***
WHOLESALE SALES
OF PETROLEUM PRODUCTS
49.5 mln tonnes
SALES OF
PETROCHEMICAL
PRODUCTS
1.4 mln tonnes
RETAIL SALES
OF PETROLEUM
PRODUCTS
7.1 mln tonnes

* Excluding refining at mini-refineries.
** Excluding fuel oil processed at Burgas Refinery.
*** Including petrochemical products produced at Burgas Refinery.

PROTECTING THE ENVIRONMENT

LUKOIL makes sure that its business practices meet the highest standards of environmental protection and industrial safety. The Company is fully aware of its responsibility to society for maintaining the environment and for rational use of resources. We make every effort to raise the level of ecological and industrial security at our production facilities and to reduce negative environmental impacts. The Company also strives to improve its business efficiency and reduce the environmental burden from its industrial activities through rational use of natural resources, both at Company production sites and in surrounding regions.

LUKOIL took all necessary measures in 2005 to ensure ecological security in accordance with requirements of national legislation and international environmental standards. The Company also devoted considerable efforts to raising quality of its products, which now meet the latest ecological standards.

The Company's environmental activities are guided by the LUKOIL environmental management system, which has been certified as compliant with the ISO 14001 international standard. The Company underwent a supervisory audit in 2005 and made the changeover to ISO 14001:2004 (the new version of the international standard).





Work by LUKOIL in the reporting year on protection of the environment was carried out in a context of strict supervision by the government and social organizations, and tightening of natural resource and environmental legislation.

In 2005:

- the international Kyoto Protocol, which limits atmospheric emissions of greenhouse gases and which was ratified by the Russian Federation, came into force;
- the Russian government approved new levels of compensation payments for pollution of the environment. Rates payable for some types of pollution grew by dozens of times, and the rate for methane emissions rose by 1,000 times;
- Fines payable for violation of environmental legislation were substantially increased, and offenders were made liable to suspension of operations for up to 90 days;
- the Ecology Code of the Russian Federation, which would increase the level of liability for ecological violations and tighten environmental requirements, was considered by the State Duma;
- worsening of air quality in several regions of the Russian Federation made local authorities introduce legislative and administrative limitations on sale of environmentally harmful fuels;
- the role of Russian and international environmental movements and organizations increased further, and their influence on economic decision-making processes grew.

The Company has almost completed its program for certification of compliance by subsidiaries with international standards for quality management (ISO 9000), environmental protection (ISO 14001) and health and safety (OHSAS 18001).

In 2005 the Company continued implementation of its Ecological Security Program for 2004–2008. The Program calls for 400 environmental measures to be carried out at a cost of about $1.2 billion. LUKOIL Group spent about $320 million on ecological security measures in 2005, including over $160 million of capital expenditures invested in environmental protection facilities.

Thanks to these efforts LUKOIL companies achieved lower-than-average environmental impact by many criteria compared with the rest of the Russian oil sector, and the Group was the best in the sector by several indicators.

International organizations including the Environment Committee of the Parliamentary Assembly of the Council of Europe, and UNESCO's World Heritage Committee maintained their interest during 2005 in environmental safety issues connected with development of the Kravtsovskoye field on the shelf of the Baltic Sea. Company representatives participated directly in work of the joint Russian-Lithuanian environmental commission and working groups set up by the commission. The Company's participation enabled significant breakthroughs in discussion of:

- a draft agreement between the Governments of Russia and Lithuania on cooperation to counter pollution of the Baltic Sea;

- the draft of a joint plan for emergency measures in case of Baltic Sea pollution;
- a draft program for environment monitoring in the Russian and Lithuanian parts of the Baltic Sea.

Absence of negative environmental impact from the Kravtsovskoye platform was generally confirmed, and LUKOIL's activities in the region earned the approval of the international community.

LUKOIL completed its 2002–2005 program for ecological rehabilitation of polluted land and prevention of oil spills in the Republic of Komi. The main aim of the program was to eradicate consequences of the spills from Komi pipelines, which occurred in 1994 and turned parts of Komi into ecological disaster areas for many years afterwards. LUKOIL spent more than $155 million on environmental work in Komi during 2000–2005. Thanks to these efforts the region of the accident ceased to be officially designated as an ecological disaster area in 2004.

Improvement of fuel production technologies and increased output of high-quality products obviously make a significant contribution to better ecology. The Company therefore channels about 30% of its capital expenditures to the refining & marketing segment. A large part of this money is spent on organizing production of ecologically clean fuels.

LUKOIL is the first Russian oil company to start large-scale production and sale of Euro-4 diesel fuel with improved ecological characteristics (LUKOIL Euro-4). The fuel meets the EN-590:2004 environmental standard for diesel fuel, which has been in force in the European Union since 2005. As well as prolonging engine life and saving fuel, use of LUKOIL Euro-4 more than halves carcinogenic atmospheric emissions. Plans for development of LUKOIL's Russian refineries include increase of annual production of Euro-4 diesel fuel to over 10 million tonnes by 2010.

LUKOIL is undertaking major reconstruction and modernization of the Odessa and Nizhny Novgorod Refineries to improve their operating and financial indicators, make petroleum product output compliant with the Euro-3 and Euro-4 standards, and reduce environmental impact.

We also strive to maintain high standards of environmental protection in other spheres of our business. One example is introduction in 2005 of an international corporate system of tanker vetting, used by LUKOIL on vessels, which it charters for oil transport. Vessels undergo in-depth inspection to ensure that they meet safety requirements and to assess risks associated with sea transport of oil and petroleum products and with terminal operations.

LUKOIL also attaches special importance to ecological issues in its cooperation with ConocoPhillips. In particular the partners have agreed a project for joint construction of the South-Khylchuyuskoye field, which is being developed by their joint venture, Naryanmarneftegaz. The project is based on the minimum environmental impact principle, enshrined in LUKOIL's Policy for Industrial Safety and Protection of Labour and Environment in the 21st Century. The field project uses ConocoPhillips technology standards and applies a number of cutting-edge measures for environmental protection. These include use of minimal land area for production, technology that excludes any melting of permafrost layers, maximum use of associated gas and removal of sulphur compounds from the gas in order to reduce harmful emissions, use of waste water to maintain strata pressure, and fully automated management of technology processes. Investments in industrial and environmental safety will exceed 20% of total capital expenditure on construction of the South Khylchuyuskoye field.

Our work to protect the environment has earned positive assessments from many social organizations over the years. In 2005 LUKOIL, LUKOIL-Kaliningradmorneft and LUKOIL-Komi were acclaimed as winners of a contest to find the Russian Environment Leader, which was held as part of the All-Russian conference 'New State Ecology Policy in the Real Sector of the Economy'.

A rating prepared by the International Social and Ecological Union and the independent ecology rating agency Nera, supported by the World Bank, judged LUKOIL to be one of the three most successful Russian companies in reducing negative environmental impact since 2000. The rating included 75 leading Russian companies, and 500 subsidiaries of these companies.

LABOUR AND INDUSTRIAL SAFETY

Measures to maintain labour and industrial safety are governed by LUKOIL's Policy for Industrial Safety and Protection of Labour and Environment in the 21st Century.

The Company carried out all its planned measures in 2005 for disclosure of hazardous production facilities and their inclusion in the state register of such facilities, attestation of workplace safety standards, carrying out of complex and specific checks, and training and attestation of personnel. A sum of about $230 million was set aside to finance the relevant program in 2005. The money was used to renew various fixed assets of Group subsidiaries, to build new technological facilities and reconstruct existing ones, and for installation and upkeep of personnel facilities, as well as improvement of ancillary assets (reservoirs, loading racks, flares, etc.) and land upgrades.

One of the main aspects of LUKOIL's system for management of labour and industrial safety is prevention of accidents at work and attestation of workplace safety standards. Over 43,000 workplaces had been attested as of January 1, 2006. The total number of accidents at work within the Company declined by almost 25% in 2005 compared with 2004.


Polluted Land, hectares
450
400
350
300
250
200
150
2003
2004
2005
Liquid Effluents, million cubic meters
30
25
20
15
10
5
0
2003
2004
2005
Environmental Spending, $ million
400
300
200
100
0
2003
2004
2005
Spillage of Oil and Petroleum Products due to Accidents, tonnes
120
100
80
60
40
20
0
2003
2004
2005

Good working conditions, low accident levels and regular medical checks for personnel enable many LUKOIL subsidiaries to obtain discounts on standard rates for obligatory insurance covering industrial accidents and job-related illness.

PERSONNEL AND SOCIAL PROGRAMS

LUKOIL acknowledges the prime importance and value of its people, who deserve a large part of the credit for increases in Company efficiency and shareholder value. We understand that success of the Company depends to a large extent on the people who work for it. LUKOIL therefore places high value on the contribution of each employee to the well-being of the Company as a whole. LUKOIL's social policy aims to improve levels of labour efficiency and social protection of employees. We take motivation of our personnel seriously and try to ensure that every member of staff has an interest in the attainment of best results by the Company.

We are constantly improving our standards of human resource management, giving the greatest attention to improvements in the system of incentives for LUKOIL Group employees. In 2005 a system of result management was designed, which helps attainment of Company business goals by linking them to areas of employee responsibility. The system uses a differentiated approach to employee incentives depending on their contribution to improvement of key Company performance indicators.

LUKOIL is aware that incentives do not necessarily have to be financial. National awards were made to 28 Company employees in 2005 in recognition of professional excellence and conscientious and productive performance at work. A further 1,533 members of staff won sectoral awards and LUKOIL itself bestowed marks of distinction on 365 individual employees and 39 groups of employees.

Professional training of staff is seen as essential to Company development. Qualified staff are a major factor for increasing shareholder value, so investments in training are as important and indispensable




HEYDAR
ALIYEV

as investments in other spheres. The system of continuous staff training, which has been put in place, aims to ensure that staff acquire the knowledge and professional skills, which they need in their jobs. The Company uses all modern training tools: seminars, mentoring, training sessions, study periods abroad, distance learning by computer, and MBA programs. The Company has 20 of its own study centres, and has created a tradition of study days for top managers.

During 2005 employees who work in sale of fuels and lubricants in Russia and abroad benefited from practical training and seminars on corporate standards in work with customers at filling stations. Preparation work was carried out with the executive personnel reserve, who stand ready to assume roles as top executives in the Company: special programs for development of leadership potential and management skills have been designed for executives, who are included in this reserve. The Oil & Gas Business Institute provided professional training to 55 LUKOIL employees, 16 young specialists studied at the Gubkin State Oil & Gas University, and 9 specialists from LUKOIL oil refining companies broadened their experience through a period of work for the American company, UOP.

The LUKOIL and ConocoPhillips employee exchange program was developed as part of the strategic partnership between the two companies. A group of 14 LUKOIL employees went to work in the US company in May 2005 and 16 advisors from ConocoPhillips are currently working at LUKOIL.

The Company pays special attention to work with young specialists. The Company has approved a new youth program for 2005–2010, and work with higher education establishments continued in 2005. LUKOIL reached strategic cooperation agreements with the Higher School of Economics and the Finance Academy under the Government of the Russian Federation, as well as pursuing cooperation with the Gubkin State Oil & Gas University, Perm State Technical University and other education institutions in Russia and the near-abroad countries.

Restructuring of LUKOIL Group continued in 2005, targeting cost reduction and efficiency improvements. Measures to optimize and reorganize parts of the Group and to dispose of non-core assets of LUKOIL companies led to reduction of employee numbers in geological exploration, oil production and refining compared with 2004, while employment levels in the expanding filling stations segment increased. In total, Company employee numbers declined by 10.8% in 2005. At the same time struc-

Hydrocarbon Production per Employee, thousand boe/employee


6
5
4
3
2
1
0
2003
2004
2005

Oil Refining per Employee, tonnes/employee


350
300
250
200
150
100
50
0
2003
2004
2005

Revenue per Employee, $ thousand/employee


400
350
300
250
200
150
100
50
0
2003
2004
2005

tural reorganization and salary increases for employees in organizations, that only recently joined LUKOIL, led to 13.6% increase of average employee incomes in the Group (including all payments and bonuses).

As well as ensuring a decent working salary, the Company encourages employee performance at work via a broad range of social programs and measures. These include:

- health care and medical treatment, including voluntary medical insurance;
- opportunities for rest and relaxation for employees and their families, and organization of sport and health activities;
- help to employees in obtaining their own accommodation;
- social support for women and families with children;
- social support for young specialists;
- non-state pension provision for employees, consisting of employer contributions to the LUKOIL-GARANT private pension fund ($14 million in 2005). The system of non-state pension provision with employer and employee contributions was further extended in 2005, and 62,000 employees were participants of the scheme by the end of 2005.

An efficient system of social security for employees helps to attract qualified specialists to the Company, reduces employee turnover, strengthens corporate culture and provides a foundation for strong operating performance.

The Company continues to deliver on commitments, which it undertook voluntarily and on its own initiative under the LUKOIL Social Code. This is a code of principles and norms of socially responsible behaviour towards all parties, whose interests are affected by Company business.

These additional commitments are directed towards employees, retired employees, and shareholders, as well as business partners, the state and society.

In order to increase transparency of its social policy the Company has issued a Report on Sustainable Development in the Russian Federation in 2003–2004. The publication complies with the international

Net Income
per Employee,
$ thousand/employee


50
40
30
20
10
0
2003
2004
2005

Employment Structure by Business Segments
(as of 1 January, 2006)


Petroleum product marketing 16%
Other activities 5%
LUKOIL foreign organizations 14%
Petrochemicals 9%
Oil refining 8%
Head office 1%
Oil & gas production 47%

AA 1000 standard and uses recommendations of the Global Reporting Initiative (GRI). The Company will issue such reports once every two years in the future.

LUKOIL's efficiency in human resources management has won recognition outside the Company: the Main Personnel Division of LUKOIL was chosen as the winner of an All-Russian competition in 2005, which compared the quality of personnel departments in Russian companies.

SOCIAL POLICY AND CHARITY ACTIVITIES

Social and charity programs are an integral part of the LUKOIL corporate strategy and help to further a constructive dialog with government, business and society. Such programs are carefully targeted and are based on the professional experience and human potential, which the Company has at its disposal in particular regions. Along with traditional forms of charity, LUKOIL is implementing strategic charity programs and social investments, which connect solution of social problems with the Company's strategic goals.

Support for Children's Homes and Schools

LUKOIL views helping children as a priority task, and includes it in all Company social initiatives: charity, sponsorship, sports programs aimed at children and young people, and cultural activities. The Company aims to achieve a balanced approach, helping children who are disadvantaged due to unfavourable family circumstances or health problems, but also helping children from secure family backgrounds to develop their abilities and talents.

The Company itself and the LUKOIL Charity Fund provide help to more than 50 children's homes and boarding schools in all corners of Russia. The help is relevant to education, health, learning a profession and finding a place in life.


НЕФТЯНИКИ



Education Programs

Preparation of qualified young specialists for the Russian oil & gas industry is naturally an important aspect of the Company's youth policy. LUKOIL provides financial support to a number of higher education institutions, which train oil & gas specialists. These include specialized institutions in Moscow, St. Petersburg, Perm, Ukhta, Tyumen, Ufa, Volgograd and Arkhangelsk. Sector training institutes in the near-abroad countries also receive support from LUKOIL, notably the State Oil Academy of Azerbaijan.

Since 2000 the Company has been providing grants to particularly talented students at oil industry and technical institutes. Such grants are currently paid to 170 students in various towns and cities across Russia.

LUKOIL also provides grant support to young teachers at leading Russian oil industry institutes: 63 young teachers are now receiving Company grants.

Support for Medical Institutions

LUKOIL supports a number of important medical research centers in Moscow and St. Petersburg. They include the Scientific Centre for Obstetrics, Gynaecology and Perinatal Care, the Centre for Haematology Research, the Russian Cardiovascular Research Complex, the Central X-Ray Radiology Institute, and the Leningrad Regional Clinical Hospital.

The Company also helps to develop medical services in its operating regions. In 2005 LUKOIL carried out an assistance program for medical institutions in the Republic of Komi and LUKOIL companies in Volgograd Region financed complete reconstruction of Volgograd City Hospital №16.

Social Projects Competition

LUKOIL-Perm held its fourth social projects competition in 2005. A total of 469 projects were put forward and preference was given to initiatives, which help to maintain national and cultural heritage, to support health and the environment, and to assist veteran and invalid organizations.

The geography of LUKOIL's social project competitions is expanding year by year. LUKOIL Charity Fund and LUKOIL-Nizhnevolzhsknefteprodukt have held social project competitions in Volgograd and Astrakhan Regions since 2004, and in 2005 competitions were held for the first time in the Republic of Komi (organized by LUKOIL Charity Fund and LUKOIL-Komi), and in Western Siberia (organized by LUKOIL-Western Siberia).

Preserving Cultural and Spiritual Heritage

LUKOIL provides support to a number of leading Russian museums, including the Pushkin Museum of Fine Art, Museums of the Moscow Kremlin and the Russian State Museum. In 2005 the Company took part in creation of a Centre for Aesthetic Education of Children and Young People at the Pushkin Museum, as well as financing the exhibition 'Polish Gifts to the Russian Tsars' in the Moscow Kremlin Museums and an exhibition of works by Valentin Serov in the Russian State Museum.

The Company also supports regional museums, including the Astrakhan Kremlin and the Mikhail Sholokhov museum-house in Volgograd Region.

For several years LUKOIL-Perm has maintained a program of support for folk trades in the Kama region near Perm. More than 19 projects have been carried out in Perm Region (now Perm Territory) during that time.

LUKOIL has a long association with the Tchaikovsky Symphony Orchestra (under the artistic directorship of Vladimir Fedoseyev), the Beryozka Dance Ensemble, and the Russian Folklore Academic Choir. LUKOIL is also one of the trustees of the Bolshoi Theatre and the Moscow Conservatory.

The Company gives much support to creative groups in regions where it has industrial operations. In particular, the Perm Opera and Ballet Theatre and the Volgograd Youth Theatre receive help from the Company.

Revival of religious traditions and spiritual culture is an inseparable part of LUKOIL's charity activity. Orthodox churches in the towns of Kogalym, Uray, Langepas, Pokachi, Usinsk and Korenovsk have been rebuilt with Company support and mosques have been built in Kogalym and Ufa.

The Company also helps Russian Orthodox Church institutions outside Russia (in Odessa, Baku, New York and Vienna).

[illegible]

The Company accords special attention to oilmen and women who are veterans of the Great Patriotic War (World War II) and veterans of the home front.

LUKOIL also provides financial assistance to disabled people, helping them to earn a living and thus to feel a part of society. Initiatives by LUKOIL include equipment of a garment-making workshop for invalid workers in Uray.

Support for Northern Peoples

Operations by Group companies in Siberia and the Far North of Russia can have significant impact on the living conditions of small indigenous peoples. Changes in the traditional way of life of these peoples can lead to economic and social problems. LUKOIL's policy is to shift gradually from charity provision to economic partnership with indigenous populations.

The Company designs and implements special programs of cooperation with owners of ancestral lands. LUKOIL-Western Siberia has made commitments to provide assistance in Khanty-Mansiysk Autonomous District, including construction of cottages and provision of other accommodation, as well as offering financial compensation for use of land.

Sport

Company priorities in physical education and sport are fitness of Company employees and their families, development of mass sports, support for Russian sport professionals, who wear the Company colors, and assistance in development of children's sport in Russia.

The Company holds large-scale international amateur sports competitions to help encourage employee involvement in sport. The third such competition was held in Kaliningrad in June 2005.

LUKOIL is a keen supporter of the Russian Olympic Movement, and in 2005 the Company was one of the founders of the Fund for Support of Russian Olympic Sport. The Company has also restarted its financing for the Russian ski racing team in order to improve the team's readiness for the Winter Olympics. LUKOIL became general sponsor of the national ski racing team in 2006.

The Company continues to support other leading Russian sports teams, including Spartak Football Club, LUKOIL-Spartak (the Volgograd water-polo team), LUKOIL-Dinamo (the Astrakhan handball team, which was the runner-up in the 2005 Russian championship).

As well as helping sportsmen, the Company uses sports events as a testing ground to show how its products perform in the toughest conditions. In 2005 the LUKOIL-Bashkiria motorbike team won the Russian speedway championship using LUKOIL lubricants. Also in 2005 the LUKOIL-Racing Team became Russian champions in Formula 1600, Honda Civic and Formula Rus classes.

LUKOIL continues to back one of the biggest children's sport organizations in Russia, the Children's Football League. About 250 teams and more than 5,000 young footballers from all over Russia take part in League competitions every year.




LUKOIL

CORPORATE GOVERNANCE



The Company views corporate governance first and foremost as an instrument for protecting and observing the interests of its shareholders. Efficient corporate governance is a decisive factor for increasing competitiveness of LUKOIL Group. Company development is impossible without a properly functioning structure, which defines the relationship between the Board of Directors, Management Committee and shareholders, and without investor confidence that their money is being wisely used by the Company and is thus contributing to growth of its capitalization.

The LUKOIL system of corporate governance aims to create and maintain secure relations of trust with the investor and shareholder community, thus supporting further increase of the Company's attractiveness for investors.



LUKOIL follows internationally accepted standards of information disclosure, observes the main points of recommendations by the Russian Federal Service for Financial Markets, and submits to requirements of the London Stock Exchange. In 2005 LUKOIL published quarterly US GAAP accounts and management's discussion and analysis of financial condition and results of operations. The Company also published its annual Analyst DataBook with detailed financial and operating information for the last five years, and produced its first Report on Sustainable Development in the Russian Federation.

Company management is always open to dialog with investors, as shown by regular meetings of top managers with investors and shareholders, organization of visits to production areas for representatives of the investment community, and holding of conference calls and internet broadcasts on the occasion of financial information disclosure and presentation of other important Company events.

In 2005 Standard & Poor's once again designated LUKOIL as the leading Russian oil company for informational transparency. LUKOIL achieved a score of 68% (for comparison, the average score by UK companies is 71%).

DIVIDENDS

LUKOIL bases its dividend policy on a balance of interests between the Company and its shareholders, aiming to increase the Company's investment attractiveness and capitalization, and to respect and strictly observe the rights of shareholders, as set out in acting legislation of the Russian Federation, the Company Charter and its internal documents.

In making per share dividend recommendations to the AGM the Board of Directors treats as axiomatic that dividend payment should not be less than 15% of net profit under consolidated US GAAP.

Dividends Paid for the Previous Year, $ million


800
600
400
200
0
244
423
467
661
746
2001
2002
2003
2004
2005

The Company has steadily increased dividend payments. Dividends for 2005 recommended by the BoD for approval at the AGM on 28 June, 2006, are 33 roubles ($1.20) per common share, which is 17.9% more than for 2004. Dividend yield is 1.3%. Factual dividend payouts by LUKOIL in 2005 were $746 million, representing 17.6% of consolidated net profit for 2004 under US GAAP. Income per common share rose by 52.1% in 2005 to $7.91, compared with $5.20 in 2004.

Year	Par value of shares	Common share dividend, roubles	Preferred share dividend, roubles
1999	0.025	3.00	17.45
2000	0.025	8.00	59.16
2001	0.025	15.00	–
2002	0.025	19.50	–
2003	0.025	24.00	–
2004	0.025	28.00	–
2005*	0.025	33.00	–

** Dividends recommended by the LUKOIL BoD for approval at the Company AGM on 28 June, 2006.*

THE MARKET FOR COMPANY SECURITIES

Record Growth of Capitalization

Growth of Company capitalization set a new record in 2005. The price of LUKOIL shares on the RTS Exchange grew by 95.7% compared with 83.3% rise by the RTS Index and 25.1% rise of the Bloomberg Oils Index, which measures capitalization of major international oil companies. The market thus continued to value the Company above Index levels, proving major growth of LUKOIL investment attractiveness.

The rapid growth of LUKOIL capitalization was due to a number of factors. External factors included: high prices for oil and petroleum products on world markets; rise of investor interest in emerging markets and Russia's relatively favourable macroeconomic situation. However, internal factors had an equally important role in growth of the Company's shareholder value. Internal factors included: increase of efficiency in all business segments; growth of operating indicators; improvement of corporate governance; and increase of financial and informational transparency. Increase of the Company share price was helped by demand for shares from LUKOIL's strategic partner, ConocoPhillips, which raised its stake in LUKOIL capital from 10% to 16.1% in the course of the year.

During the reporting year the Company's shares were traded inside Russia on the MICEX Exchange and the RTS Exchanges. Programs of American and Global Depositary Receipts (ADRs and GDRs) on Company shares continued to operate through 2005. The depositary receipts were traded on the US over-the-counter market and on stock exchanges in London, Berlin, Frankfurt, Munich and Stuttgart.

The Company was the leader by trading volumes in 2005 among foreign companies, ADRs of which are bought and sold via the LSE's IOB system (the main LSE market for trading liquid overseas securities). The Company's share in average monthly trading of overseas stocks in the IOB system was nearly 25%. Average monthly trading volume in LUKOIL securities on the LSE rose by nearly 50% to $2.7 billion compared with $1.8 billion in 2004.

In May 2005 the ratio of underlying Company shares to ADRs in the two most liquid depositary receipt programs was changed from one receipt per four common shares to one receipt per one common share. The main point of the change was to increase liquidity and attractiveness of depositary receipts for all categories of investors.

Monthly Trading in LUKOIL Shares and Depositary Receipts, $ million


12,000
10,000
8,000
6,000
4,000
2,000
0
01.05
02.05
03.05
04.05
05.05
06.05
07.05
08.05
09.05
10.05
11.05
12.05
MICEX
RTS
LSE
FSE
US OTC

Total depositary receipts issued on LUKOIL common shares at the end of 2005 were equivalent to 547 million shares (64.3% of authorized capital).

Increase of Company efficiency and improvement of its corporate governance led to steady growth of investor interest in LUKOIL securities through 2005. Turnover of shares and ADRs in the fourth quarter of 2005 on main trading floors (the MICEX and the LSE) was $19.47 billion, which is 130% more

LUKOIL Share Price on the RTS Exchange (2005), $


65
60
55
50
45
40
35
30
25
20
+95.7%
01/01/05
03/01/05
05/01/05
07/01/05
09/01/05
11/01/05
12/31/05

LUKOIL Share Price and RTS Index (2004–2005), %


290
240
190
140
90
01/01/04
05/01/04
09/01/04
01/01/05
05/01/05
09/01/05
12/31/05
RTS
LUKOIL

LUKOIL Share Price, Bloomberg Oils Index and RTS Index (2005), %


210
190
170
150
130
110
90
01/01/05
03/01/05
05/01/05
07/01/05
09/01/05
11/01/05
12/31/05
RTS
LUKOIL
Bloomberg Oils

than in the first quarter of the year. The rise was not only due to growth in market value of Company shares, but also to increase in the number of shares traded. It should be noted that the volume of LUKOIL securities trading, measured in numbers of shares and ADRs, was 116% greater in the fourth quarter than in the first quarter on the MICEX (which trades shares), but 13% less on the LSE (which trades ADRs).

Main Lukoil shareholders (stakes larger than 1%)

	Number of shares on 1 January, 2005	% of total shares on 1 January, 2005	Number of shares on 1 January, 2006	% of total shares on 1 January, 2006
ING Bank (Eurasia)*, of which:	535,975,699	63.01%	552,427,066	64.95%
Capital Group**	26,025,136	3.06%	12,662,836	1.49%
Springtime Holdings Limited	20,328,000	2.39%	72,122,000	8.48%
SDK Garant*	87,986,591	10.34%	83,105,166	9.77%
DK URALSIB*	69,560,926	8.18%	74,802,000	8.79%
KB Citibank*, of which:	66,322,006	7.80%	68,313,541	8.03%
Springtime Holdings Limited	64,638,729	7.60%	64,638,729	7.60%
National Depository Center*	22,056,584	2.59%	14,736,859	1.73%
Depository-Clearing Company*	17,982,613	2.11%	19,159,472	2.25%

** Nominee*

***Data pursuant to SEC forms N-CSR and N-Q and also based on information published by Fund companies*

BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE

Board of Directors

Valery Grayfer

Chairman of the LUKOIL Board of Directors,
CEO of RITEK
Born 1929

Graduated in 1952 from Moscow's Gubkin Oil Institute. Doctoral Candidate in Technical Sciences. Awarded five orders, four medals, and a diploma of the Supreme Soviet of the Tatar ASSR. Deputy to the USSR Oil Industry Minister from 1985, Head of the Tyumen Main Office for the Oil & Gas Industry. From 1992, CEO of the Russian Innovative Fuel and Energy Company (RITEK). Chairman of the Board of Directors of LUKOIL from 2000.

Professor of the Gubkin Russian State Oil & Gas University, Lenin Prize Winner and Russian Government Prize Winner.

Vagit Alekperov

Chairman of the LUKOIL Management Committee
President of LUKOIL
Born 1950

Graduated in 1974 from the Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics, current Member of the Russian Academy of Natural Sciences. Awarded four orders and eight medals. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 CEO of Kogalymneftegaz (oil production company), a division of Glavtyumenneftegaz within the Ministry of the Oil & Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil & Gas Industry Minister. From 1992 to 1993 President of Langepasuraykogalymneft (oil production group). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993.

Mikhail Berezhnoi

President of Non-state Pension Fund LUKOIL-Garant
Member of the LUKOIL BoD Committee on Audit
Born 1945

Graduated in 1974 from the Saratov Institute of Law. Doctoral Candidate in Philosophy. CEO of the Non-state pension fund LUKOIL-Garant from 1994.

Oleg Kutafin

Independent Director
Rector of the Moscow State Law Academy
Chairman of the LUKOIL BoD Committee on Audit
Born 1937

Graduated in 1959 from Moscow State University. Professor and Doctor of Law. Member of the Russian Academy of Science. Rector of Moscow State Academy of Law from 1987. Chairman of the Russian Presidential Commission on Nationality. Honored 'For Service to Russia' order (2nd, 3d and 4th grades), and awarded 10 medals.

Ravil Maganov

First Vice-President of LUKOIL (Exploration & Production)
Member of the LUKOIL BoD Committee on Strategy and Investment
Born 1954

Graduated in 1977 from Moscow's Gubkin Oil & Gas Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and three medals. Chief Engineer, Deputy CEO, CEO of Langepasneftegaz (oil production company) from 1988 to 1993. Vice-President of LUKOIL from 1993 to 1994. First Vice-President of LUKOIL from 1994.

Richard Matzke

Independent Director
Chairman of the LUKOIL BoD Committee on Strategy and Investment
Born 1937

Graduated from Iowa State University (1959), Pennsylvania State University (1961), and St. Mary's College in California (1977). Master of Geology, MBA. President of Chevron Overseas Petroleum and Member of the Board of Directors of Chevron Corporation from 1989 to 1999. Vice-Chairman of Chevron Corporation and Chevron-Texaco Corporation from 2000 until 2002.

Kevin Meyers

Russia/Caspian Regional President of ConocoPhillips
Member of the LUKOIL BoD Committee on Strategy and Investment
Born 1953

Graduated in 1975 from Capital University with a Bachelor's Degree in Chemistry and Mathematics, and in 1980 from the Massachusetts Institute of Technology. Doctorate in Chemical Engineering. President of Arco Alaska from 1998. President of ConocoPhillips Alaska from 2000. Russia/Caspian Region President of ConocoPhillips from November 2004 to the present.

Sergei Mikhailov

Independent Director
Chairman of the BoD of Management-Center
CEO of the company Management-Consulting
Member of the LUKOIL BoD Committee on Audit
Member of the LUKOIL BoD Committee on Personnel and Remuneration
Born in 1957

Graduated in 1979 from Dzerzhinsky Military Academy, in 1981 from the Moscow Aviation Institute (Further Qualification Faculty), in 1998 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Technical Sciences, Doctor of Economic Sciences, Professor. Awarded four medals. 1974–1992, service in armed forces. Head of Department, Deputy Chairman of the Russian Federal Property Fund from 1992 to 1996. Head of Restructuring and Investment Department of Ministry of Industry in 1996–1997. CEO of Management Center (management company) from 1997 to 2003. Chairman of the BoD of Management-Center, CEO of the company Management-Consulting from 2003.

Igor Sherkunov

Chairman of the Board of Directors of Capital Investment Group
Member of the LUKOIL BoD Committee on Strategy and Investment
Born 1963

Graduated in 1985 from the Moscow Finance Institute, and in 1993 from the All-Union Academy of Foreign Trade. Vice-President of LUKOIL Insurance Company from 1993 to 1996. CEO of LUKOIL-Reserve-Invest from 1996 to 2002. Chairman of the Board of Directors of Capital Investment Group from 2003.

Alexander Shokhin

Independent Director
President of the Russian Union of Industrialists and Entrepreneurs (Employers)
Chairman of the Coordination Council of Russian Entrepreneur Unions
President of the State University-Higher School of Economics
Chairman of the Supervisory Council of Renaissance Capital Investment Group
Member of the Social Chamber of the Russian Federation
Member of the Inter-departmental Commission of the Security Council of the Russian Federation
Member of the Competitiveness and Enterprise Council of the Russian Federal Government
Member of the Government Consultative Council for Foreign Investments in Russia
Member of the Government Commission for Administrative Reform
Member of the Presidential Council for Realization of Priority National Projects
Chairman of the LUKOIL BoD Committee on Personnel and Remuneration
Born 1951

Graduated from Moscow State University in 1974, Doctor of Economic Science, Professor, Member of the Russian Academy of Natural Sciences. Awarded the Order of Honor and a Medal on the occasion of the 850th anniversary of the founding of Moscow. Began working career in 1969. Deputy Chairman of the Government of the Russian Federation, Minister of the Economy, Minister for Labor and Employment (1991–1994). Deputy of the State Duma of the Russian Federation (1994–2002). First Deputy Chairman of the State Duma of the Russian Federation (1996–1997). Chairman of Duma Fraction 'Our Home is Russia' (1997–1998). Deputy Chairman of the Russian Government in 1998. Chairman of the Supervisory Council of Renaissance Capital Investment Group (2002 to present). Chairman of the Coordination Council of Russian Entrepreneur Unions (from 2004). Currently Chairman of the Coordination Council of the Russian Union of Industrialists and Entrepreneurs (Employers).

Nikolai Tsvetkov

Executive Chairman of URALSIB
Member of the LUKOIL BoD Committee on Personnel and Remuneration
Born 1960

Graduated in 1980 from Dzerzhinsky Military Aviation Engineering School in Tambov, in 1988 from the Zhukovsky Air Force Academy and in 1996 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Economics. President of NIKoil Oil Investment Company, Executive Director of LUKOIL's Securities Department, Vice-President of LUKOIL from 1994 to 1997. President of NIKoil investment bank from 1998 to 2003. Chairman of AVTOBANK-NIKOIL bank from 2003 to 2005. Executive Chairman of URALSIB from 2005 to the present.

LUKOIL Management Committee

Vagit Alekperov

Chairman of the LUKOIL Management Committee
President of LUKOIL
Born 1950

Graduated in 1974 from the Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics, current Member of the Russian Academy of Natural Sciences. Awarded four orders and eight medals. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 CEO of Kogalymneftegaz (oil production company), a division of Glavtyumenneftegaz within the Ministry of the Oil & Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil & Gas Industry Minister. From 1992 to 1993 President of Langepasuraykogalymneft (oil production group). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993.

Anatoly Barkov

Vice-President, Head of the Main Division of General Affairs, Corporate Security and Communications
Born 1948

Graduated in 1992 from Ufa Oil Institute. Honored Employee of the Oil & Gas Industry of the Russian Federation. Awarded ten medals. Head of Operations, Head of Oil & Gas Production, Senior Engineer at Kogalymneftegaz from 1987 to 1992. Executive Director, then Director of the Department of Foreign Projects at Langepasuraykogalymneft in 1992–1993. Vice-President of LUKOIL and Head of the Main Division of General Affairs, Corporate Security and Communications from 1993.

Jevan Cheloyants

Vice-President, Head of the Main Division of Oil and Gas Production and Infrastructure
Born 1959

Graduated in 1981 from Grozny Oil Institute. Honored Employee of the Oil & Gas Industry. Awarded four medals. Section Head, then Deputy CEO for Foreign Economic Affairs of Langepasneftegaz from 1990 to 1993. Vice-President of LUKOIL for Foreign Market Trading from 1993 to 1995. Vice-President of LUKOIL and Head of the Main Department for Maritime and Foreign Projects from 1995 to 2001. Vice-President, Head of the Main Division of Oil & Gas Production and Infrastructure from 2001.

Leonid Fedun

Vice-President of LUKOIL, Head of Main Division of Strategic Development and Investment Analysis
Born 1956

Graduated in 1977 from Rostov Nedelin Higher Military School. Doctoral Candidate in Philosophy. Awarded seven medals. CEO of LUKOIL Consulting from 1993 to 1994. Vice-President of LUKOIL and Head of Strategic Develpoment and Investment Analysis from 1994.

Evgueny Havkin

Secretary of the Board of Directors, Head of the BoD Office
Born 1964

Graduated in 2003 from Moscow Institute of Economy, Management and Law. Awarded two medals. Worked in oil companies in West Siberia from 1988. Deputy Head of the BoD Office, First Deputy Head of the BoD Office of LUKOIL from 1997 to 2003. BoD Secretary, Head of the BoD Office of LUKOIL from 2003.

Lyubov Khoba

Chief Accountant
Born 1957

Graduated in 1992 from the Sverdlov Institute of National Economy. Doctoral Candidate of Economic Science. Honored Economist of the Russian Federation. Awarded two medals. Senior Accountant at Kogalymneftegaz from 1991 to 1993. Senior Accountant at LUKOIL from 1993 to 2000. Vice-President of LUKOIL, Head of Financial Accounting from 2000 to 2003. Senior Accountant and Vice-President of LUKOIL from 2003 to 2004. Chief Accountant of LUKOIL from 2004.

Sergey Kukura

First Vice-President for Economics and Finance
Born 1953

Graduated in 1979 from the Ivano-Frankov Institute of Oil & Gas. Doctor of Economic Science. Honored Economist of the Russian Federation. Awarded an order and five medals. Vice-President of Langepasuraykogalymneft from 1992 to 1993. First Vice-President of LUKOIL from 1993.

Ravil Maganov

First Vice-President for Exploration & Production
Born 1954

Graduated in 1977 from Moscow's Gubkin Oil & Gas Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and three medals. Chief Engineer, Deputy CEO, CEO of Langepasneftegaz (oil production company) from 1988 to 1993. Vice-President of LUKOIL from 1993 to 1994. First Vice-President of LUKOIL from 1994.

Ivan Masliaev

Head of the Main Division of Legal Support
Born 1958

Graduated in 1980 from Moscow State University. Doctoral Candidate in Law. Awarded three medals. Head of the Legal Department of Langepasuraykogalymneft from 1992 to 1994. Head of the LUKOIL Legal Department from 1994 to 1999. Head of the Main Division of Legal Support at LUKOIL since 2000.

Alexander Matytsyn

Vice-President, Head of the Main Division of Treasury and Corporate Financing
Born 1961

Graduated in 1984 from Moscow State University. Doctoral Candidate in Economic Science. Awarded two medals. Senior Consultant on Tax at KPMG-Revikonsult in 1993–1994. CEO of KPMG in 1994–1997. Vice-President, Head of the Main Division of Treasury and Corporate Finance at LUKOIL from 1997.

Anatoly Moskalenko

Head of the Main Division of Human Resources
Born 1959

Graduated in 1980 from Moscow Higher School of the Armed Forces, from the Military-Diplomatic Academy in 1987, and from the Russian Presidential Civil Service Academy in 2005. Awarded four orders and 20 medals. Served in the Armed Forces from 1976 to 2001. Head of Human Resources Department of LUKOIL from 2001 to 2003. Head of the Main Division of Human Resources at LUKOIL from 2003.

Vladimir Nekrasov

First Vice-President of LUKOIL for Refining & Marketing
Born 1957

Graduated in 1978 from Tyumen Industrial Institute. Doctoral Candidate in Technical Science, Member of the Academy of Mining Sciences. Awarded an order and three medals. Chief Engineer, CEO of LUKOIL's Kogalymneftegaz from 1992 to 1999. Vice-President of LUKOIL and CEO of LUKOIL-West Siberia from 1999 to 2005. First Vice-President of LUKOIL since 2005.

Vagit Sharifov

Vice-President, Head of the Main Division of Control and Internal Audit
Born 1945

Graduated in 1968 from Azerbaijan's Azizbekov Institute of Oil and Gas. Doctor of Economics. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two orders and six medals. Senior Engineer, CEO of Volgogradnefteprodukt, and LUKOIL-Volgogradnefteprodukt from 1985 to 1994. CEO of the regional branch of LUKOIL Finance in 1994–1995. CEO of LUKOIL regional office in Volgograd in 1995–1996. Vice-President of LUKOIL for Petroleum Product Marketing from 1996. Vice-President, Head of the Main Division of Control and Internal Audit from 2002.

BoD Committees

Strategy and Investment Committee

The purpose of this Committee is to make proposals to the BoD concerning:

- design of strategic goals for Company development
- analysis of strategic development concepts, programs and plans
- dividend amounts and procedure for dividend payment
- distribution of Company profit and loss for the financial year

The Committee consists of Richard Matzke (Chairman), Kevin Meyers, Ravil Maganov and Igor Sherkunov.

Audit Committee

The purpose of this Committee is to make proposals to the BoD concerning:

- assessment of quality of services provided by the auditor, and observance by the auditor of auditing independence
- selection and assessment of performance by the auditor

The Committee consists of Oleg Kutafin (Chairman), Mikhail Berezhnoi and Sergei Mikhailov.

Personnel and Remuneration Committee

The purpose of this Committee is to make proposals to the Board concerning:

- design of corporate personnel policy
- policy and standards in selection of candidates to management positions in the Company, emphasizing importance of appointing the most highly qualified specialists

The Committee consists of Alexander Shokhin (Chairman), Sergei Mikhailov and Nikolai Tsvetkov.

Shares of BoD and Management Committee members in Charter Capital, as of 31 December, 2005

Members of the BoD and Management Committee	Stake, %
Vagit Alekperov	3.56*
Mikhail Berezhnoi	0.005
Valery Grayfer	0.005
Oleg Kutafin	–
Ravil Maganov	0.5
Richard Matzke	–
Keven Meyers	–
Sergei Mikhailov	0.003
Igor Sherkunov	0.04
Alexander Shokhin	–
Nikolai Tsvetkov	0.32
Anatoly Barkov	0.08
Jevan Cheloyants	0.1
Leonid Fedun	2.79*
Evgueny Havkin	0.01
Lyubov Khoba	0.34
Sergei Kukura	0.39
Ivan Masliaev	0.02
Alexander Matytsyn	0.3
Anatoly Moskalenko	0.01
Vladimir Nekrasov	0.04
Vagit Sharifov	0.02

* *including beneficial interest in Capital Investment Group*

Share stakes of BoD and Management Committee members are shown in accordance with Russian legislative requirements for disclosure of such information, including shares held directly by Board/Management Committee members, and those held by nominee investors in their names. It should be noted that stakes in share capital may be calculated differently under the laws of other countries. In particular the stakes shown in the table above do not correspond to the stakes which were shown under listing rules of the UK Listing Authority when the Company obtained a listing on the London Stock Exchange.

Remuneration paid to Management Committee and BoD members*

	Paid in 2005, thousand roubles				
	Remuneration	Salary	Bonuses	Other payments	Total
BoD	47,243**	–	–	5,746	52,989
Management Committee	–	313,513	153,057	13,740	480,310

* *In the case of BoD members who are also members of the Management Committee, remuneration received for BoD membership is reflected only in the 'BoD' line, and salaries, bonuses and other payments are reflected only in the 'Management Committee' line.*

** *The sum includes remuneration to Keven Meyers, which he refused and which was added to Company income*

The general meeting of shareholders on 24 June, 2004 decided to set remuneration for newly elected Board directors at $125,000*. There are additional remunerations for carrying out the functions of Chairman of the Board of Directors, Chairman of a Board Committee, as well as some other remunerations.

The decision of the AGM on 24 June, 2004, concerning size of remuneration and types of expenses, which are recompensed to LUKOIL BoD members, remains valid until cancellation or change by a general meeting of LUKOIL shareholders.

The general meeting of shareholders on 28 June, 2005, decided to keep the level of remuneration to members of the BoD and Audit Commission, which was decided by the LUKOIL AGM on 24 June, 2004.

The BoD on 19 July, 2005, determined main conditions of contracts with members of the Management Committee. These conditions envisage remuneration for members of the Management Company equal to their basic monthly salary. This payment is subject to achievement of key corporate targets in the reporting period.

CORPORATE GOVERNANCE AND INFORMATIONAL OPENNESS

Corporate Governance

LUKOIL's system of corporate governance is based on respect for the rights and lawful interests of all categories of owners and shareholders. Its purposes are to reduce investment risk, make the Company more attractive for investment, reduce costs of own and borrowed capital, and increase value of the Company.

Informational Openness

Since receiving a full listing on the London Stock Exchange in 2002 the Company has set up and successfully operates a system of corporate information disclosure for the investment community. The Company's policy of informational openness and quality of information disclosure fully comply with internationally accepted standards and with standards of the LSE.

LUKOIL's information policy includes:

- publication of quarterly audited financial accounts under US GAAP;
- annual disclosure of the results of international audits of Company hydrocarbon reserves;
- conference calls and internet broadcasts for the investment community following publication of financial results and other important corporate events;
- organization of trips for representatives of the investment community to regions where the Company has industrial activities;

* The remuneration is calculated using the rouble equivalent of $1 at the Russian Central Bank exchange rate on the date of the AGM, at which payment of the remuneration is decided.

- regular meetings with investors and shareholders;
- annual publication of the Company's Analyst DataBook, containing detailed industrial and financial statistics;
- publication every two years of a Company Report on Sustainable Development in the Russian Federation.

History of LUKOIL Corporate Governance Development


Creation of LUKOIL
Appointment of external auditor (KPMG) and legal consultant (Akin Gump)
Transfer of all subsidiaries to a single share;
first general meeting of shareholders; LUKOIL becomes
first Russian company with a major foreign strategic partner, US ARCO
LUKOIL carries out first-ever issue of American depositary
receipts (ADRs) by a Russian oil company
First annual reserve audit by Miller and Lents
Financial reporting in accordance with US GAAP
1993
1994
1995
1996
1997
1998
2001
2002
2003
2004
2005
Quarterly financial reporting in accordance with US GAAP;
creation of Internal Audit Division;
exchange of preferred shares for common shares (1:1 ratio)
Full secondary listing on the London Stock Exchange;
start of restructuring program;
three independent BoD directors, representing minority shareholders
Creation of Committees for Strategy and Investment,
Audit, and Personnel and Remuneration;
launch of share incentive scheme for top management
Successful completion of Company privatization;
ConocoPhillips acquires 10% of LUKOIL and the two Companies create a strategic alliance
A representative of ConocoPhillips joins LUKOIL BoD;
LUKOIL and ConocoPhillips start a management exchange program;
changes are made to the Company Charter, significantly extending rights of minority shareholders

Internal Control and Audit

A system of control and internal audit is an inseparable part of corporate governance, guaranteeing efficiency of Company operations and defence of shareholder and investor interests.

There were 31 control and internal audit checks inside organizations and structural subdivisions of LUKOIL Group during 2005, spread over all business segments. Their purpose is to find out whether the Group's organizations and structural subdivisions comply with legal requirements, rules in force within the Group and its organizations, and international norms and standards.

The main tasks of the checks are:

- analysis of efficiency, including investment efficiency, of LUKOIL Group organizations;

- ongoing quality monitoring of implementation of internal audit recommendations and compliance with Company management decisions, which followed previous control and audit checks;

- discovering existing risks and preparing recommendations for reducing them, improving the risk management system;

- assessing measures by management of subsidiaries and structural subdivisions of the Company to ensure stable and efficient functioning of various components of the internal control system;

- assessing whether organization and conduct of financial accounting helps to make operating and financial control more efficient, contributes to further growth of shareholder value and protects shareholder interests.

There was further monitoring of observance within the Company of the Procedure for Decision-Making on Participation in Other Organisations, a document approved by the Management Committee in 2003. A total of 56 relevant deals were considered in 2005, of which 37 were approved.

The Company has continued work on improvement of its control and internal audit methods. In 2005 internal standards were designed and approved for conduct of control and audit checks of operating activities by LUKOIL Group organizations in the Exploration & Production and Refining & Marketing segments.

Overall, the Company has created and successfully operates a system of internal control, which ensures that the Company's management obtains accurate and objective information on activity of LUKOIL organizations and structural subdivisions.

LUKOIL IN THE CASPIAN REGION

In 2005 LUKOIL marked the 10th anniversary of its business in the Caspian region. In that time LUKOIL has achieved major successes and built a strong strategic position in one of the world's most promising oil & gas regions, importance of which for the global economy will steadily grow.

Fields on the Caspian Sea shelf and adjacent fields on land territory of the littoral states are very rich in hydrocarbon reserves. Expert estimates put potential hydrocarbon reserves in the Caspian region between 20 and 45 billion tonnes of reference fuel. The region currently accounts for 3.4% of global hydrocarbon production and the share will grow steadily as new projects come on stream. The Caspian is conveniently located to supply its hydrocarbons both to Europe and to the Asia-Pacific and US markets. Ongoing development of transport infrastructure in the region helps to increase its significance for the world hydrocarbon market.

Nearly all of the major international oil companies (ExxonMobil, BP, ConocoPhillips, Chevron, Shell, Norsk Hydro, Total, ENI, etc.) are working along with LUKOIL in the Caspian region.




АСТРА

Projects of LUKOIL Group in the Caspian Region


Karachaganak
Aktyubinsk
ASTANA
Karaganda
Volgograd
Alibekmola
Kumkol
Kozhasai
LUKOIL-Nizhnevolzhskneft
Atyrau
Astrakhan
CPC
Arman
Tengiz
Dostyk
Karakuduk
Novorossiysk
Northern Caspian fields
North Buzachi
D-222
Shimkent
Shakh Deniz

Estimates of Resource Potential in the Caspian Region, billion tonnes of reference fuel

Russian Industry and Energy Ministry	22
US Department of Energy	27–30
International Institute of Strategic Studies (London)	45

LUKOIL is carrying out exploration work and production of oil & gas both on the Caspian Sea shelf and at onshore fields in the littoral states. During the last 5 years of work in the Caspian region LUKOIL has invested about $1.4 billion in development of its resource base, and more than $2 billion in acquisition of producing assets. Proved, probable and possible reserves of LUKOIL in the Caspian region at the end of 2005 were 8.47 billion boe (21.8% of Group reserves). Daily production in 2005 was 178,000 boe, representing 9.2% of total production by the Group.





THE CASPIAN SEA

The Caspian littoral states (Russia, Azerbaijan, Iran, Kazakhstan and Turkmenistan) are gradually resolving issues connected with the legal status of the Caspian and rights to use of its resources. Although it has not yet been possible to reach universal agreement, major steps towards such agreement have been taken. On the basis of bilateral agreements (Russia–Azerbaijan and Russia—Kazakhstan) and a trilateral agreement (Russia–Azerbaijan–Kazakhstan in May 2003) the northern part of the Caspian Sea, which occupies 64% of its total area and where the biggest hydrocarbon fields and the main international projects are located, was divided into three parts. As a result Kazakhstan took 27% of the total area of the Caspian Sea, Russia took 19% and Azerbaijan took 18%. A further step was taken in January 2005 when the Presidents of Russia and Kazakhstan signed an agreement on the Russian–Kazakh state border, finalizing agreement on the demarcation line between the states in land and sea parts of the Caspian region.

LUKOIL is carrying out work in the Russian sector of the Caspian Sea as well as in the Kazakh and Azerbaijani sectors. In the Russian sector, LUKOIL is working independently at the North-East, North, Central-Caspian and Yalama-Samursky license areas. The Company is also working jointly with Gazprom and KazMunaiGaz at the Central area (LUKOIL has 25% interest in the project, Gazprom also has 25%, and KazMunaiGaz has 50% interest). LUKOIL is working with Gazprom and YUKOS at the North-Caspian area.

The large amounts of time, effort and money which LUKOIL has invested in development of its resource base in the Northern Caspian have been rewarded. Geological exploration work carried out by the Group in the Russian sector of the Sea in 1995–2004 led to discovery of five large fields: Khvalynskoye (2000); Yu. Korchagin (2000); 170th Kilometer (2001); Rakushechnoye (2001) and Sarmatskoye (2002). Use of the latest technologies has enabled unprecedented levels of exploration efficiency by Russian standards: efficiency of exploration drilling has exceeded 15,000 tonnes of reference fuel per meter drilled (12 times higher than the Company average), and the success rate of prospecting and exploration drilling has been 100%, i.e. each field was discovered by the first prospecting well, which was drilled. At the same time the cost of one reference tonne reserve addition was more than ten times lower than that of major international oil companies.

The history of LUKOIL success in the Northern Caspian was continued in November 2005, when the Company discovered a new oil and gas condensate field – the V. Filanovsky field. Provisional assessments suggest that the field is the biggest in the region. The discovery well gave flows of light, water-free oil at a daily rate of 6,400 barrels, which is unusually high for Russia and comparable with rates in the Middle East. Probable and possible reserves at the new field are estimated at 600 million barrels of oil and 985 trillion cubic feet of gas. These reserves will be upgraded to 'proved' category after supplementary exploration, preparation and confirmation of project documents for development and construction of the field.

LUKOIL 3P Reserves Structure
in the Northern Caspian, as of January 1, 2006


Sarmatskoye 14.7%
V. Filanovsky 18.9%
170th Kilometer 4.4%
Rakushechnoye 15.1%
Yu. Korchagin 14.2%
Khvalynskoye 32.7%

Fields and license areas of LUKOIL Group in the Northern Caspian


Rakushechnoye
100%
V. Filanovsky
100%
Yu. Korchagin
100%
Yalama-Samur
100%
Sarmatskoye
100%
Khvalynskoye
50%
170th Kilometer
100%
Tsentralnoye
25%

The new field is the first predominantly oil field at LUKOIL's license areas in the Northern Caspian. Oil represents 78% of total reserves, whereas all other fields, which the Company has discovered in the Caspian, contain mainly gas. Oil at the Filanovsky field is of remarkably high quality, with density of 44 API and 0.1% sulphur content. Because of this the oil is expected to have a price premium of $1.5 per barrel to Brent.

Oil production potential at the Filanovsky field exceeds that at previously discovered Caspian fields, and it is the largest field discovered in Russia in the last 10 years. Preliminary calculations suggest that peak annual production at the field will be over 5 million tonnes, which will enable LUKOIL to significantly improve profitability margins of the high-cost Caspian business.

During 10 years of work in the Russian sector of the Caspian Sea LUKOIL has drilled 9 wells, and total estimated hydrocarbon discoveries in all categories (proved, probable and possible) are 4.0 billion boe. During the last five years LUKOIL has spent $200 million on resource base development in the Russian sector of the Caspian Sea.

LUKOIL is currently carrying out supplementary exploration and production preparations at fields in the Northern Caspian. In 2005 the Astrakhan Shipbuilding Company continued work on an ice-resistant stationary platform for use by LUKOIL on the Caspian Sea shelf. According to the schedule, the platform should be ready for towing out to sea in August 2008 and production at the Yu. Korchagin field will begin in the fourth quarter of the same year.

That will mark the start of commercial oil & gas production at LUKOIL fields in the Northern Caspian. Other fields will be brought on stream one by one, and daily hydrocarbon production at fields in the Russian sector of the Caspian Sea should be in excess of 450,000 boe by 2015.

The Caspian Sea has a high level of ecological sensitivity. LUKOIL therefore pays huge attention to ecological aspects of its work in the Caspian and treats avoidance of environmental hazards as the basic principle of its strategy in the region.

In its Caspian Sea fields development LUKOIL complies with principles of the Tehran Convention for Protection of the Marine Environment of the Caspian Sea (2003). Before beginning work in the Caspian LUKOIL carried out all necessary studies and took account of all the environmental protection measures, which would be necessary, including compensation and socio-ecological aspects. The Company also devised technical and technological solutions for exploration work and drilling on a 'zero-discharge' basis.

In 2004 LUKOIL won a prize for its contribution to strengthening of ecological security and sustainable development in Russia at the National Ecology Awards based on the Company's project, entitled 'Geological exploration work and hydrocarbon field development in the preserved area of the Northern Caspian – ecologically efficient investments in sustainable development of the Lower Volga region'.

In addition to its work in the Russian sector of the Caspian, LUKOIL is also carrying out work in the Kazakh sector (the Tyub-Karagan and Atashsky projects) and the Azerbaijani sector (the D-222 and Shakh-Deniz projects).

LUKOIL entered the offshore projects, Tyub-Karagan and Atashsky, in 2004. The first exploration well at Tyub-Karagan, with depth of 2,500 meters, was drilled in 2005 following completion of 2D seismic work. However, the well was dismantled for geological reasons. 2D seismic work, geoelectrics and geological engineering studies continued in 2005 at the neighboring Atashsky field in preparation for drilling of the first exploration well. Both projects are being implemented jointly with the Kazakh national oil company KazMunaiGaz. Geological reserves at the license areas are estimated at 3.6 billion barrels of oil and 2.8 trillion cubic feet of gas.

The D-222 block in the Azerbaijani sector of the Caspian Sea is a continuation of the Yalama-Samursky license area in the Russian sector of the Sea. LUKOIL is carrying out geological exploration at the block jointly with the State Oil Company of Azerbaijan, which has 20% interest in the project. Drilling of a 4,500-meter exploration well was completed in 2005. The work, which was carried out on a 'zero-discharge' basis, found gas traces and provided unique geological information about sub-soil structures in the central part of the Caspian, where drilling had never previously been attempted. Commercial hydrocarbon res-





erves were not discovered. The well was dismantled for geological reasons and work began on drilling of a second well. Geological reserves at the block are currently estimated at 6.6 billion boe.

The LUKOIL Caspian offshore project, which is nearest to the production phase, is Shakh-Deniz. Work was completed in 2005 on construction of the production platform, underwater pipelines and the South Caucasus Export Gas Pipeline (Baku–Tbilisi–Erzerum). Production of gas and condensate will begin in the third quarter of 2006. Daily output at Shakh Deniz is expected to reach 360,000 boe by 2015. LUKOIL has a 10% interest in the project. Other participants are Total (10%), NICO (10%), State Oil Company of Azerbaijan (10%), TRAO (9%), Statoil (25.5%) and BP (25.5%, operator).

CASPIAN REGION

In its efforts to secure a leading position in the Caspian region, LUKOIL is pursuing on-shore exploration and field development projects on the territory of Caspian littoral states in addition to its projects on the Caspian Sea shelf.

LUKOIL has long-established production operations in the Lower Volga region, where it produces about 75,000 boe of hydrocarbons per day. The Company is working hard to expand its resource base in this region. In 2005 the Company acquired a controlling stake in Primorieneftegaz, the owner of licenses for geological study of the Poimenny license area, located 60 kilometers to the north of Astrakhan between the Volga and Akhtuba rivers. The promising Tsentralno-Astrakhanskoye field was discovered in this area in 2004 when a daily flow of 9.2 million cubic feet of gas and 700 barrels of condensate was obtained from a borehole at depth of 4,188 meters. The Tsentralno-Astrakhanskoye field is remarkable for the unique composition of its formation fluids and abnormally high strata pressure. Probable and possible reserves are nearly 1.2 billion barrels of condensate and 9.8 trillion cubic feet of gas. The field is geographically well-placed, because southern Russia is not rich in gas and because the trunk gas pipeline from Central Asia to Central Russia is only 300 kilometers away. Daily production at the Tsentralno-Astrakhanskoye field could exceed 400,000 boe.





LUKOIL is also implementing a number of projects in Kazakhstan (Karachaganak, Tengiz, Kumkol). The Group's share of daily production by these projects in 2005 was 96,000 boe, which is 4.9% of total production by the Group. All of these projects are moving ahead successfully.

Construction work and drilling of new wells was carried out at Kumkol in 2005. A total of 12 new wells with average daily production of 16.6 tonnes were brought on stream, and a project was drawn up for construction of a gas liquefaction facility with annual capacity of 300 million cubic meters.

A program of multilateral well drilling was completed at the giant Karachaganak field. Two multilateral wells were drilled, with average daily flow rates of 1,013.5 tonnes. Production of stable condensate reached the planned daily level of 153,000 barrels. A project was drawn up for construction of a 150-kilometer trunk gas pipeline from Karachaganak to Uralsk, in order to provide gas supply to all parts of Western Kazakhstan Region.

LUKOIL's acquisition in 2005 of the company Nelson Resources Limited was part of the Group's strategy of transformation into a global energy company, but it also had the specific aim of strengthening Group positions in the Caspian region. Nelson Resources is taking part in hydrocarbon production projects at a number of fields in the western part of Kazakhstan (Alibekmola, Kozhasai, Karakuduk, North Buzachi and Arman). Nelson is the joint operator in most of these projects. In addition the company has an option agreement at two exploration blocks in the Kazakh sector of the Caspian Sea (South Zhambai and South Zaburuniye).

Production by Nelson Resources Limited (share), million tonnes



2.0
1.5
1.0
0.5
0.0
0.875
1.222
1.608
2003
2004
2005

Proved reserves of Nelson Resources Limited at the end of 2005 were 172 million barrels. Average daily oil production in 2005 was 32,000 barrels or 1.8% of total LUKOIL production. Consolidation of Nelson Resources by LUKOIL began in mid-October 2005.

Assets of Nelson Resources Limited



Arman field
50%
Kazakhoil-Aktobe
(the Alibekmola
and Kozhasai fields)
50%
Karakuduk field
76%
North Buzachi
field
50%

The company's resource base has high levels of productivity, as confirmed by rapid production growth rates in recent years. According to forecasts, daily oil production by Nelson Resources will increase to 75,000 barrels by 2009.

Acquisition of Nelson Resources for $1,951 million (the company also had net debt of $60 million at the time of the acquisition) was the biggest deal in LUKOIL's history and enabled the Company to rise from 9th to 4th place among the biggest hydrocarbon producers in Kazakhstan.

TRANSPORT PROJECTS IN THE CASPIAN REGION

Company management is aware that LUKOIL's strategically important position in the Caspian region depends on development of transport infrastructure. LUKOIL is therefore taking an active part in transport projects, particularly that being implemented by the Caspian Pipeline Consortium (CPC).

The CPC is 1,510-kilometer oil pipeline linking the Tengiz field with South Ozereyevka sea terminal near Novorossiysk. The first framework agreement on construction of the CPC was signed in mid-1992 between Kazakhstan, Oman and Russia. The first phase of the pipeline with annual throughput capacity of 28.2 million tonnes was launched at the end of 2001. In October 2004 it was decided to increase the CPC capacity to 67 million tonnes by 2008. The first oil tanker, supplied via the CPC, was loaded with oil in October 2001.

LUKOIL's share of production at the Tengiz oil field has been transported via the CPC since its commissioning in 2001. In October 2003 LUKOIL and Petrokazakhstan completed construction of the Kumkol–Dzhusali pipeline, which enables deliveries of oil from the Kumkol field via the CPC (oil is transported to Dzhusali by pipeline and from there by railway to the CPC). In May 2004 the Karachaganak–Atyrau pipeline was completed, allowing LUKOIL's stable gas condensate from Karachaganak to be pumped via the CPC. Finally, in November 2004 completion of a railway oil terminal adjacent to the Kropotkinskaya Pumping Station made it possible to feed LUKOIL crude from Volga and Western Siberian fields into the CPC (1.4 million tonnes of crude were transported by these means during 2005).

In addition to the CPC and associated pipeline projects in Kazakhstan LUKOIL has built an oil export terminal at Ilinka in Astrakhan Region. The first phase of the terminal was commissioned in October 2003.


Transport Volumes via the CPC, million tonnes


40
30
20
10
0
14.78
22.51
30.50
2003
2004
2005

CPC Shareholder Structure (01.01.2006)


BG (2.0%)
Kazakhstan Pipeline Ventures (1.75%)
Rosneft - Shell (7.5%)
Oryx CP (1.75%)
Russia (24%)
Mobil (7.5%)
Agip International (2.0%)
LUKArco (12.5%)
Kazakhstan (19%)
Chevron (15%)
Oman (7%)

Oil is carried to the terminal by rail, where it is trans-shipped to river-sea tankers. Annual capacity of the Ilinka terminal is currently 2 million tonnes. The terminal can handle tankers with deadweight up to 5,000 tonnes, and one of its functions is to supply oil to Iran under substitution agreements.

REFINING PROJECTS IN THE CASPIAN REGION

LUKOIL's goals in the region are not limited to realization of oil & gas production projects. The Company also aims to create value added by refining of hydrocarbons. In 2005 the Company decided to build a gas-chemical complex in Southern Russia for refining of gas and condensate produced in the Caspian region. The complex will refine more than 14 billion cubic meters of gas and 600,000 tonnes of condensate each year and will be geographically well-placed (adjacent to domestic markets and with access to export markets). A feasibility study for investments in the main production facilities is to be carried out in 2006.

LUKOIL has also taken part in construction of the Karachaganak Refining Complex with annual capacity for 7 million tonnes of hydrocarbons from the Karachaganak field. The Complex separates mixed hydrocarbon inputs, carries out dehydration, stabilizes the condensate and feeds it into the pipeline, as well as carrying out gas treatment. Completion of the Complex in 2004 allowed stable gas condensate to be exported through the CPC.

LUKOIL fully recognizes the strategic importance of the Caspian region and intends to continue expansion of its business as well as realizing current projects there. Daily production from projects already being implemented in the Caspian region is forecast to reach about 1.3 million barrels by 2015.

LUKOIL Estimated Hydrocarbon Production in the Caspian Region, thousand boe per day


1,500
1,000
500
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following represents management's analysis of the financial performance and conditions of OAO LUKOIL and significant trends that may affect its future performance. It should be read in conjunction with our US GAAP consolidated financial statements and notes and supplemental oil and gas disclosure.

References to "LUKOIL", "the Company", "the Group", "we" or "us" are references to OAO LUKOIL and its subsidiaries and associates. All dollar amounts are in millions of US dollars, unless otherwise indicated. Tonnes of crude oil produced are translated into barrels using conversion rates characterizing the density of oil from each of our oilfields. Tonnes of crude oil purchased as well as other operational indicators expressed in barrels are translated into barrels using an average conversion rate of 7.33. Billions of cubic feet are translated into millions of oil equivalent barrels using a conversion rate of 0.167.

This report includes forward-looking statements – words such as "believes", "anticipates", "expects", "estimates", "intends", "plans", etc. – that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-looking statement" on page 179 for a discussion of some of the factors that could cause actual results to differ materially.

KEY FINANCIAL AND OPERATIONAL RESULTS

	2005	Change from 2004	2004	Change from 2003	2003
Sales (including excise and export tariffs)	55,774	64.8%	33,845	53.0%	22,118
Net Income	6,443	51.7%	4,248	14.8%	3,701
Net income excluding cumulative effect of change in accounting principle and gain from sale of share in Azeri, Chirag, Guneshli in 2003	6,443	51.7%	4,248	78.0%	2,386
EBITDA	10,404	44.4%	7,203	27.9%	5,630
Earnings per share of common stock (US dollars)					
Basic earnings	7.91	52.1%	5.20	15.0%	4.52
Diluted earnings	7.79	51.9%	5.13	15.3%	4.45
Crude oil production by consolidated subsidiaries (thousands of tonnes)	86,193	4.6%	82,408	8.3%	76,072
Crude oil production by the Group including our share in equity associates (thousands of tonnes)	90,158	4.6%	86,200	7.4%	80,226
Refined products produced by consolidated subsidiaries (thousands of tonnes)	44,182	8.2%	40,825	4.1%	39,233

During 2005 net income was $6,443 million, which is $2,195 million more than in the 2004.

The increase in net income resulted from favorable price conditions in 2005 and effective cost control. However, an increased tax burden has restrained growth of our profitability. This restraining factor as well as other drivers impacting the results of our operations are considered below in detail.

SEGMENT INFORMATION

Our operations are divided into three main business segments:

- Exploration and Production – which includes our exploration, development and production operations relating to crude oil and natural gas. These activities are primarily located within Russia, with additional activities in Azerbaijan, Kazakhstan, Uzbekistan, the Middle East, Northern Africa and Colombia
- Refining, Marketing and Distribution – which includes refining and transport operations, marketing and trading of crude oil, natural gas and refined products
- Chemicals – which includes processing and trading of petrochemical products

Other businesses include banking, finance and other activities. Each of our three main segments is dependent on the other, with a portion of the revenues of one segment being a part of the costs of the other. In particular, our Refining, Marketing and Distribution segment purchases crude oil from our Exploration and Production segment. As a result of certain factors considered in the "Domestic crude oil prices" section on page 103 benchmarking crude oil market prices in Russia cannot be determined with certainty. Therefore, the prices set for inter-segment purchases of crude oil reflect a combination of market factors, primarily international crude oil market prices, transportation costs, regional market conditions, cost of crude oil refining and other factors. Accordingly, an analysis of either of these segments on a stand-alone basis could give a misleading impression of those segments' underlying financial position and results of operations. For this reason, we do not analyze either of our main segments separately in the discussion that follows, but we do present the financial data for each in Note 23 to our consolidated financial statements.

OPERATING DEVELOPMENTS

Restructuring

In 2005 we continued implementing a restructuring plan designed to improve our operations and maximize shareholder value. The plan included undertaking the following measures in the near term: (i) increase exports of crude oil and refined products; (ii) accelerate the development of our most productive fields; (iii) shut-in low-producing wells; (iv) apply enhanced oil recovery technologies; (v) seek competitive bids for oilfield services; (vi) divest non-core businesses, including certain producing assets where we are not the operator, and reduce headcount; (vii) strengthen performance-related pay; and (viii) streamline our administration.

The following has been achieved in 2005 and 2004:

- Our oil and refined products exports and international sales in 2005 increased by 17.3% in terms of volumes while domestic oil sales volumes decreased by 58.9%
- 8 new oil fields and 1 new gas field were brought on line in 2005 (2004: 7 oil fields), which allowed us to increase production while also shutting in low production wells
- 425 low production wells were shut in 2005 (2004: 1,161). Average well debits increased to 11.07 tonnes a day in 2005, or by 3.5%, compared to 2004
- In August 2004 the Company entered into contracts to sell its 99% ownership interest in OAO Bank Petrocommerce (the "Bank") for $214 million to a group of companies of a related party, whose management and directors include members of the Group's management and Board of Directors. The Company used an independent valuation in the determination of the selling price. The transaction was structured to be completed in two phases. The first phase, representing the sale of 78% of the Group's ownership interest for $169 million was completed on September 22, 2004. The second phase in which the Group is to sell its remaining 21% ownership interest in the Bank for $45 million was expected to be completed by the end of June 2007. In December 2005 the Group and the buyer cancelled the contract related to the second phase. Subsequently, in December 2005, the Group made a public auction on the sale of its remaining 21% ownership interest in the Bank and entered into a contract with the bidder, the same related party, at a selling price of $33 million. This transaction is expected to be completed by the end of June 2006
- In November 2004 the Company entered into a contract to sell its 100% interest in OOO LUKOIL-Burenie and its subsidiaries for $69 million. The terms of the contract required signing a five-year contract for drilling services to be provided to the Group and revising the terms of Group financing previously provided to OOO LUKOIL-Burenie. The transaction was completed at the end of December 2004
- Other achievements in 2005 are described in detail in other parts of this report

Strategic Partnership with ConocoPhillips

In September 2004 LUKOIL entered into a Shareholder agreement forming a broad-based strategic alliance with ConocoPhillips. In June 2005 LUKOIL and ConocoPhillips finalized the creation of a joint venture to develop resources in the northern Timan-Pechora area. The joint venture is governed by LUKOIL and ConocoPhillips in equal parts, but with effective ownership interests of 70% and 30%, respectively. The joint venture was formed by selling to ConocoPhillips an effective 30% interest in our wholly owned subsidiary OOO Narianmarneftegaz for $529 million. Crude oil production of OOO Narianmarneftegaz in 2005 was approximately 11 thousand barrels per day.

Recent developments

During the period from November to December 2005 a Group company acquired 51% of the share capital of OAO Primorieneftegaz for $261 million. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in the European Russia.

During the period from October 14 to December 5, 2005 a Group company acquired 100% of the share capital of Nelson Resources Limited ("Nelson") for $1,951 million. Nelson is an exploration and production company operating in western Kazakhstan. Nelson owns an effective 76% interest in the Karakuduk field, 50% interest in Alibekmola, Kozhasai, North Buzachi and Arman fields. In addition, Nelson holds an option to acquire a 25% interest in two exploration blocks in the Kazakhstan sector of the Caspian Sea – South Zhambai and South Zaburunye. The purpose of the acquisition was to increase the Group's presence in the Kazakhstan oil and gas sector and its international oil and gas reserves.

In November 2005 a Group company acquired the remaining 50% of the share capital of ZAO SeverTEK for $318 million from Neste Oil Corporation (including $98 million repayment of ZAO SeverTEK debt). The acquisition increased the Group's ownership stake in ZAO SeverTEK to 100%. ZAO SeverTEK is an exploration and production company operating within the Komi Republic of the Russian Federation.

In July 2005 a Group company acquired 66.0% of the share capital of OOO Geoilbent for $180 million. OOO Geoilbent is an exploration and production company operating in the West Siberian region of the Russian Federation. All decisions over OOO Geoilbent's financing and operating activities require approval by at least a 66.7% majority of the voting rights. Since the minority shareholder of OOO Geoilbent holds substantive participating rights, the Group accounts for its investment in OOO Geoilbent using the equity method of accounting.

In July 2005 LUKOIL sold its 100% stake in ZAO Arktikneft, an oil production company, for approximately $40 million, including about $20 million for settlement of Arktikneft's debt to LUKOIL. ZAO Arktikneft produced 30.3 thousand tonnes of crude oil in the first half of 2005.

In June 2005 the Company sold its 38% interest in its construction affiliate ZAO Globalstroy-Engineering – formerly ZAO LUKOIL-Neftegazstroy for $69 million.

In March 2005 we acquired 100% interest in Oy Teboil Ab and Suomen Petrooli Oy, which are incorporated in Finland, for $160 million. Oy Teboil Ab and Suomen Petrooli Oy are mainly engaged in the operation of 289 retail gas stations and 132 retail diesel fuel outlets, wholesale of refined oil products as well as production and sale of lubricants.

In January 2005 a Group company acquired an additional 22% interest in LUKOIL Neftochim Bourgas AD for $56 million (20.7% interest was acquired from a related party for $52 million). The acquisition increased the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 93.2%. In August 2005 a Group company acquired an additional 4% interest in LUKOIL Neftochim Bourgas AD for $10 million, thereby increasing the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 97.2%.

In December 2004 a Group company acquired the remaining 50% interest in LUKAgip N.V. ("LUKAgip") for $143 million from Eni Group (of which $111 million represents repayment of debt to the Eni Group). The acquisition increased the Group's ownership in LUKAgip to 100%. LUKAgip owns a 24% interest in the Meleiha Hydrocarbon License Concession Agreement located onshore in Egypt. It also owns a 10% interest in the Shakh Deniz Exploration, Development and Production Sharing Agreement, 8% of the midstream gas marketing entity, the Azerbaijan Gas Supply Company, and 100% of LUKAgip Midstream B.V., which holds LUKAgip's 10% interest in the South Caucasus Pipeline Company.

On January 26, 2004 a Group company entered into an agreement with ConocoPhillips to purchase 308 gas stations and contracts to supply petroleum products to an additional 471 gas stations in the Northeast of the United States of America for $270 million. The transaction was finalized in May 2004.

MAIN MACROECONOMIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Change in the price of crude oil and refined products

The price at which we can sell crude oil and refined products is the primary driver of our revenues. During 2005 crude oil prices steadily increased due to growth of the world economy, driven mainly by the USA and China, and increased worldwide crude oil consumption accompanied by refining and distribution bottlenecks in some major consuming regions. In the August 2005 crude oil prices reached their historical records in absolute terms as a result of a crude oil supply interruption in the USA caused by hurricanes Rita and Katrina. According to International Energy Agency (IEA) in 2005 the world demand for crude oil and, subsequently, refined products reached the level of 83.3 million barrels per day, which is 1.3% more than in 2004 and 5.2% more than in 2003. Based on OPEC's data, its actual daily production in 2005 reached 30.0 million barrels a day, or 2.6% more than in 2004, which is near OPEC's full capacity. The current market situation is also influenced by high political and natural risks, which could cause crude oil production to decrease. This situation can be viewed as an indicator that crude oil prices will remain steadily high in a medium-term perspective.

Substantially all of the crude oil that we sell for export is the Urals blend. The following table shows the average crude oil export prices for 2005, 2004 and 2003 and refined product prices based on Northern Europe averages.

	2005	**Change from 2004**	**2004**	**Change from 2003**	**2003**
	(in US dollars per bbl, except for figures in percent)				
Brent crude	54.31	41.9%	38.27	33.3%	28.71
Urals crude (CIF Mediterranean)*	50.67	46.9%	34.50	27.6%	27.03
Urals crude (CIF Rotterdam)*	50.12	46.9%	34.13	26.6%	26.96
	(in US dollars per metric tonne, except for figures in percent)				
Fuel oil 3.5% (FOB Rotterdam)	229.92	51.4%	151.81	2.3%	148.37
Diesel fuel (FOB Rotterdam)	505.01	44.5%	349.37	37.8%	253.53
High-octane gasoline (FOB Rotterdam)	534.11	33.4%	400.33	35.2%	296.13

* *The Company sells crude oil on foreign markets on various delivery terms. Thus, the average realized sale price of oil on international markets differs from the average prices of Urals crude on Mediterranean and Northern Europe markets.*

Domestic crude oil prices

Substantially all crude oil produced in Russia is produced by vertically integrated oil companies such as ours, as a result most transactions are between affiliated entities within vertically integrated groups. Thus, there is no concept of a benchmark domestic market price for crude oil. Essentially, crude oil prices on traditional international markets will be higher than those in Russia due to incremental transportation cost incurred to deliver the crude oil from the Russian border to the markets, and export tariffs. However, the price of crude oil that is produced but not refined or exported by one of the vertically integrated oil companies is generally determined on a transaction-by-transaction basis against a background of world market prices, but with no direct reference or correlation. At any time there may exist significant price differences between regions for similar quality crude oil as a result of the competition and economic conditions in those regions.

Domestic refined product prices

Domestic prices for refined products are determined to some extent by world market prices, but they are also directly affected by local demand and competition. In general, retail prices on refined products in Russia are comparable to those in the USA. For example, during 2005 the average retail price on regular gasoline in the USA was about 60 cents per litre, an increase of 22.0% compared to 2004. In central regions of European Russia the average retail price on gasoline of the same quality (95 octane) during 2005 was about 57 cents per litre, an increase of 22.0% compared to 2004.

The table below represents average domestic wholesale prices on refined products for respective periods of 2005, 2004 and 2003.

($/tonne)	2005	Change from 2004	2004	Change from 2003	2003
Fuel oil	122.54	73.1%	70.78	(3.9)%	73.64
Diesel fuel	419.74	47.4%	284.75	39.1%	204.64
High-octane gasoline (Regular)	486.71	27.3%	382.19	35.1%	282.88
High-octane gasoline (Premium)	532.52	25.7%	423.60	33.6%	317.17

Source: Kortes (excluding VAT).

Changes in the US dollar-ruble exchange rate and inflation

A substantial part of our revenues is either denominated in US dollars or is correlated to some extent with US dollar crude oil prices, while most of our costs in the Russian Federation are settled in Russian rubles. Therefore, the movements of ruble inflation and exchange rates can significantly affect the results of our operations. In particular, our operating margins are generally adversely affected by real appreciation of the ruble against the US dollar because this will generally cause our costs to increase in US dollar terms relative to our revenues.

The following table gives data on inflation in Russia, the nominal change in the ruble-dollar exchange rate, and the level of real rouble appreciation.

	2005	2004	2003
Ruble inflation (CPI)	10.9%	11.7%	12.0%
Nominal (devaluation)/appreciation of the exchange rate (ruble to the US dollar)	(3.7)%	5.8%	7.3%
Real appreciation of the exchange rate (ruble to the US dollar)	6.9%	18.5%	20.8%
Average exchange rate for the period (ruble to the US dollar)	28.29	28.82	30.69
Exchange rate at the end of the period (ruble to the US dollar)	28.78	27.75	29.45

Tax burden

Given the relative size of our activities in Russia, our tax profile is largely determined by the taxes payable in Russia (based on records maintained under Russian legislation – not US GAAP). For 2005, 2004 and 2003 the tax charge on the Russian part of our operations was more than 80% of our total tax charge.

In addition to income taxes, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Other taxes to which we are subject include:

- mineral extraction tax
- excise and export tariffs
- property tax
- social taxes
- VAT
- other local and regional taxes

The effective rates of total taxes and tariffs (total taxes, including income taxes, taxes other than on income and excise and export tariffs, divided by income before taxes and tariffs) for 2005, 2004 and 2003, respectively, were 74%, 71% and 64%. In 2005 tax expenses in Russia were 51.8% of the sales revenue in Russia.

The measures that we use for tax planning and management strategies have been based on our understanding of tax legislation existing at the time of implementation of these measures. We are subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant additional taxes on us. We believe that we have adequately met and provided for tax liabilities based on our interpretation of existing tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant. In 2005 the Group recognized an expense of $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year.

The following tables represent average enacted rates for taxes specific to the oil industry in Russia for the respective periods.

		2005*	**Change from 2004**	**2004***	**Change from 2003**	**2003***
Export tariffs on crude oil	$/tonne	130.62	134.2%	55.77	83.5%	30.40
Export tariffs on refined products						
Light distillates (gasoline), middle distillates (jet fuel), diesel fuel and gasoils	$/tonne	92.26	143.2%	37.93	38.6%	27.36
Liquid fuels (fuel oil)	$/tonne	52.73	43.9%	36.64	33.9%	27.36
Excise on refined products						
High-octane gasoline	RUR/tonne	3,629.00	8.0%	3,360.00	12.0%	3,000.00
Low-octane gasoline	RUR/tonne	2,657.00	8.0%	2,460.00	12.3%	2,190.00
Diesel fuel	RUR/tonne	1,080.00	8.0%	1,000.00	12.4%	890.00
Motor oils	RUR/tonne	2,951.00	8.0%	2,732.00	12.0%	2,440.00
Mineral extraction tax	RUR/tonne	1,876.26	78.2%	1,052.76	31.4%	801.44

** Average values.*

Tax rates set in rubles and translated at the average exchange rates for respective periods are as follows:

	2005*	**Change from 2004**	**2004***	**Change from 2003**	**2003***
			(in USD dollars per tonne)		
Excise on refined products					
High-octane gasoline	128.29	10.0%	116.59	19.3%	97.76
Low-octane gasoline	93.93	10.0%	85.36	19.6%	71.36
Diesel fuel	38.18	10.0%	34.70	19.7%	29.00
Motor oils	104.33	10.0%	94.80	19.2%	79.51
Mineral extraction tax	66.33	81.7%	36.51	39.8%	26.12

** Average values.*

During 2005 our tax burden rose significantly compared to the previous year. Average crude oil export tariffs increased by 134.2% compared to 2004. Approximately 89% of the increase related to growth of crude oil prices, and the remaining 45% resulted from changes in the duty rate calculations effective June 2004 (see below). Export tariffs on gasoline, jet fuel, diesel fuel and gasoils increased by 143.2%. Excise on refined products in Russia increased by approximately 10.0%.

The mineral extraction tax rate increased by 78.2% compared to 2004. This resulted from an increase of the Urals crude price and a change in the tax calculation method effective from January 1, 2005.

The mineral extraction tax rate is determined as follows. Effective from January 1, 2005, the base rate is set at 419 Rubles per metric tonne extracted (in 2004 – 347 rubles) and is adjusted depending on the international market price of the Urals blend and the ruble exchange rate. The tax rate is zero when the average Urals blend international market price for a tax period is less than or equal to $9.00 per barrel (before January 1, 2005 the lower non-taxable threshold was $8.00 per barrel). As a result, each $1.00 per barrel increase in the international Urals blend price over the threshold ($9.00 per barrel) will effectively result in an increase of the tax rate by $1.61 per tonne extracted (or $0.22 per barrel extracted using a conversion factor of 7.33). In 2004 each $1.00 per barrel increase in the international Urals blend price over the threshold ($8.00 per barrel) effectively resulted in an increase of the tax rate by $1.38 per tonne extracted (or $0.19 per barrel extracted using a conversion factor of 7.33).

In June 2004 the Russian government introduced a new method of crude oil export duty rate calculation with a three-layer progressive scale. The rate is zero when the average Urals blend international market price is less than or equal to approximately $15.00 per barrel ($109.50 per metric tonne). If the Urals blend price is in a layer between $15.00 and $20.00 per barrel ($146.00 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.35 per barrel exported. If the Urals blend price is in a layer between $20.00 and $25.00 per barrel ($182.50 per metric tonne), each $1.00 per barrel increase in the Urals blend price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.45 per barrel exported. If the Urals blend price is above $25.00 per barrel, each $1.00 dollar per barrel increase in the Urals blend price over this limit results in an increase of the crude oil export duty rate by $0.65 per barrel exported.

Before June 2004 the crude oil export duty rate was calculated as follows. The rate was zero when the average Urals blend international market price was less than or equal to approximately $15.00 per barrel. If the Urals blend price was in a layer between $15.00 and $25.00 per barrel, each $1.00 per barrel increase in the Urals blend price over the layer's lower bound resulted in an increase of the crude oil export duty rate by $0.35 per barrel exported. If the Urals blend price was above $25.00 per barrel, each $1.00 dollar per barrel increase in the Urals blend price over this limit resulted in an increase of the crude oil export duty rate by $0.40 per barrel exported.

Export duty rates on refined products are set by the Russian government. The size of export duty depends on internal demand on refined products and international crude oil market conditions. Crude oil and refined products exported to CIS countries, other than Ukraine, are not subject to export duties.

OPERATIONAL HIGHLIGHTS

In 2004 our Board of Directors approved the Company's development strategy where we set out targets for the next 10 years. According to this development strategy we plan to have over 3.3 million of oil equivalent barrels of hydrocarbon production per day by 2014. This represents a 41% increase in crude oil production from the 2004 level and an 8 times increase in gas production compared to 2004. In 2005 we continued to use this strategy as a basis for our business activities as discussed below.

Crude oil production

In line with our long-term strategy we increased our total daily crude oil production by 4.7% (including the Company's share in equity associates) and produced 664.3 million barrels (90.2 million tonnes) during 2005.

	2005	Change from 2004	2004	Change from 2003	2003
Daily production of crude oil, including Company's share in equity associates (thousand barrels per day)	1,820	4.7%	1,738	7.2%	1,622
Own refinery throughput (thousand barrels per day)	945	8.7%	869	2.8%	845

The following table represents our production in 2005 and 2004 by major regions, excluding our share in equity associates.

		Change from 2004			
(thousands of tonnes)	2005	Total %	Change in structure	Organic growth	2004
Western Siberia	57,345	3.1%	-	1,715	55,630
Komi Republic	10,046	5.1%	125	360	9,561
Ural region	10,234	2.2%	-	224	10,010
Volga region	3,001	1.1%	-	32	2,969
Timan-Pechora (Nenetsky Autonomous District)	1,739	16.8%	(18)	268	1,489
Other in Russia	1,815	31.5%	(13)	448	1,380
Crude oil production in Russia	**84,180**	**3.9%**	**94**	**3,047**	**81,039**
Crude oil produced internationally	**2,013**	**47.0%**	**361**	**283**	**1,369**
Total crude oil produced	**86,193**	**4.6%**	**455**	**3,330**	**82,408**

The main oil production region of the Company is Western Siberia In the oil fields of Western Siberia the Company produced 66.5% of its total production of crude oil in 2005 (67.5% in 2004). The increase of production in Western Siberia was 3.1%. The organic growth of oil production in traditional production regions resulted from improvement and optimization of oil production methods. As a result, our average well debits increased from 10.70 tonnes a day in 2004 to 11.07 tonnes a day in 2005, or by 3.5%. In addition to traditional regions we continued exploration and development of new promising production regions. Oil production in new oil fields in the Nenetsky Autonomous District led to an increase of oil production in this region of 1.2 times compared to 2004. In the third quarter of 2004 we started commercial production at Kravtsovskoye (D-6), a Baltic offshore field. In 2005 we produced 562 thousand tonnes of crude oil from this field, and we expect that annual crude oil production will reach 700 thousand tonnes by 2007. The structural growth in international production volumes in 2005 was caused by consolidation of the Company's share in the Meleiha Hydrocarbon License Agreement as a result of an increase in our share of LUKAgip N.V. at the end of 2004, and by our acquisition of Nelson in October-December of 2005.

In addition to our production, we purchase crude oil in Russia and on international markets. In Russia we primarily purchase crude oil from associated producing companies and other producers, including vertically integrated companies that lack refining capacity or are unable to export their crude oil. Then we may either refine or export purchased crude oil. Crude oil purchased on international markets is used mostly for marketing activities and, on certain occasions, supplying our overseas refineries.

	2005		2004		2003	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Crude oil purchases in Russia	10,760	1,468	20,810	2,839	34,436	4,698
Crude oil purchases internationally	69,122	9,430	64,695	8,826	59,278	8,087
Total crude oil purchased	79,882	10,898	85,505	11,665	93,714	12,785

The volume of crude oil purchased in Russia in 2005 was 1,371 thousand tonnes less than in 2004 as a result of decrease in purchases from third parties, however purchases from our associates increased by 587 thousand tonnes mostly as a result of transactions with OOO Geoilbent, a recently acquired associate. The volume of crude oil purchased internationally during 2005 increased by 604 thousand tonnes compared to 2004, because in 2005 we extended our marketing activity on international markets.

Gas production

In 2005 we produced 5,635 million cubic metres of commercial gas (including our share in equity associates), an increase of 14.4% compared to 2004. In April 2005 we started commercial production on the Nakhodkinskoe gas field and produced in this year 472 million cubic metres of natural gas. This is the first stage of development of the Bolshekhetskaya basin fields in the Yamalo-Nenetsky Autonomous District. The field's planned production capacity of 10 billion cubic metres per year is expected to be achieved in 2007. Development of the Bolshekhetskaya basin fields is a core element of our gas business strategy.

	2005	Change from 2004	2004	Change from 2003	2003
Daily production of gas, including Company's share in associates (million cubic feet per day)	545	14.8%	475	30.5%	364

Refining and marketing

We operate four refineries located in European Russia and three refineries located overseas – in Bulgaria, Ukraine and Romania. Our Romanian refinery, Petrotel-LUKOIL S.A., was undergoing significant upgrades until October 2004. In October 2004, we put Petrotel-LUKOIL back into operation. In August 2005 we commenced a wide-scale upgrade of the Odessa refinery. The upgrade program is scheduled for three years.

Production of refined products at our refineries in 2005 increased by 8.2% as compared to 2004. Russian refineries increased production by 5.5%. The overseas refineries increased production by 20.4% primarily due to recommencement of production by Petrotel-LUKOIL.

In late 2004 we began changing refined products mix at our refineries in order to produce higher quality and more profitable products. In particular, in 2005 we produced 4,671 thousand tonnes of Euro 4 and Euro 5 diesel fuel at our Russian refineries (2004: 772 thousand tonnes).

Along with own production of refined products we refine our crude oil at third parties' refineries. In Russia we processed 1,634 thousand tonnes of crude oil during 2005 in order to supply our network in the Ural region. In order to supply our retail networks in Eastern Europe in 2005 we processed 1,213 thousand tonnes of crude oil at third parties' refineries in Belorussia and Serbia.

In 2005 we continued to expand our marketing activities in Western Europe, South-East Asia, Northern and Central America. Our marketing activities mainly include wholesale and bunkering operations in Western Europe and South-East Asia as well as retail operations in the USA, Baltic states and some other regions. The total volume of refined products purchased from third parties for wholesale and to supply retail networks was 32,225 thousand tonnes or $15,021 million in 2005 (20,279 thousand tonnes or $6,843 million in 2004). The increase was a result of continuing development of the existing retail chains outside of Russia and structural changes in the retail networks we operate. In particular, in May 2004 we acquired an additional retail network in the USA, and in March 2005 we acquired a retail network in Finland.

In Russia we purchase refined products on occasion, primarily to manage supply chain bottlenecks.

The following tables represent volumes of refined products produced and purchased.

	2005	2004	2003
	(thousand of tonnes)		
Refined products produced at the Group refineries in Russia	35,290	33,438	32,444
Refined products produced at the Group refineries outside of Russia	8,892	7,387	6,789
Total refined products produced at the Group refineries	**44,182**	**40,825**	**39,233**
Refined products purchased in Russia	1,394	2,020	1,399
Refined products purchased internationally	32,238	20,507	14,396
Total refined products purchased	**33,632**	**22,527**	**15,795**

Export of crude oil and refined products from Russia

We transport a significant portion of our crude oil through Transneft's trunk oil pipeline system. Access to the Transneft crude oil export pipeline network is allocated quarterly, based on recent volumes produced and delivered through the pipeline and proposed export destinations. There is a constraint on the ability of Russian companies to export their crude oil due to limited capacity of Russian transportation infrastructure on the most profitable export routes.

In order to overcome such limits Transneft has extended the capacity of the Baltic Pipeline System. During 2005 it rose nearly to 60 million tonnes of crude oil per year. This allowed us to increase the volume of crude oil exported via the Primorsk terminal in 2005 up to 9,713 thousand tonnes, or 1,316 thousand tonnes more than in 2004.

The crude oil transported by Transneft is the Urals blend – a mix of crude oils of various qualities, therefore Russian companies which produce crude oil of a higher quality can not obtain benefits from selling it using Transneft's pipeline.

Additional access to international markets bypassing Transneft export routes can be obtained through rail transport, by tankers or by our own export infrastructure. Our export infrastructure includes the Vysotsk terminal in the Leningrad region, Varandey terminal in the Nenetsky Autonomous District and the Izhevskoye terminal in the Kaliningrad region. In 2005 the Company exported 8.5% of crude oil produced, or 7,288 thousand tonnes, by means other than Transneft (7,389 thousand tonnes in 2004), including 3,755 thousand tonnes through our own export infrastructure (2,319 thousand tonnes in 2004). In the third quarter of 2005 we ceased the export of crude oil through the Vysotsk terminal due to increased capacity of the Baltic Pipeline System. Currently we use the terminal to export refined products. In the future the terminal will be used to export both crude oil and refined products depending on market conditions.

In 2005 we exported 774 thousand tonnes of crude oil to China (in 2004 we did not export crude oil to China).

The volumes of crude oil exported from Russia by our subsidiaries are summarized as follows:

	2005		2004		2003	
	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)	(thousand of barrels)	(thousand of tonnes)
Export of crude oil using Transneft export routs	282,418	38,529	285,204	38,909	240,150	32,763
Export of crude oil bypassing Transneft	53,421	7,288	54,161	7,389	39,342	5,367
Total crude oil export	**335,839**	**45,817**	**339,365**	**46,298**	**279,492**	**38,130**

In 2005 we exported 16.6 million tonnes of refined products, an increase of 17.7% compared to 2004.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

Results of operations

The table below details certain income and expense items from our consolidated statements of income for the periods indicated. All items are presented in millions of US dollars, except for earnings per share data and percentage of changes to 2004.

	2005	Change from 2004	2004
Revenues			
Sales (including excise and export tariffs)	55,774	64.8%	33,845
Equity share in income of affiliates	441	107.0%	213
Total revenues	56,215	65.1%	34,058
Costs and other deductions			
Operating expenses	(3,487)	21.1%	(2,880)
Cost of purchased crude oil, petroleum and chemical products	(19,398)	91.6%	(10,124)
Transportation expenses	(3,519)	26.4%	(2,784)
Selling, general and administrative expenses	(2,578)	27.4%	(2,024)
Depreciation, depletion and amortization	(1,315)	22.3%	(1,075)
Taxes other than income taxes	(6,334)	80.7%	(3,505)
Excise and export tariffs	(9,931)	89.2%	(5,248)
Exploration expenses	(317)	85.4%	(171)
Gain (loss) on disposals and impairments of assets	52	-	(213)
Income from operating activities	9,388	55.6%	6,034
Interest expense	(275)	(8.3)%	(300)
Interest and dividend income	96	(46.7)%	180
Currency translation (loss) gain	(134)	–	135
Other non-operating (expense) income	(44)	–	21
Minority interest	(121)	95.2%	(62)
Income before income taxes	8,910	48.3%	6,008
Current income taxes	(2,301)	42.6%	(1,614)
Deferred income taxes	(166)	13.7%	(146)
Total income tax expense	(2,467)	40.2%	(1,760)
Net income	6,443	51.7%	4,248
Earnings per share of common stock (in US dollars):			
Basic	7.91	52.1%	5.20
Diluted	7.79	51.9%	5.13

The analysis of the main financial indicators of the financial statements is provided below.

Sales revenues

Sales breakdown	2005		2004	
	(millions of US dollars)			
Crude oil				
Export and sales on international markets other than CIS	15,589	28.0%	10,338	30.5%
Export and sales to CIS	778	1.4%	602	1.8%
Domestic sales	120	0.2%	181	0.5%
	16,487	**29.6%**	**11,121**	**32.8%**
Refined products				
Export and sales on international markets				
Wholesale	22,923	41.1%	11,403	33.7%
Retail	6,293	11.3%	3,914	11.6%
Domestic sales				
Wholesale	4,753	8.5%	3,429	10.1%
Retail	1,972	3.5%	1,236	3.7%
	35,941	**64.4%**	**19,982**	**59.1%**
Petrochemicals				
Export and sales on international markets	1,134	2.0%	1,021	3.0%
Domestic sales	469	0.9%	332	1.0%
	1,603	**2.9%**	**1,353**	**4.0%**
Other	**1,743**	**3.1%**	**1,389**	**4.1%**
Total sales	**55,774**	**100.0%**	**33,845**	**100.0%**

Sales volumes	2005		2004	
Crude oil	(thousands of barrels)			
Export and sales on international markets other than CIS	312,712		307,523	
Export and sales to CIS	23,852		29,877	
Domestic sales	4,926		11,999	
Crude oil	(thousands of tonnes)			
Export and sales on international markets other than CIS	42,662	34.7%	41,954	38.6%
Export and sales to CIS	3,254	2.6%	4,076	3.7%
Domestic sales	672	0.5%	1,637	1.5%
	46,588	**37.8%**	**47,667**	**43.8%**
Refined products	(thousands of tonnes)			
Export and sales on international markets				
Wholesale	49,549	40.2%	35,946	33.1%
Retail	7,117	5.8%	5,480	5.0%
Domestic sales				
Wholesale	16,421	13.3%	16,981	15.6%
Retail	3,549	2.9%	2,743	2.5%
	76,636	**62.2%**	**61,150**	**56.2%**
Total sales volume of crude oil and refined products	123,224	100.0%	108,817	100.0%

Realized average sales prices	2005		2004	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil (excluding CIS)	49.85	365.41	33.62	246.42
Oil (CIS)	32.63	239.20	20.13	147.57
Refined products				
Wholesale		462.61		317.24
Retail		884.30		714.19
Average realized price within Russia				
Oil	24.44	179.15	15.09	110.58
Refined products				
Wholesale		289.41		201.94
Retail		555.80		450.64

During 2005 our revenues increased by $21,929 million, or 64.8%, compared to 2004.

The total volume of crude oil and refined products sold amounted to 123.2 million tonnes, which is 13.2% more than in 2004. Our revenues from crude oil sales increased by $5,366 million, or 48.3%. Our sales of refined products increased by $15,959 million, or 79.9%.

Sales of crude oil and refined products on the international markets, including the CIS, accounted for 83.3% of total sales volume in 2005 compared to 80.4% in 2004.

The increase in sales was principally due to the following:

- favorable price conditions (see "Change in the price of crude oil and refined products" on page 103)
- increase in total volume of crude oil production (see "Crude oil production" on page 107)
- increase in marketing activities (see page 108)
- increase in crude oil refining

Sales of crude oil

During 2005 the Company decreased its sales of crude oil on the domestic market compared to 2004 by 965 thousand tonnes, or 58.9%, due to increased volume of refining in Russia

In order to obtain benefits from increased refined products prices in Russia and on international markets and due to a higher level of export tariff on crude oil compared to export tariffs on refined products we slightly decreased the volume of crude oil exported from Russia by 481 thousand tonnes, or 1.0%, compared to 2004.

Sales of refined products

Sales of refined products made up 64.4% of our total revenues (62.2% in terms of volumes sold) compared to 59.1% (56.2% – in terms of volumes) in 2004. The portion of our domestic refined product sales in 2005 was 16.2% of the total tonnes sold (2004: 18.1%), but represented 12.0% of our total revenues (2004: 13.8%). The decrease of this portion is accounted for by more extensive expansion of marketing activities outside of Russia

The average realized wholesale price on refined products outside of Russia increased by $145.37 per tonne, or 45.8%, compared to 2004. Volumes of refined products sold outside of Russia increased by 13,603 thousand tonnes, or 37.8% (see also "Refining and marketing" on page 108). As a result, our revenue from wholesale of refined products outside of Russia increased by $11,520 million, or 101.0%.

In 2005 retail sales of refined products outside of Russia increased by 1,637 thousand tonnes, or by 29.9%, compared to 2004. The increase was a result of continuing development of the existing retail chains outside of Russia and structural changes in the retail networks we operate. In particular, in May 2004 we acquired an additional retail network in the USA, and in March 2005 we acquired a retail network in Finland. Average retail prices increased up to $884.30 per tonne, or by 23.8%. As a result, our revenue from retail sales increased by $2,379 million, or 60.8%. In 2005 revenue from retail sales was 21.5% (in 2004 – 25.6%) of total refined products sales outside of Russia Our international retail sales include supplies of refined products to third parties' retail networks within the bounds of long-term contracts with pricing similar to retail pricing.

Wholesale of refined products within Russia in 2005 slightly decreased compared to 2004 because of growth in retail sales and export of refined products from Russia The average domestic realized price on refined products increased by $87.47 per tonne, or 43.3%. As a result, our revenue from wholesale of refined products on the domestic market increased by $1,324 million, or 38.6%.

Retail sales within Russia in 2005 increased by 806 thousand tonnes, or 29.4%, compared to 2004. Average retail prices increased up to $555.80 per tonne, or by 23.3%. As a result, our revenue from retail sales increased by $736 million, or 59.5%. Revenue from retail sales was 29.3% of total refined products sales in Russia in 2005 (in 2004 – 26.5%).

Sales of petrochemical products

Revenue from sales of petrochemical products increased by $250 million, or 18.5%, during 2005. This was mainly due to an increase in average realized prices.

Sales of other products

Other sales include revenues from sales of gas, gas refined products and other services provided and goods not related to our primary activities (such as electricity, heat, etc.) sold by our production and marketing companies. Other sales increased by $354 million, or 25.5%, as a result of sales of other products produced by the Company, primarily gas and gas refined products, and increased activity in providing other services to third parties.

Equity share in income of affiliates

Our share in the income of affiliates in 2005 increased by $229 million, or 107.5%, compared to 2004 due to a general increase in profitability of our crude oil production affiliates in particular due to an increase in the net income of ZAO Turgai-Petroleum. ZAO Turgai-Petroleum, our 50% interest affiliate company, is a partner in the Turgai-Petroleum joint venture developing the Kumkol oil field in Kazakhstan. The Group's share in the net income of ZAO Turgai-Petroleum in 2005 was $198 million, which represents an increase of $153 million as compared to the previous year.

Operating expenses

Operating expenses include the following types of costs:

	2005	2004
	(millions of US dollars)	
Crude oil extraction expenses	1,740	1,556
Refining expenses	644	532
Petrochemical expenses	214	207
Other operating expenses	889	585
Total operating expenses	3,487	2,880
Cost of purchased crude oil, petroleum and chemical products	19,398	10,124

Compared to 2004, operating expenses increased by $607 million, or 21.1%. Real appreciation of the ruble against the US dollar is still a significant factor affecting our operating expenses in Russia In 2005 the real ruble appreciation was 6.9%.

Crude oil extraction expenses. Our extraction expenses include expenditures related to repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs, property insurance of extraction equipment and other similar costs.

Expenses of the Company's oil production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

In 2005 our extraction expenses rose by $184 million, or 11.8%, compared to 2004. The increase resulted from growth of crude oil produced by our subsidiaries up to 86.2 million tonnes, or by 4.6%, compared to 2004, and increased expenses on repairs, overhaul and artificial stimulation of reservoirs in our production subsidiaries. Moreover, extraction costs were affected by the real ruble appreciation. However, the impact of these factors was partly mitigated by an increase of average well debits from 10.70 tonnes a day in 2004 to 11.07 tonnes a day in 2005. As a result our average extraction cost per barrel increased from $2.58 to $2.75 per barrel, or by 6.6% (average extraction cost calculated using an average tonnes to barrels conversion rate of 7.33).

Refining expenses at our refineries increased by $112 million, or 21.1%, in 2005 compared to 2004.

Refining expenses of our domestic refineries increased by 13.8%, or $55 million as a result of increased production volume and due to effect of the real ruble appreciation. Moreover, in late 2004 we began changing product mix in order to produce higher quality and more profitable products (in particular, Euro 4 quality standard diesel fuel), which led to an increase of our refinery expenses.

Refining expenses of our international refineries increased by 43.2%, or $57 million, as a result of the recommencement of operations of our Romanian refinery Petrotel-LUKOIL after modernization, and due to growth in heating and power cost at our Bulgarian refinery.

Operating expenses of petrochemical companies increased by $7 million, or 3.4%, compared to 2004.

Other operating expenses include natural gas extraction expenses, operating expenses of our gas processing plants, and the costs of other services provided and goods not related to primary activities (such as electricity, heat, etc.) sold by our production and marketing companies, and operating expenses of other non-core businesses of the Group. Other operating expenses also include transportation costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, processing fees paid to third parties' refineries, and the amount of the change in crude oil and refined products inventory originated within the Group. Other operating expenses increased by $304 million compared to 2004. The increase was explained by increased volumes of our crude oil refined on the third parties' refineries, growth of volume of the other products sales (primarily gas and gas refined products), and as a result of change in crude oil and refined product inventory originated within the Group in the fourth quarter of 2005.

Cost of purchased crude oil, petroleum and chemical products increased by $9,274 million in 2005, or 91.6%, compared to the previous year due to a significant increase in volumes of sales of purchased crude oil and refined products in 2005 by 10,094 thousand tonnes, or about 29.5%, compared to 2004 and growth of market prices on crude oil and petroleum products.

Transportation expenses

The increase in the total volume of sales together with the increase in transportation tariffs led to growth of our transportation expenses in 2005 by $735 million, or 26.4%, compared to 2004.

According to the Federal Statistics Service of the Russian Federation, in 2005 transportation tariffs increased as follows: transportation of oil by pipeline transport – 33.3% (including certain specific tariffs established for individual parts of the Transneft pipeline which did not have a material impact on transportation expenses of the Group), transportation of refined products by pipeline transport – 24.8%, railway transport – 13.3%.

Sea shipping tariffs decreased in 2005 by 14.9%, compared to 2004 (calculated as weighted average by volumes transported to different locations). At the same time, a significant increase of tariffs and demurrage cost in the fourth quarter of 2005 led to an increase of transportation expenses by approximately $70 million.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by $554 million, or 27.4%, compared to 2004. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff costs), insurance costs (except for property insurance related to oil and gas, and refinery equipment), costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

The increase in selling, general and administrative expenses was a result of general expansion of our operations primarily outside of Russia Also, the expenses were affected by an increase in expenses related to a share-based compensation program for management in 2005, which was $263 million compared to $65 million in 2004. At the same time we partially mitigated an effect of the real ruble appreciation.

Selling, general and administrative expenses for 2005 also included $66 million of expenses related to our Finnish subsidiaries acquired in March 2005 and $20 million of expenses related to Nelson, which we acquired in October-December of 2005.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets. Our depreciation, depletion and amortization expenses increased by $240 million, or 22.3%, compared to 2004. The increase was a result of the Company's capital expenditures and corresponding growth of depreciable assets, also the increase included $41 million of depreciation, depletion and amortization expenses related to Nelson acquired in 2005.

Taxes other than income taxes

Taxes other than income taxes include mineral extraction tax, property tax and social taxes.

	2005		2004	
	In Russia	**International**	**In Russia**	**International**
	(millions of US dollars)			
Mineral extraction tax	5,590	-	2,971	-
Social security taxes and contributions	284	40	302	28
Property tax	210	23	91	20
Other taxes	162	25	60	33
	6,246	**88**	**3,424**	**81**
Total		**6,334**		**3,505**

The increase in taxes other than income taxes resulted primarily from a $2,619 million increase in mineral extraction tax, which is linked to international crude oil prices (see "Tax burden" on page 104). Property tax in Russia increased in 2005 primarily due to recalculation of domestic property tax related to 2002 and 2003. In 2005 the Group recognized an expense of $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year. The amount of such additional taxes recognized as other taxes was approximately $150 million.

Excise and export tariffs

Our excise and export tariffs include taxes on sales of refined products and export tariffs on export of crude oil and refined products. Excise and export tariffs increased by $4,683 million, or 89.2%, compared to 2004. The increase in export tariff expenses resulted from an increase in export tariff rates (see "Tax burden" on page 106). The increase in international excise taxes on refined products resulted from an increase in volumes of products sold across our international group, primarily in the USA, and due to commencement of our operations in Finland.

	2005		2004	
	In Russia	International	In Russia	International
	(millions of US dollars)			
Excise tax and sales taxes on refined products	654	2,679	547	1,774
Export tariffs	6,590	8	2,913	14
	7,244	2,687	3,460	1,788
Total		9,931		5,248

Exploration expenses

During 2005 the amount charged to exploration expense increased in comparison with the previous year by $146 million, or by 85.4%. This is attributable to the fact that during 2005 the Group completed drilling the first two exploratory wells of the Yalama (D-222) and Tyub-Karagan exploration projects. Both exploratory wells were dry and their costs in the amount of $105 million were charged to expense. Notwithstanding the fact that the initial exploratory wells were not successful, the Group continues to perform further geological studies and is using the results of the first exploratory drilling in its analysis to assess potential placement of hydrocarbon deposits and to determine drilling programs for the second exploratory wells in both fields.

Gain (loss) on disposals and impairments of assets

Gain on disposals of assets in 2005 amounted to $52 million compared to $213 million loss in 2004.

In 2005 we recognized an $152 million gain on the sale our 30% interest in OOO Narianmarneftegaz to ConocoPhillips, a gain of $4 million on the sale of our 38% interest in ZAO Globalstroy-Engineering and a gain of $25 million on the sale of the entire interest in ZAO Arktikneft. Also in 2005 the Group recognized an additional impairment loss of $12 million related to sale of our ownership interests in OAO Bank Petrocommerce.

In 2004 we recognized an impairment loss in relation to our decision to sell our ownership interests in OAO Bank Petrocommerce in the amount of $35 million and an impairment loss of $70 million in relation to our decision to sell our ownership interest in OOO LUKOIL-Burenie.

Other losses relate to disposals of a number of non-core assets and individually insignificant impairments on non-performing business units.

Interest expense

Interest expense in 2005 decreased by $25 million compared to 2004 primarily due to the sale of our ownership interest in OAO Bank Petrocommerce in the third quarter of 2004. However the decrease was compensated in the fourth quarter of 2005 by accrued interest expense related to the loan of $1,934 million, which the Group obtained to finance the acquisition of Nelson.

Income taxes

Our total income tax expense increased by $707 million, or 40.2%, compared to 2004, due to an increase of income before income tax by $2,902 million, or 48.3%.

Our effective income tax rate in 2005 was 27.7% (in 2004 it was 29.3%), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the period are not tax deductible or only deductible to a certain limit.

Reconciliation of income before income tax to EBITDA
(earnings before interest, income taxes, depreciation and amortization)

	2005	2004
	(millions of US dollars)	
Income before income taxes	8,910	6,008
Add back:		
Depreciation and amortization	1,315	1,075
Interest expense	275	300
Interest and dividend income	(96)	(180)
EBITDA	10,404	7,203

YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Results of operations

The table below details certain income and expense items from our consolidated statements of income for the periods indicated. All items are presented in millions of US dollars, except for earnings per share data and percentage of changes to 2003.

	2004	**Change from 2003**	**2003**
Revenues			
Sales (including excise and export tariffs)	33,845	53.0%	22,118
Equity share in income of affiliates	213	17.7%	181
Total revenues	**34,058**	**52.7%**	**22,299**
Costs and other deductions			
Operating expenses	(2,880)	13.1%	(2,546)
Cost of purchased crude oil, petroleum and chemical products	(10,124)	71.3%	(5,909)
Transportation expenses	(2,784)	35.7%	(2,052)
Selling, general and administrative expenses	(2,024)	12.4%	(1,800)
Depreciation, depletion and amortization	(1,075)	16.8%	(920)
Taxes other than income taxes	(3,505)	42.7%	(2,456)
Excise and export tariffs	(5,248)	77.7%	(2,954)
Exploration expenses	(171)	25.7%	(136)
Gain from sale of interest in the Azeri, Chirag, Guneshli project	-	-	1,130
Loss on disposals and impairments of assets	(213)	208.7%	(69)
Income from operating activities	**6,034**	**31.5%**	**4,587**
Interest expense	(300)	9.9%	(273)
Interest and dividend income	180	29.5%	139
Currency translation gain	135	(8.8)%	148
Other non-operating income	21	90.9%	11
Minority interest	(62)	72.2%	(36)
Income before income taxes	**6,008**	**31.3%**	**4,576**
Current income taxes	(1,614)	71.9%	(939)
Deferred income taxes	(146)	114.7%	(68)
Total income tax expense	**(1,760)**	**74.8%**	**(1,007)**
Net income	**4,248**	**19.0%**	**3,569**
Cumulative effect of change in accounting principle, net of tax	-	-	132
Net income	4,248	14.8%	3,701

	2004	Change from 2003	2003
Earnings per share of common stock (in US dollars):			
Basic	5.20	15.0%	4.52
Diluted	5.13	15.3%	4.45
Exclusion of special items:			
Cumulative effect of change in accounting principle, net of tax	-	-	(132)
Gain from sale of interest in the Azeri, Chirag, Guneshli project	-	-	(1,130)
Pension curtailment	-	-	(53)
Net income excluding special items	**4,248**	**78.0%**	**2,386**

The analysis of the main financial indicators of the financial statements is provided below.

Special items

In December 2003 we took the decision to replace the Group's existing defined benefit pension plan with a new plan. The new plan is principally a defined contribution plan. This resulted in the recognition of a curtailment gain of $53 million.

Net income for 2003 includes a non-taxable gain from the sale of our interest in the Azeri, Chirag, Guneshli project of $1,130 million.

Sales revenue

Sales breakdown	2004		2003	
	(millions of US dollars)			
Crude oil				
Export and sales on international markets other than CIS	10,338	30.5%	6,411	29.0%
Export and sales to CIS	602	1.8%	433	2.0%
Domestic sales	181	0.5%	374	1.7%
	11,121	**32.8%**	**7,218**	**32.7%**
Refined products				
Export and sales on international markets				
Wholesale	11,403	33.7%	7,214	32.6%
Retail	3,914	11.6%	2,266	10.3%
Domestic sales				
Wholesale	3,429	10.1%	2,608	11.8%
Retail	1,236	3.7%	842	3.8%
	19,982	**59.1%**	**12,930**	**58.5%**
Petrochemicals				
Export and sales on international markets	1,021	3.0%	671	3.0%
Domestic sales	332	1.0%	251	1.1%
	1,353	**4.0%**	**922**	**4.1%**
Other	**1,389**	**4.1%**	**1,048**	**4.7%**
Total sales	**33,845**	**100.0%**	**22,118**	**100.0%**

Sales volumes	**2004**		**2003**	
Crude oil	(thousands of barrels)			
Export and sales on international markets other than CIS	307,523		246,889	
Export and sales to CIS	29,877		29,826	
Domestic sales	11,999		43,826	
Crude oil	(thousands of tonnes)			
Export and sales on international markets other than CIS	41,954	38.6%	33,682	34.3%
Export and sales to CIS	4,076	3.7%	4,069	4.1%
Domestic sales	1,637	1.5%	5,979	6.1%
	47,667	**43.8%**	**43,730**	**44.5%**
Refined products	(thousands of tonnes)			
Export and sales on international markets				
Wholesale	35,946	33.1%	30,193	30.8%
Retail	5,480	5.0%	3,802	3.9%
Domestic sales				
Wholesale	16,981	15.6%	17,967	18.3%
Retail	2,743	2.5%	2,506	2.5%
	61,150	**56.2%**	**54,468**	**55.5%**
Total sales volume of crude oil and refined products	**108,817**	**100.0%**	**98,198**	**100.0%**

Realized average sales prices	2004		2003	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil (excluding CIS)	33.62	246.42	25.97	190.35
Oil (CIS)	20.13	147.57	14.50	106.25
Refined products				
Wholesale		317.24		238.94
Retail		714.19		596.02
Average realized price within Russia				
Oil	15.09	110.58	8.53	62.54
Refined products				
Wholesale		201.94		145.15
Retail		450.64		335.90

During 2004 sales revenues increased by $11,727 million, or 53.0%, compared to 2003.

The total volume of crude oil and refined products sold amounted 108.8 million tonnes, which is 10.8% more than that sold in 2003. Our revenues from crude oil sales increased by $3,903 million, or 54.1%. Our sales of refined products increased by $7,052 million, or 54.5%.

Sales of crude oil and refined products on the international market, including the CIS, accounted for 80.4% of total sales volume in 2004 compared to 73.1% in 2003.

The increase in sales was principally due to the following:

- favorable price conditions: international crude oil market prices were at a ten-year high
- increase in total volume of crude oil production
- increase in marketing activities
- decrease of crude oil sales in Russia and increase in volumes exported on international markets

Sales of crude oil

During 2004 the Company decreased its sales of crude oil on the domestic market compared to the previous year by 4,342 thousand tonnes, or 72.6%. This change was caused by an increase in volumes exported by the Company's domestic producers and an increase in the Group's refineries throughput.

During 2004 we increased exports of crude oil on international markets by the Company's domestic producers by 8,168 thousand tonnes. The increase in export sales, along with an increase in the average realized export price of crude oil on international markets (other than CIS) from $25.97 to $33.62 per barrel, allowed us to obtain an additional $2,012 million in revenues.

Sales of refined products

Sales of refined products made up 59.1% of our total sales revenues (56.2% in terms of volumes sold) compared to 58.5% (55.5% – in terms of volumes) in 2003.

The average realized wholesale price on refined products outside of Russia increased by $78.30 per tonne, or 32.8%. Volumes of refined products sold outside of Russia increased by 5,753 thousand tonnes, or 19.1%. As a result, our revenues from wholesale of refined products outside of Russia increased by $4,189 million, or 58.1%.

In 2004 we increased retail sales of refined products outside of Russia by 1,678 thousand tonnes, or by 44.1% as compared to 2003. The increase was a result of continuing development of the existing retail chains in other regions and structural changes in the retail network we operate. In particular, we acquired Beopetrol in Serbia in 2003 and the additional retail network in the USA in May 2004. Retail sales primarily include sales of gasoline, diesel oil and other refined products (heating oil, lubricants, etc.). Average retail prices increased up to $714.19 per tonne, or by 19.8%. As a result, our revenues from retail sales increased by $1,648 million, or 72.7%. Revenue from retail sales was 25.6% of total sales of refined products outside of Russia in 2004.

Wholesale of refined products within Russia in 2004 decreased by 986 thousand tonnes, or 5.5%, as compared to the same period in 2003. The decrease was caused by an increase in retail sales and increase in export of refined products. It was compensated by an increase of the average domestic realized price on refined products of $56.79 per tonne, or 39.1%. As a result, our revenues from wholesale of refined products on the domestic market increased by $821 million, or 31.5%.

Retail sales within Russia in 2004 increased by 237 thousand tonnes, or 9.5%, as compared to 2003. Average retail prices increased up to $450.64 per tonne, or by 34.2%. As a result, our revenues from retail sales increased by $394 million, or 46.8%. Revenue from retail sales was 26.5% of total sales of refined products in Russia in 2004.

Sales of petrochemical products

Revenues from sales of petrochemical products increased by $431 million, or 46.7%, during 2004. This was mainly due to an increase of production volume up to 2,240 thousand tonnes, or by 7.8%, compared to 2003, and an increase in average realized prices.

Sales of other products

Other sales increased by $341 million, or 32.5%, as a result of sales of other products produced by the Company, and also increased activity in providing other services to third parties.

Equity share in income of affiliates

Our share in the income of affiliates in 2004 increased by $32 million, or 17.7%, compared to 2003, primarily due to an increase in the net income of ZAO Turgay-Petroleum. ZAO Turgay-Petroleum, our 50% interest affiliate company, is a partner in the Turgay Petroleum joint venture developing the Kumkol field in Kazakhstan. The Group's share in the net income of ZAO Turgay-Petroleum in 2004 amounted $45 million that represents an increase of $17 million as compared to 2003.

Operating expenses

Operating expenses include the following types of costs:

	2004	2003
	(millions of US dollars)	
Crude oil extraction expenses	1,556	1,458
Refining expenses	532	454
Petrochemical expenses	207	174
Other operating expenses	585	460
Total operating expenses	2,880	2,546
Cost of purchased crude oil, petroleum and chemical products	10,124	5,909

Compared to 2003, operating expenses increased by $334 million, or 13.1%.

Crude oil extraction expenses. Our extraction expenses include expenditures related to repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs and other similar costs.

Expenses of the Company's production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

Crude oil extraction expenses rose by $98 million, or 6.7%, compared to the respective period of 2003. The increase in total extraction expenses resulted from an increase in volumes of oil produced by our subsidiaries from 76.1 million tonnes in 2003 to 82.4 million tonnes in 2004 as well as an 18.5% real ruble appreciation during the 2004. Despite these facts our average extraction cost per barrel slightly decreased from $2.61 to $2.58 per barrel, or 1.1% (average extraction cost calculated using an average tonnes to barrels conversion rate of 7.33). The decrease was caused by an increase in an average daily oil flow per well from 9.7 tonnes a day in the 2003 to 10.7 tonnes a day in the 2004, or 10.3%, and restructuring of our oil producing assets in the Perm region.

Refining expenses at our refineries increased by $78 million, or 17.2%, in 2004 compared to 2003.

Refining expenses of our domestic refineries increased by 18.7%, or $63 million. This was primarily caused by an appreciation in the exchange rate of the ruble to the US dollar and an increase in volumes produced.

Refining expenses of our international refineries increased by 12.8%, or $15 million due to the recommencement of operations of our Romanian refinery Petrotel-LUKOIL after modernization and an increase in volumes produced.

Operating expenses of petrochemical companies increased by $33 million, or 19.0%, compared to 2003, as result of an appreciation in the exchange rate of the ruble to the US dollar and an increase in volumes produced.

Other operating expenses include the costs of other services provided and goods not related to primary activities (such as electricity, heat, etc.) sold by our production companies, and operating expenses of other non-core businesses of the Group. Other operating expenses also include costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, as well as the amount of the change in crude oil and refined products inventory at the Group's marketing entities. Other operating expenses increased by $125 million, or 27.3%, as compared to 2003 primarily as a result of change in crude oil and refined products inventory in 2004.

Cost of purchased crude oil, petroleum and chemical products increased by $4,215 million in 2004, or 71.3%, compared to the prior period due to a significant increase in volumes of refined products purchased for resale in 2004 by 6,394 thousand tonnes and growth of market prices on crude oil and petroleum products.

Transportation expenses

The increase in the total volume of sales led to an increase in transportation expenses. However, the main factor in the increase of $732 million, or 35.7%, in these expenses compared to 2003 was the increase in the transportation tariffs.

During 2004, transportation tariffs increased as follows: pipeline transport – 10.9%, including increase of Transneft's tariff – 13.3%, sea shipping – 46.7% (weighted average by volumes transported to different locations), railway transport – 21.6%.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by $224 million, or 12.4%, compared to 2003. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff cost), insurance costs, costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

The increase in selling, general and administrative expenses was primarily caused by 18.5% real appreciation of the ruble during 2004. It was partly compensated by movements in the bad debt provision. During 2004 the bad debt provision increased by $48 million, thus increasing general expenses, while for 2003 the bad debt provision increased by $79 million. Also, in 2004 the Company accrued $65 million of compensation to management in relation to the share-based compensation program, compared to $26 million in 2003.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets. Our depreciation, depletion and amortization expenses increased by $155 million, or 16.8%, in comparison to 2003. The increase was a result of the Company's capital expenditure program and corresponding growth of depreciable assets. This increase was partly compensated by upward revisions of the Company's proved reserves and, consequently, an increase in estimated useful economic life of fixed assets.

Taxes other than income taxes

Taxes other than income taxes include mineral extraction tax, property tax and social taxes.

	2004		2003	
	in Russia	**International**	**in Russia**	**International**
	(millions of US dollars)			
Mineral extraction tax	2,971	-	1,966	-
Social security taxes and contributions	302	28	235	21
Property tax	91	20	123	16
Other taxes	60	33	59	36
	3,424	81	2,383	73
Total		3,505		2,456

The increase in taxes other than income taxes resulted primarily from a $1,005 million increase in mineral extraction tax, which is linked to international crude oil prices. Social taxes and contributions in Russia increased by $67 million, or 28.5%, as compared to 2003. As allowed by the current legislation we recalculated domestic property tax for 2002 and 2003 that resulted in $36 million decrease in property tax charge for 2004.

Excise and export tariffs

Our excise and export tariffs include taxes on sales of refined products and export tariffs on export of crude oil and refined products. Excise and export tariffs increased by $2,294 million, or 77.7%, compared to 2003. The increase in export tariff expenses resulted from an increase in export tariff rates and also an increase in volumes exported. The increase in international excise taxes on refined products resulted from an increase in excise taxes and fuel sales taxes and from an increase in volumes of products sold across our international group, primarily in the USA.

	2004		2003	
	in Russia	International	in Russia	International
	(millions of US dollars)			
Excise tax and sales taxes on refined products	547	1,774	449	1,106
Export tariffs	2,913	14	1,392	7
	3,460	1,788	1,841	1,113
Total		5,248		2,954

Exploration expenses

During 2004 the amount charged to exploration expense increased in comparison with 2003 by $35 million, or by 25.7%.

Loss on disposal and impairment of assets

Loss on disposal and impairment of assets in 2004 was $213 million compared to $69 million in 2003. In the second quarter of 2004 we recognized an impairment loss of $35 million in relation to our decision to sell our ownership interest in OAO Bank Petrocommerce. In the third quarter of 2004 we recognized an impairment loss of $70 million in relation to our decision to sell our ownership interest in OOO LUKOIL-Burenie.

Interest expense

Interest expense in 2004 increased by $27 million compared to 2003 primarily due to an increase of LIBOR rates in 2004.

Income taxes

Our total income tax expense increased by $753 million, or 74.8%, compared to 2003 while our income before income tax increased by $1,432 million, or 31.3% (excluding gain on sale of interest in Azeri, Chirag, Guneshli, our income before income tax increased by $2,562 million, or 74.3%).

Our effective tax rate in 2004 was 29.3% (in 2003 it was 29.2%, excluding the effect of gain on sale of interest in Azeri, Chirag, Guneshli), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the period are not tax deductible or only deductible to a certain limit. Moreover, despite the impairment losses recorded in the consolidated financial statements, the disposals of OAO Bank Petrocommerce and OOO LUKOIL-Burenie resulted in a taxable gain under Russian tax legislation. In 2004 income tax expense included $28 million related to these disposals, thus increasing our effective tax rate.

Reconciliation of income before income tax to EBITDA
(earnings before interest, income taxes, depreciation and amortization)

	2004	2003
	(millions of US dollars)	
Income before income taxes	6,008	4,576
Add back:		
Depreciation and amortization	1,075	920
Interest expense	300	273
Interest and dividend income	(180)	(139)
EBITDA	7,203	5,630

LIQUIDITY AND CAPITAL RESOURCES

	2005	2004	2003
	(million US dollars)		
Net cash provided by operating activities	6,097	4,180	2,936
Net cash used in investing activities	(6,225)	(3,741)	(2,792)
Net cash provided by (used in) financing activities	539	(650)	(4)
Net debt	3,354	2,620	3,376
Current ratio	2.14	1.89	1.50
Total debt to equity	19%	19%	28%
Long term debt to long term debt and equity	13%	11%	12%
Total net debt to cash flow from operations	0.55	0.63	1.15

Our primary source of cash flow is funds generated from our operations. During 2005 cash generated by operating activities was $6,097 million, an increase of $1,917 million compared to 2004. In 2005 cash inflow from operating activity was impacted by the following factors:

- increase in revenue
- increase in amount of income tax paid
- increase in volume of export sales and, consequently, prepayment of custom fees, export duties and transportation tariffs.

Moreover, in 2005 our operating cash inflows were significantly affected by an increase of working capital (excluding effect of acquisitions) by $1,540 million compared to January 1, 2005. This was mainly caused by:

- an increase in trade accounts and notes receivable by $942 million, which was resulted from an increase in the price of crude oil and refined products and expansion of marketing activities
- an increase of inventory by $735 million, which was resulted from increased volumes of crude oil and refined products in stock and increased purchase prices.

At the same time, this change in working capital was partly compensated by an increase in trade accounts and notes payable by $194 million, which was resulted from an increase in volumes of purchased crude oil and refined products and growth of related prices.

During 2005 the Company spent $6,856 million on capital investments and acquisitions of interests in other companies, which was $3,131 million more than in 2004. In 2005 we paid $2,874 million (an increase of $2,397 million compared to 2004) mainly for the acquisitions of Nelson, OAO Primorieneftegaz, Oy Teboil Ab and Suomen Petrooli Oy, remaining interest in ZAO SeverTEK, equity interest in OOO Geoilbent and increase of our share in LUKOIL Neftochim Burgas. Cash flows from investing activities include $588 million of cash received primarily from the sale of interests in OOO Narianmarneftegaz, ZAO Globalstroy-Engineering and ZAO Arktikneft.

In 2005 the result of our financing activity was an inflow of $539 million compared to an outflow of $650 million in 2004. This change is explained by the loan of $1,934 million we received for financing acquisition of Nelson. Also in 2005 we repaid short-term borrowings by $468 million more than in 2004.

The Company made payments of $746 million, $661 million, and $467 million for dividends in 2005, 2004 and 2003, respectively.

The Company has sufficient borrowing capacity to meet unanticipated cash requirements. As of December 31, 2005 the Company had available unutilized short-term credit facilities with a number of banks in the amount of $1,264 million.

During 2005 the Group systematically worked at decreasing the level of secured debt, mainly represented by the pledge of export receivables and fixed assets. As of December 31, 2005 the level of secured debt was 35% of the total debt, while as of December 31, 2004 – 48%.

Analysis of capital expenditures

	2005	2004	2003
	(millions of US dollars)		
Exploration and production			
Russia	2,487	2,100	1,537
International	431	189	247
Total exploration and production	2,918	2,289	1,784
Refining, marketing and distribution			
Russia	654	677	911
International	475	393	264
Total refining, marketing and distribution	1,129	1,070	1,175
Chemicals			
Russia	59	55	28
International	18	16	11
Total chemicals	77	71	39
Other	53	17	20
Total capital expenditures*	**4,177**	**3,447**	**3,018**
Acquisitions of subsidiaries **			
Exploration and production			
Russia	778	23	989
International	1,959	143	-
Total exploration and production	2,737	166	989
Refining, marketing and distribution			
Russia	27	1	23
International	229	305	257
Total refining, marketing and distribution	256	306	280
Chemicals			
Russia	-	-	-
International	-	-	-
Total chemicals	–	–	–
Other	–	5	–
Less cash acquired	(119)	-	(44)
Total	**2,874**	**477**	**1,225**

* Including non-cash transactions.
** Including prepayments related to acquisitions of subsidiaries and minority shareholding interest.

Capital expenditures, including non-cash transactions, during 2005 amounted to $4,177 million, $730 million more than in the previous year. The growth was mainly caused by expenditures in our exploration and production segment, which increased by $629 million compared to 2004. The growth in exploration and production capital expenditures in new regions amounted to $367 million. The capital expenditures in traditional exploration regions of the Western Siberia increased by $110 million.

The table below shows our exploration and production capital expenditures in new promising oil regions.

Exploration and production	**2005**	**2004**	**2003**
	(millions of US dollars)		
Northern Timan-Pechora	673	379	363
Yamal	216	325	116
Caspian region	259	77	118
Total	1,148	781	597

2006 Capital Expenditures Program

The Company estimates 2006 capital expenditures will be $5,068 million, which is about 21.3% higher than capital expenditures in 2005. About $3,400 million, or 67.1% of the total, is budgeted for exploration and production activities, with $266 million of that outside of Russia. Exploration and production expenditures will target the most promising exploratory prospects in the Caspian region and major development projects in Timano-Pechora region as well as on the maintenance and increase of production on existing fields in the other regions. Refining, marketing and distribution capital spending is estimated to be $1,015 million, with $366 million of that outside of Russia. Refining, marketing and distribution expenditures in Russia will be allocated to upgrading our refineries and selling facilities. International refining, marketing and distribution capital spending will target our distribution infrastructure in the USA, Hungary, Romania and the other countries, as well as our refineries in Bulgaria, Ukraine and Romania. The capital expenditures in our chemical segment are estimated to be $85 million. The Company may amend the capital expenditures program during the year depending on economic conditions and financial performance of the Group.

Credit rating

The Company has a credit rating of BB by Standard and Poor's, which is three grades below the Russian country credit rating of BBB. Our bonds issued in 2002 are also rated BB.

Moody's rated the Company at Ba1, which is two grades below the Russian country rating of Baa2.

At the beginning of 2006 Fitch Ratings assigned the Company foreign currency and local currency Issuer Default Ratings (IDR) of BBB– and Short-term rating of F3. The outlooks for IDR are Stable. The Fitch's Russian country rating is BBB.

GUARANTEES, OFF-BALANCE-SHEET AGREEMENTS AND CONTRACTUAL OBLIGATIONS, AND OTHER CONTINGENCIES

Financial Guarantees

		Commitment Expiration by Period					
Millions of dollars	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**After**
Guarantees of equity affiliate's debt	454	42	129	80	93	110	-
Guarantees of third party's debt	19	15	4	-	-	-	-

As of December 31, 2005 the Company provided guarantees of $454 million for loans of equity investee and $19 million for third parties. Guarantees issued in regard to LUKARCO, equity investee, primarily relate to borrowings for capital projects. These guarantees were undertaken to enhance the credit standing of the affiliated operations and to achieve lower interest rates. Under the terms of the guarantee, the Company would be required to perform should an affiliate be in default of its loans. There are no assets held as collateral for the obligations of affiliate.

Capital commitments and contractual obligations

The Company and its subsidiaries have significant capital commitments in respect to development of oil and gas fields in Russia These commitments are regulated by law and described in the individual license agreements. Management believes that a significant portion of these commitments will be fulfilled by the services to be performed by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below. We also have long-term lease obligations for retail outlets in the USA and vessels.

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joining the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existing Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $607 million and $60 million, respectively.

In connection with the sale of LUKOIL-Burenie (now named Eurasia Drilling Company) the Group signed a five year contract for drilling services. Under the terms of the contract drilling services will be provided by Eurasia Drilling Company during the next four years totaling $2,276 million.

The Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2006 to be approximately $850 million.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

The following table displays our total on and off balance sheet contractual obligations:

Millions of dollars	Total	2006	2007	2008	2009	2010	After
On balance sheet							
Short term debt	316	316	-	-	-	-	-
Long-term bank loans and borrowings	4,107	471	483	2,374	240	328	211
Long-term non-bank loans and borrowings	126	19	34	25	9	9	30
Long-term loans and borrowings from related parties	65	-	-	-	-	-	65
3.5% Convertible US dollar bonds	94	28	66	-	-	-	-
7.25% Russian ruble bonds	208	-	-	-	208	-	-
Capital lease obligations	74	19	17	15	10	9	4
TOTAL	**4,990**	**853**	**600**	**2,414**	**467**	**346**	**310**
Off balance sheet							
Operating lease obligations	1,140	316	180	108	88	88	360
Obligation under contract with Eurasia Drilling Company	2,276	378	571	661	666	-	-
Capital commitment in LUKOIL-Neftochim Bourgas AD	607	80	168	186	173	-	-
Capital commitment in LUKOIL-Petrotel	60	5	9	3	7	12	24
Obligation under contract with ZAO Globalstroy-Engineering	850	850	-	-	-	-	-
Capital commitments in PSAs	479	339	60	34	4	2	40
Capital commitments under oil and gas license agreements in Russia	1,495	421	424	206	226	103	115

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado, against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants"). ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. The total damages claimed by ADC are approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of personal jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC subsequently filed an appeal on November 27, 2002 with the Court of Appeals in the State of Colorado. On March 25, 2004, the Court of Appeals upheld the October 15, 2002 decision of the District Court. On April 17, 2004, ADC filed a motion for rehearing that was denied on June 17, 2004. ADC then filed a petition for writ of certiorari with the Colorado Supreme Court on July 16, 2004. On January 10, 2005, the Colorado Supreme Court granted certiorari on a narrow issue: whether the Court of Appeals erred by concluding that a trial court may decide a motion to dismiss for lack of personal jurisdiction by weighing and resolving factual issues without an evidentiary hearing. The Colorado Supreme Court declined to review ADC's other requested issue concerning jurisdiction. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' findings that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was dismissed from the lawsuit. The Supreme Court found however, that the trial court erred by not holding an evidentiary hearing concerning the existence of general jurisdiction, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. Therefore, the lawsuit was initially remanded to the trial court to hold an evidentiary hearing on the issue of general jurisdiction. However, in response to a petition for rehearing filed by the Company, the Supreme Court issued a modified opinion on December 19, 2005 remanding this case to the Court of Appeals to consider any remaining issues that were not addressed by the Court of Appeals' previous decision. On March 2, 2006, the Court of Appeals granted the Company's motion to permit supplemental briefing on the issue of forum non convenience. Briefs on this issue were filed by the Company and ADC on March 27, 2006. The Company has filed a motion requesting oral argument on forum non convenience; the Court of Appeals has not ruled on this request. No other timetable has been established for the proceedings in the Court of Appeals. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce made on June 25, 2001 dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. The decision of the Swedish Supreme Court is expected to be issued during 2006. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest rate risk

We are exposed to changes in interest rates, primarily associated with our variable rate short-term and long-term borrowings. We do not utilize any interest rate swaps or other derivatives to hedge against the risk of changes in interest rates on our variable rate debt. As of December 31, 2005 our long-term borrowings that are sensitive to change in interest rates totaled $3,805 million (for details please refer to Note 12 "Long term debts" of the consolidated financial statement). Utilizing the actual fixed interest rates in effect and the balance of our variable rate debt as of December 31, 2005 and assuming a 10% change in interest rates and no change in the balance of debt outstanding, the potential effect on annual interest expense would not be material to our results of operations.

Foreign currency risk

The countries in which our principal operations are located have been subject to hyperinflation and during the last 10 years the local currency has been subject to large devaluations. As a result we are subject to the risk that the local currency may suffer future devaluation that may subject us to losses, depending on our net monetary asset position. We currently do not use any formal hedging arrangements to minimize the effect of these potential losses. Additionally, because we have operations in a number of other countries we are required to conduct business in a variety of foreign currencies and, as a result, we are subject to foreign exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on our geographically diverse operations are varied. We recognized a net foreign currency translation loss of $134 million in 2005, and gains of $135 million and $148 million for the years ended December 31, 2004 and 2003, respectively.

Appreciation of ruble against the US dollar in 2005 had a negative impact on our operating profit and cash flows since it lead to an increase of our costs in dollar terms and a decrease of amount of the export cash revenue in the ruble terms. As mentioned above, a substantial part of our revenue is denominated in US dollars or, to some extent, bound to the oil prices quoted in US dollars, while a significant part of our costs is ruble denominated.

Commodity instruments

The Group participates in certain petroleum products marketing and trading activity outside of its physical crude oil and petroleum products businesses. The Group's derivative activity is limited to these marketing and trading activities and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Company maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. We do not believe our derivative activities pose material credit or market risks to our operations, financial condition or liquidity. The Group recognized an expense from the use of derivative instruments of $171 million, $55 million and $37 million during 2005, 2004 and 2003, respectively. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheet as of December 31, 2005 was a net liability of $26 million (a net asset of $28 million and a net liability $1 million in 2004 and 2003, respectively).

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2, "Summary of significant accounting policies," for descriptions of the Company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Successful Efforts Accounting for Oil and Gas Activities

Accounting for oil and gas activities is subject to special accounting rules that are unique to the oil and gas industry. Property acquisitions, successful exploratory wells, all development costs and support equipment and facilities are capitalized. Artificial stimulation and well work-over costs are included in operating expenses as incurred.

Property Acquisition Costs

For individually significant undeveloped properties, management periodically performs impairment test based on exploration and drilling efforts to date. For undeveloped properties that individually are relatively small, management exercises judgment and determines a periodic property impairment charge as required that is reported in exploration expense.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or "suspended", on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure would be required before production could begin, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. There is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term.

Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery techniques not yet tested and determined to be economic. Proved developed reserves are expected to be produced through existing wells and with existing facilities and operating methods.

The estimates are made using all available geological and reservoir data as well as historical production data Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company's plans.

The Group has included within proved reserves quantities, which the Group expects to produce after the expiry dates of its current production licenses. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. We believe the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Impairment Of Long-Lived Assets

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Asset Retirement Obligations

Under various laws, contracts, permits and regulations, the Company has legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest asset retirement obligations of the Company relate to wells and oil and gas production facilities and pipelines. In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations", the Company records the fair value of liabilities associated with such obligations when incurred. See Note 2 of the financial statements which describes the Company's adoption of SFAS No. 143 effective January 1, 2003. Estimating the future asset retirement obligations costs necessary for this accounting calculation involves significant estimates and judgments by management. Most of these obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

Contingencies

The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can be reasonably estimated. When the loss is determined it is charged to income statement. The Company's management must continually monitor known and potential contingent matters and make appropriate provisions by charges to income statement when warranted by circumstance.

Pension Benefits

Determination of the projected benefit obligations for the Company's defined benefit pension plan is important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. This also impacts the required Company contributions into the plans. The actuarial determination of projected benefit obligations and Company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates and rates of return on plan assets. The judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time. Benefit expense is particularly sensitive to the discount rate and return on plan assets assumptions. Due to the specialized nature of these calculations, the Company engages outside actuarial firms to assist in the determination of these projected benefit obligations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment", which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. The Group will adopt the provisions of SFAS No. 123(R) in the first quarter 2006 and is currently assessing the effect of adoption.

In April 2005, the FASB staff issued FASB Staff Position ("FSP") No. FAS 19-1 "Accounting for Suspended Well Costs". FSP No. 19-1 amends SFAS No. 19 "Financial Accounting and Reporting by Oil and Gas Producing Companies" to revise the criteria for continued capitalization of costs in relation to exploratory wells and exploratory-type stratigraphic wells. As amended, SFAS No. 19 allows continued capitalization of such costs for more than one year, provided (a) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (b) the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if a company obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed impaired, and its costs, net of any salvage value, would be charged to expense. Following adoption of the changes, certain exploration costs which would have been charged to the income statement will remain capitalized and will instead be subject to depreciation, depletion and amortization in future periods. FSP No. 19-1 also requires certain additional disclosures in relation to suspended well costs. The adoption of the provisions of FSP No. 19-1 during 2005 did not have a material impact on the Group's results of operations, financial position or cash flows.

CONSOLIDATED FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH US GAAP) AS OF DECEMBER 31, 2005 AND 2004 AND FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 2005

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America

KPMG Limited

KPMG Limited
Moscow, Russian Federation
May 15, 2006

OAO LUKOIL
Consolidated Balance Sheets
As of December 31, 2005 and 2004
(Millions of US dollars, unless otherwise noted)

	Note	2005	2004
Assets			
Current assets			
Cash and cash equivalents	3	1,650	1,257
Short-term investments		111	149
Accounts and notes receivable, net	5	5,533	3,867
Inventories	6	2,619	1,759
Prepaid taxes and other expenses		2,107	1,242
Other current assets		287	300
Assets held for sale	10	190	-
Total current assets		**12,497**	**8,574**
Investments	7	1,110	779
Property, plant and equipment	8	25,464	19,329
Deferred income tax assets	13	181	138
Goodwill and other intangible assets	9	680	610
Other non-current assets		413	331
Total assets		**40,345**	**29,761**
Liabilities and Stockholders' equity			
Current liabilities			
Accounts payable		2,167	1,787
Short-term borrowings and current portion of long-term debt	11	853	1,265
Taxes payable		2,087	1,238
Other current liabilities		729	255
Total current liabilities		**5,836**	**4,545**
Long-term debt	12, 16	4,137	2,609
Deferred income tax liabilities	13	1,830	698
Asset retirement obligations	8	387	307
Other long-term liabilities		332	338
Minority interest in subsidiary companies		1,019	453
Total liabilities		**13,541**	**8,950**
Stockholders' equity	15		
Common stock		15	15
Treasury stock, at cost		(527)	(706)
Additional paid-in capital		3,730	3,564
Retained earnings		23,586	17,938
Total stockholders' equity		**26,804**	**20,811**
Total liabilities and stockholders' equity		40,345	29,761

President of OAO LUKOIL
Alekperov V.Y.

Deputy Chief accountant of OAO LUKOIL
Kozyrev I.A.

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(Millions of US dollars, unless otherwise noted)

	Note	2005	2004	2003
Revenues				
Sales (including excise and export tariffs)	23	55,774	33,845	22,118
Equity share in income of affiliates	7	441	213	181
Total revenues		56,215	34,058	22,299
Costs and other deductions				
Operating expenses		(3,487)	(2,880)	(2,546)
Cost of purchased crude oil, petroleum and chemical products		(19,398)	(10,124)	(5,909)
Transportation expenses		(3,519)	(2,784)	(2,052)
Selling, general and administrative expenses		(2,578)	(2,024)	(1,800)
Depreciation, depletion and amortization		(1,315)	(1,075)	(920)
Taxes other than income taxes	13	(6,334)	(3,505)	(2,456)
Excise and export tariffs		(9,931)	(5,248)	(2,954)
Exploration expenses		(317)	(171)	(136)
Gain from sale of interest in Azeri Chirag Guneshli	10	-	-	1,130
Gain (loss) on disposals and impairments of assets		52	(213)	(69)
Income from operating activities		9,388	6,034	4,587
Interest expense		(275)	(300)	(273)
Interest and dividend income		96	180	139
Currency translation (loss) gain		(134)	135	148
Other non-operating (expense) income		(44)	21	11
Minority interest		(121)	(62)	(36)
Income before income taxes		8,910	6,008	4,576
Current income taxes		(2,301)	(1,614)	(939)
Deferred income taxes		(166)	(146)	(68)
Total income tax expense	13	(2,467)	(1,760)	(1,007)
Income before cumulative effect of change in accounting principle		6,443	4,248	3,569
Cumulative effect of change in accounting principle, net of tax	2	-	-	132
Net income		6,443	4,248	3,701
Per share of common stock (US dollars):				
Income before cumulative effect of change in accounting principle				
Basic	15	7.91	5.20	4.36
Diluted	15	7.79	5.13	4.30
Net Income				
Basic	15	7.91	5.20	4.52
Diluted	15	7.79	5.13	4.45

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003
(Millions of US dollars, unless otherwise noted)

	2005		2004		2003	
	Stock-holders' equity	Compre-hensive income	Stock-holders' equity	Compre-hensive income	Stock-holders' equity	Compre-hensive income
Common stock						
Balance as of January 1	15		15		15	
Outstanding as of December 31	**15**		**15**		**15**	
Treasury stock						
Balance as of January 1	(706)		(435)		(428)	
Stock purchased	-		(502)		(368)	
Stock sold	179		231		361	
Balance as of December 31	**(527)**		**(706)**		**(435)**	
Additional paid-in capital						
Balance as of January 1	3,564		3,522		3,229	
Premium on non-outstanding shares issued	47		-		38	
Proceeds from sale of treasury stock in excess of carrying amount	119		42		255	
Balance as of December 31	**3,730**		**3,564**		**3,522**	
Retained earnings						
Balance as of January 1	17,938	-	14,371	-	11,186	-
Net income	6,443	6,443	4,248	4,248	3,701	3,701
Dividends on common stock	(795)	-	(681)	-	(516)	-
Balance as of December 31	**23,586**		**17,938**		**14,371**	
Accumulated other comprehensive loss, net of tax						
Balance as of January 1	-	-	(1)	-	(2)	-
Foreign currency translation adjustment	-	-	1	1	1	1
Balance as of December 31	**-**		**-**		**(1)**	
Total comprehensive income for the year		6,443		4,249		3,702
Total stockholders' equity as of December 31	**26,804**		**20,811**		**17,472**	

Share activity

	2005	2004	2003
	(millions of shares)	(millions of shares)	(millions of shares)
Common stock, issued			
Balance as of January 1	850	850	850
Balance as of December 31	**850**	**850**	**850**
Treasury stock			
Balance as of January 1	(34)	(26)	(27)
Purchase of treasury stock	-	(18)	(19)
Sales of treasury stock	12	10	20
Balance as of December 31	**(22)**	**(34)**	**(26)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(Millions of US dollars)

	Note	2005	2004	2003
Cash flows from operating activities				
Net income		6,443	4,248	3,701
Adjustments for non-cash items:				
Cumulative effect of change in accounting principle		-	-	(132)
Depreciation, depletion and amortization		1,315	1,075	920
Equity share in income of affiliates		(397)	(169)	(122)
Gain from sale of interest in Azeri Chirag Guneshli	10	-	-	(1,130)
Dry hole costs		170	42	48
(Gain) loss on disposals and impairments of assets		(52)	213	69
Deferred income taxes		166	146	68
Non-cash currency translation (gain) loss		(26)	(4)	17
Non-cash investing activities		(133)	(123)	(64)
All other items – net		151	97	32
Changes in operating assets and liabilities:				
Accounts and notes receivable		(1,314)	(694)	(797)
Short-term loans receivable of a banking subsidiary		(23)	(101)	(223)
Customer deposits placed in a banking subsidiary		49	(90)	341
Inventories		(735)	(571)	(153)
Accounts payable		245	306	186
Taxes payable		705	310	284
Other current assets and liabilities		(467)	(505)	(109)
Net cash provided by operating activities		**6,097**	**4,180**	**2,936**
Cash flows from investing activities				
Capital expenditures		(3,982)	(3,248)	(2,881)
Proceeds from sale of property, plant and equipment		51	99	62
Purchases of investments		(242)	(540)	(459)
Proceeds from sale of investments		234	242	374
Proceeds from sale of interest in Azeri Chirag Guneshli	10	-	-	1,337
Sale of interests in subsidiaries and affiliated companies		588	183	-
Acquisitions of subsidiaries and minority shareholding interest (including advances related to these acquisitions), net of cash acquired		(2,874)	(477)	(1,225)
Net cash used in investing activities		**(6,225)**	**(3,741)**	**(2,792)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003 (continued)
(Millions of US dollars)

	Note	2005	2004	2003
Cash flows from financing activities				
Net movements of short-term borrowings		(638)	(170)	220
Proceeds from issuance of long-term debt		2,474	1,191	1,445
Principal repayments of long-term debt		(704)	(778)	(1,124)
Dividends paid		(746)	(661)	(467)
Financing from related party		101	-	-
Purchase of treasury stock		-	(502)	(368)
Proceeds from sale of treasury stock		46	273	290
Other – net		6	(3)	-
Net cash provided by (used in) financing activities		**539**	**(650)**	**(4)**
Effect of exchange rate changes on cash and cash equivalents		(18)	33	43
Net increase (decrease) in cash and cash equivalents		**393**	**(178)**	**183**
Cash and cash equivalents at beginning of year		1,257	1,435	1,252
Cash and cash equivalents at end of year	3	**1,650**	**1,257**	**1,435**
Supplemental disclosures of cash flow information				
Interest paid		296	291	320
Income taxes paid		2,402	1,803	895

The accompanying notes are an integral part of these consolidated financial statements.

(Millions of US dollars, except as indicated)

NOTE 1. ORGANIZATION AND ENVIRONMENT

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Government of the Russian Federation transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995, a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The Russian Federation has been experiencing political and economic change, which has affected and will continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the operations and the financial position of the Group. The future business environments may differ from management's assessment.

Basis of preparation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements unless minority interest holders have substantive participating rights. The Group applies the same principles of consolidation for variable interest entities where it is determined to be the primary beneficiary. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in companies of which the Company directly or indirectly owns more than 50% of the voting interest but where minority interest shareholders have substantive participating rights are accounted for using the equity method of accounting. Investments in other companies are recorded at cost. Equity investments and investments in other companies are included in "Investments" in the consolidated balance sheets.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties and other property, plant and equipment, goodwill impairment assessment, asset retirement obligations, deferred income taxes, valuation of financial instruments, and obligations related to employee benefits. Eventual actual amounts could differ from those estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

The Company maintains its accounting records in Russian rubles. The Company's functional currency is the US dollar and the Group's reporting currency is the US dollar.

For operations in the Russian Federation, hyperinflationary economies or operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statement of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of comprehensive income.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

As of December 31, 2005, 2004 and 2003, exchange rates of 28.78, 27.75 and 29.45 Russian rubles to the US dollar, respectively, have been used for translation purposes.

The Russian ruble and other currencies of republics of the former Soviet Union are not readily convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets. Interest bearing security deposits with credit institutions that do not reduce the balance on long-term loan accounts are accounted for within long-term investments.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods using the original discount rate.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. It is assigned to reporting units as of the acquisition date. Goodwill is not amortized, but is tested for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test requires estimating the fair value of a reporting unit and comparing it with its carrying amount, including goodwill assigned to the reporting unit. If the estimated fair value of the reporting unit is less than its net carrying amount, including goodwill, then the goodwill is written down to its implied fair value.

Intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

Impairment of long-lived assets

Long lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as disco unted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued over the reporting periods during which the employee renders service in the Group.

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of the balance sheet date, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Use of derivative instruments

The Group's derivative activity is limited to certain petroleum products marketing and trading outside of its physical crude oil and petroleum products businesses and hedging of commodity price risks. Currently this activity involves the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment", which revises SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25 regarding stock-based employee compensation plans. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. The Group will adopt the provisions of SFAS No. 123(R) in the first quarter 2006 and is currently assessing the effect of adoption.

In April 2005, the FASB staff issued FASB Staff Position ("FSP") No. FAS 19-1 "Accounting for Suspended Well Costs". FSP No. 19-1 amends SFAS No. 19 "Financial Accounting and Reporting by Oil and Gas Producing Companies" to revise the criteria for continued capitalization of costs in relation to exploratory wells and exploratory-type stratigraphic wells. As amended, SFAS No. 19 allows continued capitalization of such costs for more than one year, provided (a) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (b) the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met or if a company obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well would be assumed impaired, and its costs, net of any salvage value, would be charged to expense. Following adoption of the changes, certain exploration costs which would have been charged to the income statement will remain capitalized and will instead be subject to depreciation, depletion and amortization in future periods. FSP No. 19-1 also requires certain additional disclosures in relation to suspended well costs. The adoption of the provisions of FSP No. 19-1 during 2005 did not have a material impact on the Group's results of operations, financial position or cash flows.

Cumulative effect of change in accounting principle

Effective January 1, 2003, the Group adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This accounting standard applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life.

Upon adoption of SFAS No. 143, the Group recorded a cumulative-effect adjustment resulting in an increase to net income of $132 million (net of income tax of $46 million), including the Group's share of the effect of adoption by its equity affiliates. The effect of adoption also included an increase of net property, plant and equipment of $330 million, minority interest of $12 million, non-current deferred income tax assets and liabilities of a net $46 million and an increase in the asset retirement obligation of $140 million.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143" (FIN 47). This Interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event and if the liability's fair value can be reasonably estimated. The adoption of the provisions of FIN 47 in the fourth quarter of 2005 did not have a material impact on the Group's results of operations, financial position or cash flows.

Comparative amounts

Certain prior period amounts have been reclassified to conform with current period presentation.

NOTE 3. CASH AND CASH EQUIVALENTS

	As of December 31, 2005	**As of December 31, 2004**
Cash held in Russian rubles	346	218
Cash held in other currencies	905	557
Cash of a banking subsidiary in other currencies	102	176
Cash held in affiliated banks in Russian rubles	173	255
Cash held in affiliated banks in other currencies	124	51
Total cash and cash equivalents	1,650	1,257

NOTE 4. NON-CASH TRANSACTIONS

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended December 31, 2005	**Year ended December 31, 2004**	**Year ended December 31, 2003**
Non-cash investing activity	133	123	64
Settlement of bond liability with the Company's common stock	300	-	395
Total non-cash transactions	433	123	459

The following table shows the effect of non-cash transactions on investing activity:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Net cash used in investing activity	6,225	3,741	2,792
Non-cash investing activity	133	123	64
Total investing activity	**6,358**	**3,864**	**2,856**

NOTE 5. ACCOUNTS AND NOTES RECEIVABLE, NET

	As of December 31, 2005	As of December 31, 2004
Trade accounts and notes receivable (net of provisions of $80 million and $85 million as of December 31, 2005 and 2004, respectively)	3,410	2,316
Current VAT and excise recoverable	1,772	1,302
Short-term loans receivable of a banking subsidiary	48	25
Other current accounts receivable (net of provisions of $46 million and $66 million as of December 31, 2005 and 2004, respectively)	303	224
Total accounts and notes receivable	**5,533**	**3,867**

NOTE 6. INVENTORIES

	As of December 31, 2005	As of December 31, 2004
Crude oil and petroleum products	1,975	1,310
Materials for extraction and drilling	250	162
Materials and supplies for refining	29	49
Other goods, materials and supplies	365	238
Total inventories	**2,619**	**1,759**

NOTE 7. INVESTMENTS

	As of December 31, 2005	As of December 31, 2004
Investments in equity method affiliates and joint ventures	934	559
Long-term loans given by non-banking subsidiaries	165	197
Other long-term investments	11	23
Total long-term investments	**1,110**	**779**

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of equity method affiliates and corporate joint ventures. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan.

	Year ended December 31, 2005		Year ended December 31, 2004		Year ended December 31, 2003	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	2,972	1,383	2,885	1,313	1,676	757
Income before income taxes	1,214	605	761	392	444	235
Less income taxes	(338)	(164)	(362)	(179)	(106)	(54)
Net income	876	441	399	213	338	181

	As of December 31, 2005		As of December 31, 2004	
	Total	Group's share	Total	Group's share
Current assets	2,650	859	2,727	832
Property, plant and equipment	2,171	1,129	2,073	1,081
Other non-current assets	71	32	457	77
Total assets	4,892	2,020	5,257	1,990
Short-term debt	1,599	347	1,803	396
Other current liabilities	590	249	692	320
Long-term debt	904	487	1,455	705
Other non-current liabilities	6	3	23	10
Net assets	1,793	934	1,284	559

NOTE 8. PROPERTY, PLANT AND EQUIPMENT AND ASSET RETIREMENT OBLIGATIONS

	At cost		Net	
	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004
Exploration and Production:				
Western Siberia	14,237	13,421	6,669	6,063
European Russia	13,245	11,237	8,122	6,434
International	4,527	1,459	4,150	1,305
Total	32,009	26,117	18,941	13,802
Refining, Marketing, Distribution and Chemicals:				
Western Siberia	27	28	22	23
European Russia	6,374	5,765	3,921	3,489
International	3,537	2,824	2,254	1,734
Total	9,938	8,617	6,197	5,246
Other:				
Western Siberia	159	154	78	77
European Russia	215	195	190	158
International	73	62	58	46
Total	447	411	326	281
Total property, plant and equipment	42,394	35,145	25,464	19,329

As described in Note 2, effective January 1, 2003, the Group adopted SFAS No. 143 and began recording asset retirement obligations for estimated dismantlement, abandonment and restoration costs of property, plant and equipment in which a legal obligation exists. In accordance with SFAS No. 143, property, plant and equipment listed above include asset retirement costs associated with these asset retirement obligations.

As of December 31, 2005 and 2004, the asset retirement obligation amounted to $397 million and $317 million, respectively, of which $10 million was included in "Other current liabilities" in the consolidated balance sheets as of each balance sheet date. During 2005 and 2004, asset retirement obligations changed as follows:

	2005	2004
Asset retirement obligations as of January 1	317	221
Accretion expense	30	8
New obligations and changes in estimates of existing obligations	66	88
Spending on existing obligations	(7)	(8)
Property dispositions	(4)	(7)
Foreign currency translation and other adjustments	(5)	15
Asset retirement obligations as of December 31	**397**	**317**

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill and other intangible assets as of December 31, 2005 and 2004 was as follows:

	As of December 31, 2005	As of December 31, 2004
Amortized intangible assets		
Software	205	127
Licenses and other assets	58	66
Goodwill	417	417
Total goodwill and other intangible assets	**680**	**610**

All goodwill amounts relate to the refining, marketing and distribution segment.

NOTE 10. DISPOSITIONS OF SUBSIDIARIES AND ASSETS

In December 2005, the Company made a decision to sell ten tankers. A Group company finalized the sale of eight tankers for a price that approximates the carrying value of $190 million in May 2006. As of December 31, 2005, the Group classified these tankers as assets held for sale in the consolidated balance sheet. The sale of the remaining two tankers is expected to be finalized by July 2007. The Group will use these tankers until that date and they continue to be accounted for as property, plant and equipment. These tankers are included in the "Refining, marketing and distribution" operating segment and "European Russia" geographical segment in Note 23 "Segment information."

In November, 2004, the Company entered into a contract to sell its 100% interest in OOO LUKOIL-Burenie and its subsidiaries ("LUKOIL-Burenie") for $69 million. The terms of the contract required signing a five-year contract for drilling services (refer to Note 20 "Commitments and contingencies") to be provided to the Group and revising the terms of Group financing previously provided to LUKOIL-Burenie. The transaction was completed at the end of December 2004. The Group recognized an impairment loss of $70 million in relation to this transaction during 2004.

In August 2004, the Company entered into contracts to sell its 99% ownership interest in OAO Bank Petrocommerce (the "Bank") for $214 million to a group of companies of a related party, whose management and directors include members of the Group's management and Board of Directors. The Company used an independent valuation in the determination of the selling price. The transaction was structured to be completed in two phases. The first phase, representing the sale of 78% of the Group's ownership interest for $169 million was completed on September 22, 2004. The second phase, in which the Group was to sell its remaining 21% ownership interest in the Bank for $45 million, was expected to be completed by the end of June 2007. The Group recognized an impairment loss of $35 million in relation to this transaction during 2004. In December 2005 the Group and the buyer cancelled the contract related to the second phase. Subsequently, in December 2005, the Group made a public auction for the sale of its remaining 21% ownership interest in the Bank and entered into a contract with the bidder, the same related party, at a selling price of $33 million. This transaction is expected to be completed by the end of June 2006. The Group recognized an additional impairment loss of $12 million during 2005.

As of December 31, 2005 the carrying value of the Group's investment in the Bank is $33 million and is included in "Investments" in the consolidated balance sheet.

In April 2003 a Group company completed the sale of its 10% interest in the production sharing agreement operated by the Azerbaijan International Operating Company for net $1,337 million cash, resulting in the recognition of a net gain of $1,130 million during 2003. This gain is included in the "Exploration and production" operating segment and "International" geographical segment in Note 23 "Segment information."

NOTE 11. SHORT-TERM BORROWINGS AND CURRENT PORTION OF LONG-TERM DEBT

	As of December 31, 2005	**As of December 31, 2004**
Short-term borrowings from third parties	315	875
Short-term borrowings from related parties	1	18
Current portion of long-term debt	537	372
Total short-term borrowings and current portion of long-term debt	**853**	**1,265**

Short-term borrowings are primarily payable in US dollars and are unsecured. The weighted-average interest rate on short-term borrowings from third parties was 5.6% and 5.0% per annum as of December 31, 2005 and 2004, respectively.

NOTE 12. LONG-TERM DEBT

	As of December 31, 2005	**As of December 31, 2004**
Long-term loans and borrowings from third parties (including loans from banks in the amount of $4,107 million and $1,878 million as of December 31, 2005 and 2004, respectively)	4,233	2,276
Long-term loans and borrowings from related parties	65	14
3.5% Convertible US dollar bonds, maturing 2007	94	380
7.25% Russian ruble bonds, maturing 2008	208	216
Capital lease obligation	74	95
Total long-term debt	4,674	2,981
Current portion of long-term debt	(537)	(372)
Total non-current portion of long-term debt	**4,137**	**2,609**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2006 through 2017. About one third of this debt is secured by export sales and property, plant and equipment. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.8% and 5.6% per annum as of December 31, 2005 and 2004, respectively.

A Group company has an unsecured syndicated loan agreement, arranged by Citibank, ABN AMRO Bank, BNP Paribas, Sumitomo Banking Corporation and Societe Generale with an outstanding amount of $1,934 million as of December 31, 2005, maturing in 2008. Borrowings under this agreement bear interest at LIBOR plus 0.7% per annum. This loan facility was used for financing the acquisition of Nelson Resources Limited ("Nelson") (refer to Note 17 "Business combinations").

The Company has a secured syndicated loan agreement, arranged by ABN AMRO Bank and Citibank, with an outstanding amount of $715 million as of December 31, 2005. Borrowings of $429 million under this agreement bear interest at LIBOR plus 1.35% per annum and have maturity dates up to 2008. The balance of $286 million bears interest at LIBOR plus 2.5% per annum and has maturity dates up to 2010.

A Group company has an unsecured syndicated loan agreement with CALYON and ABN AMRO with an outstanding amount of $251 million as of December 31, 2005. Borrowings under this agreement bear interest at LIBOR plus 1.2% per annum and have maturity dates up to 2010.

A Group company has a secured loan agreement, arranged by Credit Swiss First Boston, with an outstanding amount of $222 million as of December 31, 2005. Borrowings under this agreement bear interest at LIBOR plus 4.8% per annum and have maturity dates up to 2015.

A Group company has a number of loan agreements with Natexis bank with a total outstanding amount of $211 million as of December 31, 2005. These agreements have maturity dates up to 2009. Borrowings under these agreements bear interest at a range from LIBOR plus 0.9% to LIBOR plus 2.5% per annum.

A Group company has a loan agreement with Vnesheconombank with an outstanding amount of $129 million as of December 31, 2005. Borrowings under this agreement bear interest at a fixed rate of 3% per annum and have maturity dates up to 2011.

A Group company has a loan agreement with the European Bank of Reconstruction and Development with an outstanding amount of $125 million as of December 31, 2005. Borrowings under this agreement bear interest at LIBOR plus 3.0% per annum and have maturity dates up to 2008.

A Group company has a number of loan agreements with International Finance Corporation with a total outstanding amount of $109 million as of December 31, 2005. These agreements have maturity dates up to 2011. Borrowings under these agreements bear interest at a range from LIBOR plus 2.0% to LIBOR plus 2.5% per annum.

As of December 31, 2005 the Group has a number of other fixed rate loan agreements with a number of banks and organizations totaling $299 million, maturing from 2006 to 2017. The weighted average interest rate under these loans was 5.6% per annum.

As of December 31, 2005 the Group has a number of floating rate loan agreements with a number of banks and organizations totaling $238 million, maturing from 2006 to 2015. The weighted average interest rate under these loans was 7.1% per annum.

A Group company has a loan agreement with ConocoPhillips, the Group's related party, with outstanding amount of $61 million as of December 31, 2005. Borrowings under this agreement bear interest at a fixed rate of 10% per annum and have maturity dates up to 2017. This agreement is a part of the Company's broad-based strategic alliance with ConocoPhillips and this financing is used to develop the distribution infrastructure in the Timan-Pechora region of the Russian Federation.

Convertible US dollar bonds

On November 29, 2002, a Group company issued 350,000 3.5% convertible bonds with a face value of $1,000 each, maturing on November 29, 2007, and exchangeable for 12.112 (previously 11.948) global depository receipts ("GDRs") of the Company per bond. The bonds are convertible into GDRs on or after January 9, 2003 up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 120.53% of the face value in respect of these bonds. A Group company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

As of December 31, 2005, bondholders had converted 266,821 bonds into 12.9 million shares of common stock of the Company. Subsequent to year end, as of May 15, 2006, bondholders had converted an additional 28,295 bonds into 1.4 million shares of common stock of the Company.

Group companies held sufficient treasury stock to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

In November 2004, the Company issued 6 million Russian ruble bonds with a nominal value of 1,000 Russian rubles each, maturing on November 23, 2009. For a period of 7 days commencing on November 13, 2007 the bonds holders have the right to demand the Company repurchase the bonds. The bonds have a half year coupon period and bear interest at 7.25% per annum.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $537 million in 2006, $600 million in 2007, $2,414 million in 2008, $467 million in 2009, $346 million in 2010 and $310 million thereafter.

NOTE 13. TAXES

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the consolidated statement of income as "Total income tax expense" for income taxes, as "Excise and export tariffs" for excise taxes, export tariffs and petroleum products sales taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

Operations in the Russian Federation are subject to Federal and city tax rates that total 9.5% and a regional tax rate that varies from 10.5% to 14.5% at the discretion of the individual regional administration. The majority of the Group's operations in Russia were subject to a combined statutory tax rate of 24%.

There are not currently, and have not been during the three years ended December 31, 2005, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 50% of the taxable profit in 2006 can be reduced by loss relief. Starting from January 1, 2007 this restriction will no longer apply.

Domestic and foreign components of income before income taxes were:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Domestic	7,992	5,167	3,298
Foreign	918	841	1,278
Income before income taxes	8,910	6,008	4,576

Domestic and foreign components of income taxes were:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Current			
Domestic	2,194	1,511	883
Foreign	107	103	56
Current income tax expense	2,301	1,614	939
Deferred			
Domestic	61	76	49
Foreign	105	70	19
Deferred income tax expense	166	146	68
Total income tax expense	2,467	1,760	1,007

The following table is a reconciliation of the amount of income tax expense that would result from applying the Russian statutory tax rate to income before income taxes to total income taxes:

	Year ended December 31, 2005	**Year ended December 31, 2004**	**Year ended December 31, 2003**
Income before income taxes	8,910	6,008	4,576
Notional income tax at Russian statutory rates	2,138	1,442	1,098
Increase (reduction) in income tax due to:			
Non-deductible items, net	407	301	168
Foreign rate differences	(12)	4	(11)
Domestic rate differences	(125)	(23)	(7)
Non-taxable gain on sale of interest in Azeri Chirag Guneshli	-	-	(271)
Foreign currency effect	(5)	6	3
Change in valuation allowance	64	30	(1)
Other	-	-	28
Total income tax expense	2,467	1,760	1,007

Taxes other than income taxes were:

	Year ended December 31, 2005	**Year ended December 31, 2004**	**Year ended December 31, 2003**
Mineral extraction tax	5,590	2,971	1,966
Social taxes and contributions	324	330	257
Property tax	233	111	139
Other taxes and contributions	187	93	94
Taxes other than income taxes	6,334	3,505	2,456

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2005	**As of December 31, 2004**
Other current assets	52	69
Deferred income tax assets – non-current	181	138
Other current liabilities	(18)	(16)
Deferred income tax liabilities – non-current	(1,830)	(698)
Net deferred income tax liability	(1,615)	(507)

The following table sets out the tax effects of each type of temporary differences which give rise to deferred income tax assets and liabilities:

	As of December 31, 2005	As of December 31, 2004
Accounts receivable	15	18
Long-term liabilities	145	111
Inventories	5	29
Property, plant and equipment	131	115
Accounts payable	27	19
Long-term investments	3	5
Operating loss carry forwards	121	131
Other	69	51
Total gross deferred income tax assets	516	479
Less valuation allowance	(134)	(70)
Deferred income tax assets	**382**	**409**
Property, plant and equipment	(1,747)	(714)
Accounts payable	(8)	(5)
Accounts receivable	(9)	(8)
Long-term liabilities	(117)	(72)
Inventories	(30)	(17)
Long-term investments	(66)	(83)
Other	(20)	(17)
Deferred income tax liabilities	**(1,997)**	**(916)**
Net deferred income tax liability	**(1,615)**	**(507)**

As a result of business combinations, during 2005 the Group recognised a net deferred tax liability of $923 million.

As of December 31, 2005, retained earnings of foreign subsidiaries included $7,066 million for which deferred taxation has not been provided because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested. The amount of deferred tax liability on this amount is not practicable to calculate.

In accordance with SFAS No. 52 "Foreign currency translation" and SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible temporary differences and loss carry forwards, net of existing valuation allowances as of December 31, 2005 and 2004.

As of December 31, 2005, the Group had operating loss carry forwards of $475 million of which $1 million expire during 2010, $36 million expire during 2013, $38 million expire during 2014, $21 million expire during 2015, and $379 million have indefinite carry forward.

NOTE 14. PENSION BENEFITS

The Company sponsors a post employment and post retirement benefits program. The primary component of the post employment and postretirement benefits program is a defined benefit pension plan that covers the majority of the Group's employees. This plan is administered by a non-state pension fund, LUKOIL-GARANT, and provides pension benefits primarily based on years of service and final remuneration levels. The Company also provides several long-term employee benefits such as death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature and other defined benefits to certain old age and disabled pensioners who have not vested any pensions under the pension plan.

In December 2003, the Company took the decision to replace its existing pension plan with a new plan. The new plan primarily consists of a defined benefit plan enabling employees to contribute a portion of their salary to the plan and at retirement to receive a lump sum amount from the Company equal to all past contributions made by the employee up to 7% of their annual salary. Employees also have the right to receive upon retirement the benefits accumulated under the previous pension plan. These benefits have been fixed and included in the benefit obligation as of December 31, 2005 and 2004. The amount was determined primarily based on a formula including past pensionable service and relative salaries as of December 31, 2003. The Company recorded a gain of $53 million during 2003 as a result of this curtailment.

The Company uses December 31 as the measurement date for its post employment and post retirement benefits program. An independent actuary has assessed the benefit obligations as of December 31, 2005 and 2004.

The following table provides information about the benefit obligations, plan assets and actuarial assumptions used as of December 31, 2005 and 2004. The benefit obligations below represent the projected benefit obligation of the pension plan.

	2005	**2004**
Benefit obligations		
Benefit obligations as of January 1	198	156
Effect of exchange rate changes	(8)	11
Service cost	9	7
Interest cost	17	14
Plan amendments	4	7
Actuarial loss	2	29
Benefits paid	(20)	(12)
Curtailment gain	-	(14)
Benefit obligations as of December 31	**202**	**198**
Plan assets		
Fair value of plan assets as of January 1	63	55
Effect of exchange rate changes	(3)	4
Return on plan assets	9	8
Employer contributions	24	14
Benefits paid	(20)	(12)
Assets transferred as a result of settlement	-	(6)
Fair value of plan assets as of December 31	**73**	**63**
Funded status	(129)	(135)
Unamortized prior service cost	53	54
Unrecognized actuarial gain	(45)	(47)
Net amount recognized	**(121)**	**(128)**
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities included in "Other long-term liabilities"	(121)	(128)
Assumptions:		
Discount rate	9.2%	9.2%
Expected return on plan assets	10.0%	10.0%

The real returns on bonds and equities are based on what is observed in the international markets over extended periods of time. In the calculation of the expected return on assets no use is made of the historical returns LUKOIL-GARANT has achieved.

In addition to the plan assets, LUKOIL-GARANT holds assets in the form of an insurance reserve. The purpose of this insurance reserve is to satisfy pension obligations should the plan assets not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

The plans are funded on a discretionary basis through a solidarity account, which is held in trust with LUKOIL-GARANT. LUKOIL-GARANT does not allocate separately identifiable assets to the Group or its other third party clients. All funds of plan assets and other individual pension accounts are managed as a pool of investments.

The asset allocation of the investment portfolio maintained by LUKOIL-GARANT for the Group and its clients was as follows:

Type of assets	**As of December 31, 2005**	**As of December 31, 2004**
Promissory notes of Russian issuers	30%	6%
Russian corporate bonds	20%	23%
Bank deposits	16%	8%
Equity securities of Russian issuers	10%	19%
Russian state bonds	9%	-
Shares of OAO LUKOIL	5%	8%
Shares in investment funds	5%	-
Russian municipal bonds	3%	6%
Accounts receivable from investment companies	-	28%
Other assets	2%	2%
	100%	100%

The investment strategy employed by LUKOIL-GARANT includes an overall goal to attain a maximum investment return, while guaranteeing the principal amount invested. The strategy is to invest with a medium-term perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules and limitations to avoid concentrations of investments.

The investment portfolio is primarily comprised of two types of investments: securities with fixed yield and equity securities. The securities with fixed yield include mainly high yield corporate bonds and promissory notes of banks with low and medium risk ratings. Maturities range from one to three years.

The following table details the targeted investment mix for 2006 and the maximum limits on investment type.

Type of investment	**2006 Target Allocation**	**Maximum Allocation Allowed**
Russian corporate bonds	31%	50%
Promissory notes of Russian issuers	5%	50%
Equity securities of Russian issuers	28%	50%
Russian municipal bonds	31%	50%
Other, including bank deposits	5%	50%
	100%	

Components of net periodic benefit cost were as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Service cost	9	7	5
Interest cost	17	14	34
Less expected return on plan assets	(6)	(5)	(7)
Amortization of prior service cost	5	5	19
Actuarial gain	(3)	(5)	(4)
Curtailment gain	-	(8)	(53)
Total net periodic benefit cost (income)	22	8	(6)

Total employer contributions for 2006 are expected to be $18 million.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

	2006	2007	2008	2009	2010	5-year period 2006-2010	5-year period 2011-2015
Pension benefits	23	9	12	12	13	69	54
Other long-term employee benefits	15	9	10	11	11	56	62
Total expected benefits to be paid	38	18	22	23	24	125	116

NOTE 15. STOCKHOLDERS' EQUITY

Common stock

	As of December 31, 2005 (millions of shares)	As of December 31, 2004 (millions of shares)
Authorized and issued common stock, par value of 0.025 Russian rubles each	850	850
Common stock held by subsidiaries, not considered as outstanding	(2)	(5)
Treasury stock	(22)	(34)
Outstanding common stock	826	811

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 66,327 million Russian rubles, 78,028 million Russian rubles and 48,042 million Russian rubles, respectively for 2005, 2004 and 2003, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2005, 2004 and 2003 amounted to $2,304 million, $2,812 million and $1,631 million, respectively.

At the annual stockholders' meeting on June 28, 2005, dividends were declared for 2004 in the amount of 28.00 Russian rubles per common share, which at the date of the decision was equivalent to $0.98.

At the annual stockholders' meeting on June 24, 2004, dividends were declared for 2003 in the amount of 24.00 Russian rubles per common share, which at the date of the meeting was equivalent to $0.83.

At the annual stockholders' meeting on June 26, 2003, dividends were declared for 2002 in the amount of 19.50 Russian rubles per common share, which at the date of the decision was equivalent to $0.64.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Income before cumulative effect of change in accounting principle	6,443	4,248	3,569
Cumulative effect of change in accounting principle	-	-	132
Net income	6,443	4,248	3,701
Add back convertible debt interest (net of tax at effective rate)			
1% Convertible US dollar bonds, maturing 2003	-	-	13
3.5% Convertible US dollar bonds, maturing 2007	26	27	27
Total diluted income before cumulative effect of change in accounting principle	6,469	4,275	3,609
Total diluted net income	**6,469**	**4,275**	**3,741**
Weighted average number of outstanding common shares (thousands of shares)	814,417	817,294	819,169
Add back treasury shares held in respect of convertible debt (thousands of shares)	15,957	16,847	20,977
Weighted average number of outstanding common shares, after dilution (thousands of shares)	830,374	834,141	840,146

NOTE 16. FINANCIAL AND DERIVATIVE INSTRUMENTS

Commodity derivative instruments

The Group uses derivative instruments in its international petroleum products marketing and trading operations. The types of derivative instruments used include futures and swap contracts, used for hedging purposes, and purchase and sale contracts that qualify as derivative instruments. The Group maintains a system of controls over these activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group recognized an expense from the use of derivative instruments of $171 million, $55 million and $37 million during 2005, 2004 and 2003, respectively. The expense is included in "Cost of purchased crude oil, petroleum and chemical products" in the consolidated statements of income. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheets was a net liability of $26 million and a net asset of $28 million as of December 31, 2005 and 2004, respectively.

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt differs from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2005 and 2004 was $5,081 million and $3,124 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

NOTE 17. BUSINESS COMBINATIONS

During the period from November to December 2005, a Group company acquired 51% of the share capital of OAO Primorieneftegaz for $261 million. OAO Primorieneftegaz is a Russian oil and gas exploration company operating in the European Russia

During the period from October 14 to December 5, 2005, a Group company acquired 100% of the share capital of Nelson for $1,951 million. Nelson is an exploration and production company operating in western Kazakhstan. Nelson owns an effective 76% interest in the Karakuduk field, 50% interest in Alibekmola, Kozhasai, North Buzachi and Arman fields. In addition, Nelson holds an option to acquire a 25% interest in two exploration blocks in the Kazakhstan sector of the Caspian Sea – South Zhambai and South Zaburunye. The purpose of the acquisition was to increase the Group's presence in the Kazakhstan oil and gas sector and its international oil and gas reserves.

Nelson's results of operations are included in the Group's consolidated statement of income from October 14, 2005.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	170
Property, plant and equipment	2,794
Other non-current assets	55
Total assets acquired	3,019
Current liabilities	(166)
Non-current deferred tax liabilities	(769)
Long-term debt	(87)
Minority interest	(31)
Other non-current liabilities	(15)
Total liabilities assumed	(1,068)
Net assets acquired	**1,951**

In November 2005, a Group company acquired the remaining 50% of the share capital of ZAO SeverTEK for $318 million from Neste Oil Corporation (including $98 million repayment of ZAO SeverTEK debt). The acquisition increased the Group's ownership stake in ZAO SeverTEK to 100%. ZAO SeverTEK is an exploration and production company operating within the Komi Republic of the Russian Federation.

In July 2005, a Group company acquired 66.0% of the share capital of OOO Geoilbent for $180 million. OOO Geoilbent is an exploration and production company operating in the West Siberian region of the Russian Federation. All decisions over OOO Geoilbent's financing and operating activities require approval by at least a 66.7% majority of the voting rights. Because the minority shareholder of OOO Geoilbent holds substantive participating rights, the Group accounts for its investment in OOO Geoilbent using the equity method of accounting.

In March 2005, a Group company acquired a 100% interest in Oy Teboil Ab and Suomen Petrooli Oy for $160 million. Oy Teboil Ab and Suomen Petrooli Oy are marketing and distribution companies mainly engaged in operating a chain of retail petrol stations, wholesale of refined products and production and sale of lubricants in Finland.

In January 2005, a Group company acquired an additional 22% interest in LUKOIL Neftochim Bourgas AD for $56 million (20.7% interest was acquired from a related party for $52 million). The acquisition increased the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 93.2%. In August 2005, a Group company acquired an additional 4% interest in LUKOIL Neftochim Bourgas AD for $10 million, thereby increasing the Group's ownership stake in LUKOIL Neftochim Bourgas AD to 97.2%.

In December 2004, a Group company acquired the remaining 50% interest in LUKAgip N.V. ("LUKAgip") for $143 million from Eni Group (of which $111 million represents repayment of debt to the Eni Group). The acquisition increased the Group's ownership in LUKAgip to 100%. LUKAgip owns a 24% interest in the Meleiha Hydrocarbon License Concession Agreement located onshore in Egypt. It also owns a 10% interest in the Shakh Deniz Exploration, Development and Production Sharing Agreement, 8% of the midstream gas marketing entity, the Azerbaijan Gas Supply Company, and 100% of LUKAgip Midstream B.V., which holds LUKAgip's 10% interest in the South Caucasus Pipeline Company.

On January 26, 2004, a Group company entered into an agreement with ConocoPhillips to purchase 308 gas stations and contracts to supply petroleum products to an additional 471 gas stations in the Northeast of the United States of America for $270 million. The transaction was finalized in May 2004.

Purchases of interests in OAO Primorieneftegaz, Nelson, ZAO SeverTEK, Oy Teboil Ab, Suomen Petrooli Oy and LUKOIL Neftochim Bourgas AD did not have a material impact on the Group's consolidated operations for the period ended December 31, 2005. Therefore, no pro-forma income statement information has been provided in these consolidated financial statements.

NOTE 18. CONSOLIDATION OF VARIABLE INTEREST ENTITY

On June 30, 2005, the Company completed the formation of a joint venture with ConocoPhillips within the framework of their broad-based strategic alliance. This joint venture was created by selling ConocoPhillips an interest in the Company's wholly owned subsidiary OOO Narianmarneftegaz ("NMNG") for $529 million. This joint venture is to develop oil reserves in the Timan-Pechora region of the Russian Federation. The Group and ConocoPhillips have equal voting rights over the joint venture's activity and effective ownership interests of 70% and 30%, respectively. As of June 30, 2005, NMNG's total assets were approximately $1.6 billion.

The Group has determined that NMNG is a variable interest entity as the Group's voting rights are not proportionate to its ownership rights and all of NMNG's activities are conducted on behalf of the Group and ConocoPhillips, its related party. The Group has also determined that it is the primary beneficiary and has consolidated NMNG.

As a result of the transaction, the Group recognized a gain of $152 million, which is included in "Gain (loss) on disposals and impairments of assets" in the consolidated statement of income.

NOTE 19. FINANCIAL GUARANTEES

The Group has entered into various guarantee arrangements. These arrangements arose in transactions related to enhancing the credit standing of an affiliated company LUKARCO and borrowings of the Group's suppliers.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

	As of December 31, 2005	**As of December 31, 2004**
Guarantees of equity investees' debt	454	629
Guarantees of third parties' debt	19	13
Total	473	642

Guarantees on debt

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $709 million was drawn as of December 31, 2005. Borrowings under this loan bear interest at LIBOR plus 2.5% and are partly payable by February 7, 2007 with the remaining outstanding balance repayable by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2005, the total amount of the Company's guarantee was $447 million, which includes $64 million related to accrued interest on the outstanding amount. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at maturity date. No collateral secures LUKARCO's obligation or the Company's guarantee. There are no material amounts being carried as liabilities for the Group's obligations under this guarantee.

NOTE 20. COMMITMENTS AND CONTINGENCIES

Capital expenditure, exploration and investment programs

The Group owns and operates refineries in Bulgaria (LUKOIL Neftochim Bourgas AD) and Romania (Petrotel-LUKOIL). As a result of Bulgaria and Romania joining the European Union in 2007, LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL are required to upgrade their refining plants to comply with the requirements of European Union legislation in relation to the quality of produced petroleum products and environmental protection. These requirements are stricter than existing Bulgarian and Romanian legislation. The Group estimates the amount of future capital commitment required to upgrade LUKOIL Neftochim Bourgas AD and Petrotel-LUKOIL to be approximately $607 million and $60 million, respectively.

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $1,380 million over the next 5 years and of $115 million thereafter. Management believes that a significant portion of these commitments will be fulfilled by the services to be performed by Eurasia Drilling Company and ZAO Globalstroy-Engineering as discussed below.

In connection with the sale of LUKOIL-Burenie (refer to Note 10 "Dispositions of subsidiaries and assets") the Group signed a five year contract for drilling services. Under the terms of the contract, drilling services of $378 million, $571 million, $661 million, and $666 million will be provided by LUKOIL-Burenie (now Eurasia Drilling Company) during 2006, 2007, 2008, and 2009, respectively.

The Company has signed a four-year agreement for the provision of construction, engineering and technical services with ZAO Globalstroy-Engineering. The volume of these services is based on the Group's capital construction program, which is re-evaluated on an annual basis. The Group estimates the amount of capital commitment under this agreement for 2006 to be approximately $850 million.

Group companies have commitments for capital expenditure contributions in the amount of $479 million related to various production sharing agreements over the next 32 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq in alliance with ConocoPhillips.

Operating lease obligations

A Group company has commitments of $1,140 million primarily for the lease of vessels and petroleum distribution outlets over the next 9 years. Commitments for minimum rentals under these leases as of December 31, 2005 are as follows:

	As of December 31, 2005
2006	316
2007	180
2008	108
2009	88
2010	88
beyond	360

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Management believes that the Group has adequate property damage coverage for its main production assets. In respect of third party liability for property and environmental damage arising from accidents on Group property or relating to Group operations, the Group has insurance coverage that is generally higher than insurance limits set by the local legal requirements. Management believes that the Group has adequate insurance coverage of the risks, which could have a material effect on the Group's operations and financial position. The Group has limited business interruption insurance coverage. Management does not believe that it is appropriate to have full insurance coverage against business interruption given the Group's geographical diversity and the limited impact it considers likely to occur from a single event.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

As liabilities in respect of the Group's environmental obligations are able to be determined, they are charged against income over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and frequently changing legislation, which is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. In the Russian Federation a tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation. Such factors may create taxation risks in the Russian Federation and other emerging markets where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The regional organizational structure of the Russian Federation tax authorities and the regional judicial system can mean that taxation issues successfully defended in one region may be unsuccessful in another region. The tax authorities in each region may have a different interpretation of similar taxation issues. There is however some degree of direction provided from the central authority based in Moscow on particular taxation issues.

The Group has implemented tax planning and management strategies based on existing legislation at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment and other republics of the former Soviet Union, and, at times, the authorities have attempted to impose additional significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects on the financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

"Income tax expense" and "Taxes other than income taxes" in the consolidated statement of income include $163 million in relation to the results of tax audits of the Group companies for periods prior to the 2004 financial year.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the District Court of Denver, Colorado, against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants"). ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license to Almazny Bereg, a joint venture between ADC and AGD. The total damages claimed by ADC are approximately $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of personal jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC subsequently filed an appeal on November 27, 2002 with the Court of Appeals in the State of Colorado. On March 25, 2004, the Court of Appeals upheld the October 15, 2002 decision of the District Court. On April 17, 2004, ADC filed a motion for rehearing that was denied on June 17, 2004. ADC then filed a petition for writ of certiorari with the Colorado Supreme Court on July 16, 2004. On January 10, 2005, the Colorado Supreme Court granted certiorari on a narrow issue: whether the Court of Appeals erred by concluding that a trial court may decide a motion to dismiss for lack of personal jurisdiction by weighing and resolving factual issues without an evidentiary hearing. The Colorado Supreme Court declined to review ADC's other requested issue concerning jurisdiction. On November 21, 2005, the Colorado Supreme Court affirmed the lower courts' findings that no specific jurisdiction exists over the Defendants. By virtue of this finding, AGD (the holder of the diamond exploration license) was dismissed from the lawsuit. The Supreme Court found however, that the trial court erred by not holding an evidentiary hearing concerning the existence of general jurisdiction, which is whether the Company had systematic and continuous contacts in the State of Colorado at the time the lawsuit was filed. Therefore, the lawsuit was initially remanded to the trial court to hold an evidentiary hearing on the issue of general jurisdiction. However, in response to a petition for rehearing filed by the Company, the Supreme Court issued a modified opinion on December 19, 2005 remanding this case to the Court of Appeals to consider any remaining issues that were not addressed by the Court of Appeals' previous decision. On March 2, 2006, the Court of Appeals granted the Company's motion to permit supplemental briefing on the issue of forum non convenience. Briefs on this issue were filed by the Company and ADC on March 27, 2006. The Company has filed a motion requesting oral argument on forum non convenience; the Court of Appeals has not ruled on this request. No other timetable has been established for the proceedings in the Court of Appeals. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

On February 20, 2004, the Stockholm District Court overturned the decision of the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce made on June 25, 2001 dismissing ADC's action against AGD based on lack of jurisdiction. ADC's lawsuit against AGD was initially filed with the Arbitral Tribunal of the Arbitration Institute of the Stockholm Chamber of Commerce claiming alleged non-performance under an agreement between the parties and its obligation to transfer the diamond exploration license to Almazny Bereg. This lawsuit claimed compensation of damages amounting to $492 million. In March 2004, AGD filed an appeal against the Stockholm District Court decision with the Swedish Court of Appeals. On November 15, 2005, the Swedish Court of Appeals denied AGD's appeal and affirmed the Stockholm District Court decision. On December 13, 2005, AGD filed an appeal against the Swedish Court of Appeals decision with the Swedish Supreme Court. The decision of the Swedish Supreme Court is expected to be issued during 2006. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

NOTE 21. RELATED PARTY TRANSACTIONS

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company considers that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant. Related party sales and purchases of oil and oil products were primarily to and from affiliated companies and the Company's shareholder ConocoPhillips. Purchases of construction services were primarily from affiliated companies.

Below are related party transactions not disclosed elsewhere in the financial statements. Refer also to Notes 3, 10, 11, 12, 14, 17, 18, 19 and 22 for other transactions with related parties.

Sales of oil and oil products to related parties were $605 million, $153 million and $124 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Other sales to related parties were $58 million, $63 million and $76 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Purchases of oil and oil products from related parties were $2,248 million, $770 million and $270 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Purchases of construction services from related parties were $378 million, $648 million and $451 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Other purchases from related parties were $54 million, $71 million and $99 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Purchases of insurance services from related parties, whose management and directors include members of the Group's management, were $133 million, $138 million and $200 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Amounts receivable from related parties, including loans and advances, were $160 million and $225 million as of December 31, 2005 and 2004, respectively. Amounts payable to related parties were $127 million and $150 million as of December 31, 2005 and 2004, respectively.

NOTE 22. COMPENSATION PLAN

During 2003, the Company introduced a compensation plan available to certain members of management, which provides compensation based upon share appreciation rights on the Company's common stock. The number of shares, or rights, allocated to the plan is approximately 11 million shares. These rights vest in December 2006. The Group has accrued a liability of $283 million, included in "Other current liabilities", and $68 million, included in "Other long-term liabilities", as of December 31, 2005 and 2004, respectively and recorded $263 million and $65 million of compensation expense during the year ended December 31, 2005 and 2004, respectively. The Group also recorded compensation of $26 million during the year ended December 31, 2003 in relation to this and a previous plan that expired in 2003.

NOTE 23. SEGMENT INFORMATION

Presented below is information about the Group's operating and geographical segments for the years ended December 31, 2005, 2004 and 2003 in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Group has four operating segments – exploration and production; refining, marketing and distribution; chemicals and other business segments. These segments have been determined based on the nature of their operations. Management on a regular basis assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. The chemicals segment refines and sells chemical products. Activities of the other business operating segment include the development of businesses beyond the Group's traditional operations.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

2005	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,047	53,064	1,628	35	-	55,774
Inter-segment	14,821	1,041	22	138	(16,022)	-
Total sales	15,868	54,105	1,650	173	(16,022)	55,774
Operating expenses and total cost of purchases	2,602	34,652	1,314	126	(15,809)	22,885
Depreciation, depletion and amortization	824	464	15	12	-	1,315
Interest expense	73	335	2	50	(185)	275
Income tax expense	1,111	1,317	35	4	-	2,467
Net income	3,362	3,059	122	52	(152)	6,443
Total assets	25,480	23,682	586	5,130	(14,533)	40,345
Capital expenditures	2,918	1,129	77	53	-	4,177

2004	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,614	30,807	1,384	40	-	33,845
Inter-segment	8,379	822	13	103	(9,317)	-
Total sales	9,993	31,629	1,397	143	(9,317)	33,845
Operating expenses and total cost of purchases	2,610	18,469	1,119	89	(9,283)	13,004
Depreciation, depletion and amortization	676	377	8	14	-	1,075
Interest expense	76	272	2	93	(143)	300
Income tax expense	568	1,159	20	13	-	1,760
Net income	1,221	2,908	175	117	(173)	4,248
Total assets	17,827	17,029	462	3,143	(8,700)	29,761
Capital expenditures	2,289	1,070	71	17	-	3,447

2003	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,580	19,542	963	33	-	22,118
Inter-segment	5,702	285	8	46	(6,041)	-
Total sales	7,282	19,827	971	79	(6,041)	22,118
Operating expenses and total cost of purchases	2,349	11,323	808	25	(6,050)	8,455
Depreciation, depletion and amortization	606	304	4	6	-	920
Interest expense	66	199	3	84	(79)	273
Income tax expense	381	605	11	10	-	1,007
Net income	1,995	1,573	72	99	(38)	3,701
Total assets	15,851	13,479	282	3,789	(6,827)	26,574
Capital expenditures	1,784	1,175	39	20	-	3,018

Geographical segments

	2005	2004	2003
Sales of crude oil within Russia	120	181	374
Export of crude oil and sales of crude oil by foreign subsidiaries	16,367	10,940	6,844
Sales of petroleum products within Russia	6,725	4,665	3,450
Export of petroleum products and sales of petroleum products by foreign subsidiaries	29,216	15,317	9,480
Sales of chemicals within Russia	469	332	251
Export of chemicals and sales of chemicals by foreign subsidiaries	1,134	1,021	671
Other sales within Russia	821	713	568
Other export sales and other sales of foreign subsidiaries	922	676	480
Total sales	55,774	33,845	22,118

2005	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	250	8,656	46,868	-	55,774
Inter-segment	8,947	21,098	31	(30,076)	-
Total sales	9,197	29,754	46,899	(30,076)	55,774
Operating expenses and total cost of purchases	1,372	10,829	40,590	(29,906)	22,885
Depletion, depreciation and amortization	389	618	308	-	1,315
Interest expense	17	160	133	(35)	275
Income taxes	539	1,716	212	-	2,467
Net income	2,116	4,015	925	(613)	6,443
Total assets	9,301	21,207	14,361	(4,524)	40,345
Capital expenditures	1,100	2,146	931	-	4,177

2004	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	698	6,739	26,408	-	33,845
Inter-segment	4,780	12,081	20	(16,881)	-
Total sales	5,478	18,820	26,428	(16,881)	33,845
Operating expenses and total cost of purchases	1,457	6,334	22,045	(16,832)	13,004
Depletion, depreciation and amortization	366	533	176	-	1,075
Interest expense	33	234	92	(59)	300
Income taxes	236	1,351	173	-	1,760
Net income	607	3,295	682	(336)	4,248
Total assets	5,625	16,796	10,579	(3,239)	29,761
Capital expenditures	1,082	1,767	598	-	3,447

2003	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	512	5,346	16,260	-	22,118
Inter-segment	3,212	7,572	22	(10,806)	-
Total sales	3,724	12,918	16,282	(10,806)	22,118
Operating expenses and total cost of purchases	1,023	4,836	13,414	(10,818)	8,455
Depletion, depreciation and amortization	314	476	130	-	920
Interest expense	13	233	70	(43)	273
Income taxes	172	773	62	-	1,007
Net income	584	1,761	1,376	(20)	3,701
Total assets	6,721	15,912	7,247	(3,306)	26,574
Capital expenditures	543	1,953	522	-	3,018

(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" in six separate tables:

I. Capitalized costs relating to oil and gas producing activities

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

III. Results of operations for oil and gas producing activities

IV. Reserve quantity information

V. Standardized measure of discounted future net cash flows

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Amounts shown for equity companies represent the Group's share in its exploration and production affiliates, which are accounted for using the equity method of accounting.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	196	531	727	17	744
Proved oil and gas properties	4,331	26,785	31,116	782	31,898
Accumulated depreciation, depletion, and amortization	(377)	(12,672)	(13,049)	(173)	(13,222)
Capitalized cost related to asset retirement obligation	-	166	166	4	170
Accumulated depreciation of capitalized cost related to asset retirement obligation	-	(19)	(19)	-	(19)
Net capitalized costs	4 ,150	14,791	18,941	630	19,571

As of December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	202	666	868	23	891
Proved oil and gas properties	1,256	23,922	25,178	735	25,913
Accumulated depreciation, depletion, and amortization	(154)	(12,154)	(12,308)	(174)	(12,482)
Capitalized cost related to asset retirement obligation	1	70	71	1	72
Accumulated depreciation of capitalized cost related to asset retirement obligation	-	(7)	(7)	-	(7)
Net capitalized costs	1,305	12,497	13,802	585	14,387

As of December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	127	508	635	23	658
Proved oil and gas properties	906	22,730	23,636	680	24,316
Accumulated depreciation, depletion, and amortization	(71)	(12,071)	(12,142)	(103)	(12,245)
Capitalized cost related to asset retirement obligation	2	36	38	1	39
Accumulated depreciation of capitalized cost related to asset retirement obligation	-	(5)	(5)	-	(5)
Net capitalized costs	964	11,198	12,162	601	12,763

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	1,726	183	1,909	80	1,989
Acquisition of properties – unproved	690	370	1,060	100	1,160
Exploration costs	171	252	423	3	426
Development costs	260	2,235	2,495	124	2,619
Total costs incurred	2,847	3,040	5,887	307	6,194

Year ended December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	224	16	240	-	240
Acquisition of properties – unproved	22	49	71	-	71
Exploration costs	81	225	306	3	309
Development costs	108	1,875	1,983	117	2,100
Total costs incurred	435	2,165	2,600	120	2,720

Year ended December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties – proved	-	485	485	2	487
Acquisition of properties – unproved	2	311	313	1	314
Exploration costs	121	135	256	3	259
Development costs	128	1,400	1,528	249	1,777
Total costs incurred	251	2,331	2,582	255	2,837

$21 million relating to the cumulative effect of the adoption of SFAS No.143 is excluded from costs incurred in 2003.

III. Results of operations for oil and gas producing activities

The Group's results of operations for oil and gas producing activities are presented below. In accordance with SFAS No. 69, sales and transfers to Group companies are based on market prices. Income taxes are based on statutory rates. The results of operations exclude corporate overhead and interest costs.

Year ended December 31, 2005	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	620	12,327	12,947	720	13,667
Transfers	-	8,072	8,072	268	8,340
Total revenues	620	20,399	21,019	988	22,007
Production costs (excluding production taxes)	(93)	(1,672)	(1,765)	(137)	(1,902)
Exploration expense	(192)	(125)	(317)	(1)	(318)
Depreciation, depletion, and amortization	(106)	(718)	(824)	(60)	(884)
Accretion expense	-	(30)	(30)	-	(30)
Taxes other than income taxes	(6)	(11,160)	(11,166)	(285)	(11,451)
Related income taxes	(160)	(1,548)	(1,708)	(181)	(1,889)
Total results of operations for producing activities	63	5,146	5,209	324	5,533

Year ended December 31, 2004	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	243	8,841	9,084	754	9,838
Transfers	-	4,456	4,456	47	4,503
Total revenues	243	13,297	13,540	801	14,341
Production costs (excluding production taxes)	(54)	(1,509)	(1,563)	(62)	(1,625)
Exploration expense	(40)	(131)	(171)	(5)	(176)
Depreciation, depletion, and amortization	(28)	(648)	(676)	(39)	(715)
Accretion expense	-	(8)	(8)	-	(8)
Taxes other than income taxes	(2)	(5,544)	(5,546)	(172)	(5,718)
Related income taxes	(3)	(1,310)	(1,313)	(315)	(1,628)
Total results of operations for producing activities	116	4,147	4,263	208	4,471

Year ended December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	102	5,606	5,708	339	6,047
Transfers	3	2,638	2,641	28	2,669
Total revenues	**105**	**8,244**	**8,349**	**367**	**8,716**
Production costs (excluding production taxes)	(26)	(1,432)	(1,458)	(69)	(1,527)
Exploration expense	(15)	(121)	(136)	(4)	(140)
Depreciation, depletion, and amortization	(16)	(590)	(606)	(31)	(637)
Accretion expense	-	(11)	(11)	-	(11)
Taxes other than income taxes	-	(3,230)	(3,230)	(69)	(3,299)
Related income taxes	(8)	(686)	(694)	(53)	(747)
Total results of operations for producing activities	**40**	**2,174**	**2,214**	**141**	**2,355**

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery techniques not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Management has included within proved reserves quantities which the Group expects to produce after the expiry dates of its current production licenses. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Estimated net proved oil and gas reserves and changes thereto for the years 2005, 2004 and 2003 are shown in the tables set out below.

Millions of barrels	Consolidated subsidiaries			Group's share in equity companies	Total
	International	**Russia**	**Total**		
Crude oil					
January 1, 2003	327	14,386	14,713	545	15,258
Revisions of previous estimates	15	493	508	97	605
Purchase of hydrocarbons in place*	-	571	571	(206)	365
Extensions and discoveries	-	420	420	-	420
Production	(8)	(552)	(560)	(32)	(592)
Sales of reserves	(79)	-	(79)	-	(79)
December 31, 2003	255	15,318	15,573	404	15,977
Revisions of previous estimates	8	(63)	(55)	65	10
Purchase of hydrocarbons in place*	12	22	34	(1)	33
Extensions and discoveries	-	606	606	18	624
Production	(11)	(596)	(607)	(28)	(635)
Sales of reserves	-	(35)	(35)	(2)	(37)
December 31, 2004	264	15,252	15,516	456	15,972
Revisions of previous estimates	(43)	29	(14)	(6)	(20)
Purchase of hydrocarbons in place*	174	266	440	(86)	354
Extensions and discoveries	28	472	500	6	506
Production	(15)	(619)	(634)	(30)	(664)
Sales of reserves	-	(34)	(34)	-	(34)
December 31, 2005	**408**	**15,366**	**15,774**	**340**	**16,114**
Proved developed reserves					
December 31, 2003	143	9,792	9,935	272	10,207
December 31, 2004	124	10,205	10,329	322	10,651
December 31, 2005	**255**	**10,070**	**10,325**	**258**	**10,583**

** Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.*

The minority interest share included in the above total proved reserves was 580 million barrels, 259 million barrels and 256 million barrels as of December 31, 2005, 2004 and 2003, respectively. The minority interest share included in the above proved developed reserves was 172 million barrels, 125 million barrels and 133 million barrels as of December 31, 2005, 2004 and 2003, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

Billions of cubic feet	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
Natural gas					
January 1, 2003	1,581	22,362	23,943	221	24,164
Revisions of previous estimates	602	(269)	333	13	346
Purchase of hydrocarbons in place*	-	98	98	(59)	39
Extensions and discoveries	-	57	57	-	57
Production	(28)	(96)	(124)	(9)	(133)
December 31, 2003	2,155	22,152	24,307	166	24,473
Revisions of previous estimates	(268)	(754)	(1,022)	55	(967)
Purchase of hydrocarbons in place	1,174	2	1,176	-	1,176
Extensions and discoveries	-	93	93	2	95
Production	(32)	(133)	(165)	(9)	(174)
Sales of reserves	-	(4)	(4)	(1)	(5)
December 31, 2004	3,029	21,356	24,385	213	24,598
Revisions of previous estimates	402	(520)	(118)	(4)	(122)
Purchase of hydrocarbons in place*	-	8	8	(6)	2
Extensions and discoveries	273	742	1 015	5	1 020
Production	(35)	(155)	(190)	(10)	(200)
Sales of reserves	-	-	-	-	-
December 31, 2005	**3,669**	**21,431**	**25,100**	**198**	**25,298**
Proved developed reserves:					
December 31, 2003	1,070	1,722	2,792	122	2,914
December 31, 2004	1,363	3,420	4,783	175	4,958
December 31, 2005	**1,102**	**4,834**	**5,936**	**153**	**6,089**

* *Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.*

The minority interest share included in the above total proved reserves was 23 billion cubic feet, 20 billion cubic feet and 21 billion cubic feet as of December 31, 2005, 2004 and 2003, respectively. The minority interest share included in the above proved developed reserves was 15 billion cubic feet, 15 billion cubic feet and 16 billion cubic feet as of December 31, 2005, 2004 and 2003, respectively. Substantially all minority interests relate to the reserves in the Russian Federation.

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	**Russia**	**Total consolidated companies**	**Group's share in equity companies**	**Total**
As of December 31, 2005					
Future cash inflows	21,028	375,279	396,307	12,290	408,597
Future production and development costs	(9,471)	(200,288)	(209,759)	(4,513)	(214,272)
Future income tax expenses	(3,563)	(40,135)	(43,698)	(2,220)	(45,918)
Future net cash flows	7,994	134,856	142,850	5,557	148,407
Discount for estimated timing of cash flows (10% p.a)	(4,140)	(86,622)	(90,762)	(2,898)	(93,660)
Discounted future net cash flows	**3,854**	**48,234**	**52,088**	**2,659**	**54,747**
Minority share in discounted future net cash flows	-	1,730	1,730	-	1,730

Included as a part of the $214 billion of future production and development costs are $5.6 billion of future dismantlement, abandonment and rehabilitation costs.

	International	**Russia**	**Total consolidated companies**	**Group's share in equity companies**	**Total**
As of December 31, 2004					
Future cash inflows	8,290	290,189	298,479	9,630	308,109
Future production and development costs	(4,507)	(162,246)	(166,753)	(4,434)	(171,187)
Future income tax expenses	(537)	(29,268)	(29,805)	(1,276)	(31,081)
Future net cash flows	3,246	98,675	101,921	3,920	105,841
Discount for estimated timing of cash flows (10% p.a)	(1,919)	(64,896)	(66,815)	(1,980)	(68,795)
Discounted future net cash flows	**1,327**	**33,779**	**35,106**	**1,940**	**37,046**
Minority share in discounted future net cash flows	-	531	531	-	531

Included as a part of the $171 billion of future production and development costs are $4.4 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2003					
Future cash inflows	6,376	261,575	267,951	6,445	274,396
Future production and development costs	(3,476)	(149,526)	(153,002)	(3,117)	(156,119)
Future income tax expenses	(586)	(26,071)	(26,657)	(824)	(27,481)
Future net cash flows	2,314	85,978	88,292	2,504	90,796
Discount for estimated timing of cash flows (10% p.a)	(1,392)	(55,642)	(57,034)	(1,389)	(58,423)
Discounted future net cash flows	**922**	**30,336**	**31,258**	**1,115**	**32,373**
Minority share in discounted future net cash flows	-	537	537	-	537

Included as a part of the $156 billion of future production and development costs are $3.6 billion of future dismantlement, abandonment and rehabilitation costs.

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Consolidated companies	2005	2004	2003
Discounted present value as at January 1	**35,106**	**31,258**	**22,082**
Net changes due to purchases and sales of minerals in place	1,761	31	16
Sales and transfers of oil and gas produced, net of production costs	(7,771)	(6,260)	(3,525)
Net changes in prices and production costs estimates	18,786	5,881	8,978
Extensions, discoveries, and improved recovery, less related costs	2,619	1,548	1,049
Development costs incurred during the period	2,495	1,983	1,528
Revisions of previous quantity estimates	(320)	(416)	1,163
Net change in income taxes	(5,346)	(1,084)	(2,867)
Other changes	149	8	(115)
Accretion of discount	4,609	2,157	2,949
Discounted present value at December 31	**52,088**	**35,106**	**31,258**

Group's share in equity companies	2005	2004	2003
Discounted present value as at January 1	1,940	1,115	1,365
Net changes due to purchases and sales of minerals in place	(473)	(20)	(457)
Sales and transfers of oil and gas produced, net of production costs	(565)	(562)	(225)
Net changes in prices and production costs estimates	1,934	787	158
Extensions, discoveries, and improved recovery, less related costs	62	64	-
Development costs incurred during the period	124	117	127
Revisions of previous quantity estimates	(82)	388	218
Net change in income taxes	(432)	(224)	(121)
Other changes	(88)	143	(67)
Accretion of discount	239	132	117
Discounted present value at December 31	2,659	1,940	1,115

Total	2005	2004	2003
Discounted present value as at January 1	37,046	32,373	23,447
Net changes due to purchases and sales of minerals in place	1,288	11	(441)
Sales and transfers of oil and gas produced, net of production costs	(8,336)	(6,822)	(3,750)
Net changes in prices and production costs estimates	20,720	6,668	9,136
Extensions, discoveries, and improved recovery, less related costs	2,681	1,612	1,049
Development costs incurred during the period	2,619	2,100	1,655
Revisions of previous quantity estimates	(402)	(28)	1,381
Net change in income taxes	(5,778)	(1,308)	(2,988)
Other changes	61	151	(182)
Accretion of discount	4,848	2,289	3,066
Discounted present value at December 31	54,747	37,046	32,373

TAXATION OF DIVIDENDS AND CAPITAL GAINS

The following discussion is a summary of certain tax consequences under the laws of the Russian Federation and the United Kingdom for holders of our ordinary shares, including those ordinary shares that trade in the form of depositary shares, or DSs, whether in the form of American DSs or global DSs. The summary is general in nature and is based on the laws of the Russian Federation and the United Kingdom in effect as of the date of this annual report and is subject to any change in law that may take effect after such date. It does not purport to be a complete analysis of all tax considerations relating to DSs or ordinary shares, whether in those countries or elsewhere. You should consult with your tax advisors with respect to the precise Russian and UK tax consequences of acquiring, owning and disposing of our ordinary shares or DSs. The applicability of any double tax treaty relief will depend on the particular circumstances and facts relating to each relevant holder. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief.

Under no circumstances should you view this summary as tax advice.

RUSSIAN TAX CONSIDERATIONS

This summary does not seek to address the applicability of any double tax treaty relief. With the enactment of the Profits Tax Chapter of the Russian Tax Code which became effective 1 January 2002 the advance treaty clearance procedure has been eliminated. However, this does not eliminate a risk of the tax authorities disputing the relief from withholding tax when they carry out a tax audit and requiring the tax agent to make payment of tax, penalties and interest.

Non-resident holder

For the purposes of this summary, a "non-resident holder" in relation to an individual means a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year that holds and disposes of DSs or ordinary shares.

For the purposes of this summary, a "non-resident holder" in relation to a legal entity is a legal person or organisation, in each case not organised under Russian law, that holds and disposes of DSs or ordinary shares otherwise than through a permanent establishment in Russia. Current Russian tax legislation does not provide for definition of residency, applicable to legal entities. In practice, it is possible to use the definition above as term, describing residency of legal entities in Russia

The Russian tax rules applicable to securities, and in particular to those held by non-resident holders, are characterised by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectorates and inspectors. In addition both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. The relevant chapters of Part Two of the Tax Code that set out the regulatory framework for the taxation of the income of individuals and the profits of Russian and foreign legal entities do not regulate all the issues arising in connection with the purchase, ownership and disposition of shares and DSs by non-resident holders. In particular, the Russian tax authorities have not provided profound guidance regarding the treatment of the share deposit arrangements of the type relating to DSs.

Taxation of Dividends

Dividends paid to a non-resident holder generally are subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an individual. Dividends paid to a non-resident holder that is a legal entity generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%, according to the Tax code of the RF. Russia has current double tax treaties (DTTs) with quite a wide range of countries, where the respective rates for the taxation of dividends are lower. For instance, according to DTT between Russia and the UK, the relief tax rate for non-resident individuals is 10%.

Russian tax reporting obligations of a non-resident individual

If income received by a non-resident-holder (who is an individual) is treated as taxable in Russia but has not been withheld for any reason (e.g. paid by foreign company) such an individual is technically liable to declare his or her income to the Russian tax authorities and pay the tax.

Withholding tax may be reduced under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains of 15 February 1994, or the UK-Russia Tax Treaty, provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends.

However, treaty relief may not be available to non-resident holders of DSs because of the absence of clear interpretative guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holders of the DSs) is the legal holder of the shares under Russian law. In the absence of distinct guidance from the Russian tax authorities on the application of relevant double tax treaties, we likely will not be able to apply the reduced rates and will have to withhold tax at applicable domestic rates on dividends payable to a non-resident holder. See "-UK Tax Treaty Relief Procedures."

Taxation of Capital Gains

A non-resident holder generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of DSs outside of Russia provided there is no income form a source within Russia The Tax Code provides that capital gains realised by non-resident legal entities from the sale of shares or derivative instruments (where the underlying assets are in the form of shares of Russian companies) that are circulated on foreign exchanges legally, will not be recognised as income from Russian sources and, therefore, shall be not subject to Russian withholding taxes.

A non-resident legal entity will be subject to taxes on capital gains only in connection with the sale to a Russian resident of shares of a Russian company that has more than 50%of its assets in the form of immovable property in Russia The non-resident holder may deduct the original purchase price from the proceeds of the sale if he provides documentary support of the original purchase price to the Russian purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to a withholding tax at the rate of 24%. Without documentary support, the non-resident entity is not entitled to deduct the original purchase price and the gross proceeds of the sale are subject to a 20%rate. Please note that since capital gains may be calculated in roubles the taxable base could be affected by changes in the rouble exchange rates.

Please note that the favourable tax treatment in respect of capital gains realised by non-resident legal entities shall be applicable only to a non-resident entity without a permanent establishment in the Russian Federation. Should a non-resident entity establish or create a permanent establishment in Russia, capital gains from the disposition of Russian securities attributable to such permanent establishment shall be subject to a tax at the rate of 24 %. The acquisition by a non-resident entity of shares or other property in the Russian Federation does not in itself mean that the non-resident entity has a permanent establishment in the Russian Federation.

A non-resident individual will generally be subject to withholding tax at the rate of 30% on the gross proceeds from a disposal of the shares or DSs, less any available cost deduction, where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. For such purposes income is received from "a source within Russia "if the shares or DSs are sold in the territory of the Russian Federation.

However, there is no definition of "sale in the territory of the Russian Federation "in relation to transactions involving securities. There is a risk that any sale of shares (as opposed to depositary shares) in a Russian company may be considered a sale in the territory of the Russian Federation. Proceeds from the sale of shares in a Russian stock exchange (for listed stock) and sale of shares under a purchase agreement on the territory of Russia are generally considered as a Russian source income. Sale by a non-resident individual to a foreign company or to the other non-resident individual are not subject to withholding tax in Russia since there is no tax agent to withhold the tax (according to the definition of the tax agent in the Tax code of RF). A sale of DSs may also be considered a sale in the territory of the Russian Federation if the purchaser is a Russian resident. Please note that capital gains are calculated in roubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in rouble exchange rates.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the UK-Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless the shares which: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange.

Resident Holders

A holder of DSs or shares who is a physical or legal person resident in Russia for tax purposes is subject to all applicable Russian taxes. Tax rate on dividends, paid to the resident holders (individuals) is 9%. The tax rate for PEs of FLEs is 15%. In the both cases tax must be withheld by Russian organisation as an agent.

UK Tax Treaty Relief Procedures

The Profits Tax Chapter of the Russian Tax Code, which became effective on 1 January 2002, eliminates the requirement that a non-resident corporate holder should obtain tax treaty clearance from Russian tax authorities prior to receiving any income derived from the shares (i.e., from the payment of dividends or the sale of such shares). However, Russian tax authorities, in connection with a tax audit, may still dispute the fact that the non-resident is eligible to benefit from the double tax treaty and require the tax agent (i.e., the company paying dividends or the Russian purchaser of the shares) to withhold and pay tax, In practice, the most likely negative outcome for non-withholding of a tax are penalty, amounting to 20% of non-withheld tax and late payment interest.

Otherwise a non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide a confirmation of its tax residence that complies with the applicable double tax treaty as well as the other documentation related to receiving such income in advance of receiving income. UK holders may obtain the confirmation by writing to their local UK tax inspector.

In accordance with the Tax Code a non-resident holder who is an individual must present to the tax authorities a document on his or her tax residency and a document justifying the income received and the tax paid offshore, confirmed by the foreign tax authorities. Formally such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the residence jurisdiction.

If a non-resident does not obtain advance tax-treaty clearance and tax is withheld by a Russian resident on capital gains or other amounts, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld when the recipient is a company or within the one-year period from the end of the tax period in which the tax was withheld when the recipient is an individual. The legal entities are not entitled to grant refund to an individual.

To process a claim for a refund for legal entities, the Russian tax authorities require (i) a confirmation of the residence of a non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities (Form 1012DT (2002) is applicable for legal entities only and is designed to combine (i) and (ii) for foreign corporate).

For individual a refund is granted only upon the presentation of the a) an application for refund in any understandable by the tax authorities format; b) statement of all annual income of the individual (Form NDFL-2); c) a confirmation of residence.

The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

The Russian tax authorities may require a Russian translation of some documents as well as to apply other requirements to the format of documents. Providing necessary documentation does not eliminate a risk of the tax authorities disputing the relief from withholding tax and requiring additional documentation in the form determinated by the particular inspection.

UNITED KINGDOM TAX CONSIDERATIONS

The comments below are of a general nature based on current UK law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of persons other than persons who are the absolute beneficial owners of DSs or ordinary shares. In particular these comments do not apply to the following:

- investors who do not hold their DSs or ordinary shares as capital assets;
- investors that own (or are deemed to own) 10% or more of our voting rights; or
- special classes of investors such as dealers.

Withholding tax on dividends

Dividend payments in respect of DSs or ordinary shares issued by a company organised under the laws of the Russian Federation should not be subject to UK withholding tax. As discussed in "-Russian tax considerations -Taxation of Dividends," such dividends will be subject to Russian withholding taxes.

Taxation of Dividends

A UK holder of interests in DSs or ordinary shares that receives a dividend on the DSs or ordinary shares may be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividend paid before the deduction of any Russian withholding taxes, subject to the availability of any credit for Russian tax withheld. An individual holder of interests in DSs or ordinary shares who is resident and domiciled in the United Kingdom will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident but not domiciled in the United Kingdom (or is resident, but not ordinarily resident, and domiciled in the United Kingdom, and either a Commonwealth citizen (this includes a British citizen) or a citizen of the Republic of Ireland) will generally be subject to UK income tax on the dividend paid on the DSs or ordinary shares to the extent that the dividend is remitted to the United Kingdom. A dividend is remitted to the United Kingdom if it is paid to the United Kingdom or transmitted or brought to the United Kingdom in any way.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on the dividend paid on the DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will generally not be subject to UK corporation tax on any dividend paid on the DSs or ordinary shares unless the DSs or ordinary shares are attributable to a trade carried on by the holder in the United Kingdom through a branch or agency.

Taxation of Disposals

The disposal by a UK holder of interests in DSs or ordinary shares may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident and domiciled in the United Kingdom will generally be liable for UK capital gains tax on chargeable gains made on the disposal of an interest in DSs or ordinary shares. An individual holder of interests in DSs or ordinary shares who is resident or ordinarily resident, but not domiciled, in the United Kingdom will be liable for UK capital gains tax to the extent that the proceeds received on the disposal of an interest in DSs or ordinary shares (or part thereof) are remitted or deemed to be remitted to the United Kingdom; losses arising on such disposals cannot be remitted to the UK. Dealings in the DSs or ordinary shares on the London Stock Exchange may give rise to remitted gains that would, therefore, give rise to a UK capital gains tax liability. It should be noted that special rules may apply where an individual has acquired his or her shares in connection with their employment such that any gain or part thereof is subject to income tax rather than capital gains tax.

In qualifying circumstances (including a qualifying time period), relief may be available to UK resident individual holders, to reduce the amount of a gain on a disposal of the ordinary shares or DSs, under "taper relief" rules for assets acquired after March 1998 (indexation may be available if the assets were acquired prior to this time).

Where a UK holder of interests in DSs or ordinary shares has acquired the interests or ordinary shares on a number of occasions there are specific matching rules which determine, for tax purposes, which interests or ordinary shares are being disposed of first.

A corporate holder of interests in DSs or ordinary shares that is resident in the United Kingdom will generally be subject to UK corporation tax on any chargeable gain arising from a disposal of DSs or ordinary shares. A corporate holder of interests in DSs or ordinary shares that is not resident in the United Kingdom will be subject to UK corporation tax on any chargeable gain arising from their disposal where the DSs or ordinary shares in question are attributable to a trade carried on by the holder in the United Kingdom through a branch or agency. An indexation allowance based on the Retail Price Index may be available to reduce the gain.

In qualifying circumstances (including a qualifying time period), an exemption may be available to UK resident corporate holders, on a disposal of ordinary shares or DSs, such that any gain/loss will not be taxable/relievable.

Effect of withholding taxes

As discussed in "Taxation - Russian tax considerations - Taxation of Dividends" and "-Taxation of Capital Gains" above, dividend payments in respect of ordinary shares will be, and certain capital gains may be, subject to Russian withholding taxes. A UK resident investor should generally be entitled to a credit for Russian tax (if any) properly withheld from such payments against such investor's liability to income tax or corporation tax on such amounts, subject to UK tax rules for calculation of such a credit.

Stamp duty

Payment of UK stamp duty will not normally be required in connection with a transfer of interests in DSs or ordinary shares, provided that the instrument of transfer is executed outside the UK and the transfer does not otherwise relate to "some matter or thing done or to be done in the UK". No UK stamp duty reserve tax will be payable in respect of an agreement to transfer interests in DSs or ordinary shares provided that they are not registered in a register kept in the UK by or on behalf of the body corporate by which they are issued.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- statements of our plans, objectives or goals, including those related to products or services;
- statements of future economic performance; and
- statements of assumptions underlying such statements.

Forward looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios. Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors include:

- inflation, interest rate and exchange rate fluctuations;
- the price of oil;
- the effects of, and changes in, Russian government policy;
- the effects of competition in the geographic and business areas in which we conduct operations;
- *the effects of changes in laws, regulations, taxation or accounting standards or practices;*
- our ability to increase market share for our products and control expenses;
- acquisitions or divestitures;
- technological changes; and
- our success at managing the risks of the aforementioned factors.

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and, subject to any continuing obligations under the Listing Rules of the U.K. Listing Authority, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

REFERENCE INFORMATION

The most complete and up-to-date information about LUKOIL can always be found on the Company's website: www.lukoil.ru (Russian) or www.lukoil.com (English).

By visiting the site you can familiarize yourself with trends and results of LUKOIL's business, obtain accurate, up-to-date information about events concerning the Company and the whole spectrum of LUKOIL activities, as well as finding out about the Company's social and environmental policies.

The Investor Centre section of the site presents the company's financial and industrial results, dividend history, share prices, presentations for investors, and Company reports.

Legal Address and Central Office
11, Sretensky Boulevard, Moscow, Russia 101000

Central Information Service
Tel: +7 (495) 627-44-44, 628-98-41
Fax: +7 (495) 925-70-16

Shareholder Relations Department
Tel: +7 (495) 627-48-84, 973-73-46
Fax: +7 (495) 627-41-91
E-mail: shareholder@lukoil.com

Investor Relations Department
Tel: + 7 (495) 627-16-96
Fax: + 7 (495) 981-72-88
E-mail: ir@lukoil.com

Press Service
Tel: +7 (495) 627-16-77
Fax: +7 (495) 627-16-53
E-mail: pr@lukoil.com

LUKOIL Stock Consulting Center
3 (Building 1), Pokrovsky Boulevard, Moscow, Russia 101000
Tel: + 7 (495) 627-41-91, 627-43-80
Fax: + 7 (495) 627-41-91

NIKOIL Registrar Company
28, 3rd Ulitsa Yamskovo Polya, Moscow, Russia 125124
Tel/fax: + 7 (495) 755-90-77

LUKOIL REPORTS

Electronic versions of the following reports are available at the Investor Centre section of the company web site (www.lukoil.com/ir)

1. Report on Company Business.
2. Consolidated Financial Accounts.
3. Quarterly Consolidated Financial Accounts.
4. Management's Discussion and Analysis of Financial Condition and Results of Operations
5. Analyst DataBook.

CONCEPTS AND TERMS USED IN THIS REPORT

Mentions in this Annual Report of "LUKOIL", "LUKOIL Group", "the Group", "LUKOIL", "the Company", "we" and "our" are equivalent and refer to LUKOIL Group of companies, to LUKOIL and/or its subsidiary enterprises, depending upon the context, in which the terms are used.

The average rouble/dollar exchange rate for 2005 (28.29 roubles/dollar) is used in conversion of rouble figures for expression in dollars, unless otherwise indicated.

"Regions" with a capital "R" refers to administrative divisions of the Russian Federation, "regions" with a small "r" refers to general geographical divisions.

"Reference fuel" is a rough measure to enable comparisons between different types of fuel, based on their energy content. 1 tonne of reference fuel = one tonne of crude oil = 1,000 cubic meters of natural gas.

ABBREVIATIONS

Boe – barrels of oil equivalent
(1 boe = 6,000 cubic feet of gas)
ppm – parts per million
km – kilometer
mcm – million cubic meters
bcm – billion cubic meters
mcf – million cubic feet
bcf – billion cubic feet

